As submitted confidentially to the U.S. Securities and Exchange Commission on December 11, 2024, as Amendment No. 2 to the initial confidential submission. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kestra Medical Technologies, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

(425) 279-8002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Webster

Chief Executive Officer

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

(425) 279-8002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sophia Hudson, P.C. Lisa Zhang Christie W.S. Mok Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Traci S. Umberger General Counsel and Chief Administrative Officer 3933 Lake Washington Blvd NE, Suite 200 Kirkland, Washington 98033 Telephone: (425) 279-8002	Ilir Mujalovic Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited condensed consolidated financial statements as of July 31, 2024 and for the three months ended July 31, 2024 and 2023 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated      , 2024

PROSPECTUS

   Shares

Common Shares

This is the initial public offering of Kestra Medical Technologies, Ltd. We are selling     common shares. We expect the public offering price to be between $   and $   per common share. Currently, no public market exists for the common shares. After the pricing of this offering, we expect that the common shares will trade on the     under the symbol “KMTS.”

Upon the closing of this offering, an investment fund advised by affiliates of Bain Capital, L.P. will own approximately  % of our common shares (or  % of our outstanding common shares if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of    . See “Management—Controlled Company Exception” and “Principal Shareholders.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to comply with certain reduced public company reporting and disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the section titled “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an over-allotment option for a period of 30 days from the date of this prospectus to purchase up to      additional common shares. If the underwriters exercise in full their over-allotment option, the total underwriting discounts and commissions payable by us will be $   and the total proceeds to us, before expenses, will be $   .

At our request, the underwriters have reserved up to     common shares, or up to  % of the common shares offered hereby, for sale at the initial public offering price through a reserved shares program to certain individuals associated with us, including our officers, directors, team members and business associates. See “Underwriting—Reserved Shares.”

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Bermuda Monetary Authority has given general permission under the Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares that are the subject of this offering to and between residents and non-residents of Bermuda, for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes     . In granting such general permission, the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

The common shares will be ready for delivery on or about      ,     .

BofA Securities	Goldman Sachs & Co. LLC	Piper Sandler

Wells Fargo Securities

The date of this prospectus is      , 2024

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

BASIS OF PRESENTATION

Kestra Medical Technologies, Ltd., the issuer in this offering, was incorporated on May 20, 2021 in connection with this offering to serve as a holding company for its subsidiaries, and it has not engaged in any business or other activities other than those incidental to its formation, the organizational transactions described herein and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering and the consummation of the organizational transactions, Kestra Medical Technologies, Ltd. will remain a holding company, and it will operate and control all of the business and affairs and consolidate the financial results of West Affum Intermediate Holdings Corp., a Cayman Islands exempted company (“West Affum Intermediate Holdings”), and its subsidiaries, which will operate our business. Unless stated otherwise or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described herein, which we refer to collectively as the “Organizational Transactions.” See “Organizational Transactions” for a description of the Organizational Transactions and diagrams depicting both our existing structure prior to giving pro forma effect to the Organizational Transactions and our anticipated structure after giving pro forma effect to the Organizational Transactions and this offering. Following the consummation of this offering and the Organizational Transactions, Kestra Medical Technologies, Ltd. will be our top holding company and its consolidated financial statements will be included in our reports filed with the SEC.

West Affum Intermediate Holdings was incorporated on August 6, 2020, in order to carry on the business of our principal operating subsidiary, West Affum Holdings Corp. (“West Affum Holdings”), and West Affum Holdings’ consolidated subsidiaries. West Affum Holdings will be the predecessor of the issuer, Kestra Medical Technologies, Ltd., for financial reporting purposes. Kestra Medical Technologies, Ltd. will be the reporting entity following this offering. Accordingly, the consolidated financial statements as of and for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus represent the consolidated assets and liabilities and operations of West Affum Intermediate Holdings and its subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless stated otherwise or the context otherwise requires the terms “we,” “us,” “our,” “our business,” “our company,” “the Company” and similar references refer: (1) prior to the consummation of the Organizational Transactions, to West Affum Intermediate Holdings and its consolidated subsidiaries and (2) at or following the consummation of the Organizational Transactions, to Kestra Medical Technologies, Ltd. and its consolidated subsidiaries.

INDUSTRY AND MARKET DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. Management’s estimates presented herein are based upon management’s analysis of internally compiled data, independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. We obtained the industry and market data set forth in this prospectus from our own internal estimates and research, as well as from academic and industry publications, research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on our knowledge of the industry and market, which we believe to be reasonable. We believe that the information from academic and industry publications, research, surveys and studies conducted by third parties included in this prospectus is reliable. Additionally, our estimated total addressable market is based on epidemiology data regarding cardiac patient populations with low ejection fractions, the Medicare reimbursement rate for WCDs as of October 2024, the average initial prescription duration for our ASSURE WCD and our estimates of the average initial prescription duration for WCDs generally. See “Risk Factors—Risks Related to Our Business—The estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.” The industry in which we operate and the data related thereto are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates, publications and reports made by the independent parties and by us. Forecasts and other forward-looking information with respect to the industry, business, market, and other data included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below. These independent industry publications do not form part of this prospectus and are not incorporated by reference herein.

•	The New England Journal of Medicine, Wearable Cardioverter-Defibrillator after Myocardial Infarction, September 2018;

•	American Heart Association, Abstract 4141304: Clinical Impact of Ventricular and Supraventricular Arrhythmia Detection with a Novel Wearable Cardioverter Defibrillator, November 2024;

•	American Heart Association, Abstract 4141488: Initial Real-World Experience with a Novel Wearable Cardioverter Defibrillator, November 2024;

•	American Heart Association, 2024 Heart Disease and Stroke Statistics: A Report of US and Global Data From the American Heart Association, February 2024;

•

American Heart Association, Left Ventricular Ejection Fraction Assessment Among Patients with Acute Myocardial Infarction and Its Association with Hospital Quality of Care and Evidence-Based Therapy Use, September 2012;

•	European Heart Journal, 2016 ESC Guidelines for the Diagnosis and Treatment of Acute and Chronic Heart Failure, May 2016;

•	Heart Failure Society of America, HF Stats 2024: Heart Failure Epidemiology and Outcomes Statistics, September 2024;

•	JAMA, Heart Failure with Reduced Ejection Fraction—A Review, August 2020;

•	Journal of Cardiovascular Electrophysiology, Impact of Wearable Cardioverter-Defibrillator Compliance on Outcomes in the VEST Trial: As-Treated and Per-Protocol Analyses, February 2020;

•	Journal of Cardiovascular Electrophysiology, A wearable cardioverter defibrillator with a low false alarm rate, January 2022;

•	Journal of Cardiac Failure, HF STATS 2024: Heart Failure Epidemiology and Outcomes Statistics An Updated 2024 Report from the Heart Failure Society of America, September 2024; and

•	PLOS ONE, Defibrillation effectiveness and safety of the shock waveform used in a contemporary wearable cardioverter defibrillator: Results from animal and human studies, March 14, 2023.

SERVICE MARKS, TRADEMARKS AND TRADE NAMES

This prospectus includes references to trademarks and service marks for which we have obtained or applied for registration, such as ASSURE, ASSURE ASSIST, CARDIAC RECOVERY SYSTEM, KESTRA and KESTRA CARESTATION. This prospectus also contains trade names, trademarks and service marks of other companies, which are the property of their respective owners. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This summary contains forward-looking statements that involve risks and uncertainties.

Overview

We are a commercial-stage, wearable medical device and digital healthcare company focused on transforming patient outcomes in cardiovascular disease using monitoring and therapeutic intervention technologies that are intuitive, intelligent, and connected. We have developed and are commercializing our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The cornerstone of our Cardiac Recovery System platform is the ASSURE WCD, a next generation wearable cardioverter defibrillator (“WCD”) used to protect patients at an elevated risk of sudden cardiac arrest (“SCA”), a major public health problem that accounts for approximately 50% of all cardiovascular deaths in the U.S. The ASSURE WCD automatically monitors elevated risk patients and, if needed, delivers a defibrillation shock to return the patient’s heart to normal rhythm. The ASSURE WCD was purpose-built to enhance patient comfort and compliance and directly address the key barriers to adoption associated with the only other commercially available WCD. We believe the ASSURE WCD offers significant clinical and functional advantages, including greater patient compliance as a result of a major reduction in false alarms and enhanced comfort and wearability. In addition to the ASSURE WCD, our Cardiac Recovery System platform includes a comprehensive suite of fully integrated digital solutions and services that enable enhanced patient and provider engagement and oversight, with the objective of improving patient outcomes. We believe our Cardiac Recovery System platform addresses serious unmet needs in the cardiac patient population and has the potential to disrupt and grow the market which has been limited to a single solution for more than 20 years. As of November 30, 2024, our system is actively being prescribed by more than 500 hospitals across the U.S., representing approximately 19% of WCD prescribing hospitals in the U.S., and has been worn by over 15,000 patients since it was fully commercially launched. In our top 50 hospitals, we believe we have successfully captured approximately 45% of the currently available prescriptions.

SCA is a life-threatening emergency characterized by the abrupt cessation of the heartbeat caused by an electrical malfunction in the heart. This is typically triggered by ventricular arrhythmias, such as ventricular fibrillation (“VF”), and leads to a loss of consciousness and potentially death within minutes if not promptly treated. The American Heart Association (“AHA”) estimates that SCA causes approximately 436,000 deaths per year, making it the third leading cause of death in the U.S. Defibrillation, or an electrical shock, is the only way to restore a fibrillating heart to a normal rhythm. Each minute of delay in restoring the heart to a normal rhythm reduces a patient’s chance of survival by 7% to 10%. The average time for Emergency Medical Services (“EMS”) arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. The most common location of a SCA in adults is at a home or residence, representing approximately 73% of SCAs. In addition, approximately 50% of all SCAs are unwitnessed.

A WCD is a wearable, non-invasive miniaturized automated external defibrillator and is worn underneath regular clothing. The device continuously monitors a patient’s heart rhythm and is capable of delivering a defibrillation shock. Wires connect electrodes inside the garment to the monitor, which is carried in a small pack or shoulder bag. The electrodes continuously acquire a patient’s heart rate and rhythm for evaluation by the automated external defibrillator. If the monitor detects a potentially life-threatening arrhythmia, the WCD first alerts the patient via an audible alarm and then administers a shock, if needed.

For over 20 years, WCDs have been used to protect patients at elevated risk of SCA. However, until the ASSURE WCD received Food and Drug Administration (“FDA”) approval in July of 2021, the market was limited to a single solution. Since the approval of the first WCD in 2001, global WCD revenues have grown to $1.3 billion in 2023, with approximately 85% of the revenues generated in the U.S. The volume of patients prescribed a WCD in the U.S. grew at roughly 6% annually between 2021 and 2023, and we expect WCD revenues to continue growing.

Despite being proven as safe and effective in treating dangerous cardiac rhythms when worn, WCD therapy remains underutilized, reaching just 14% of the eligible U.S. patient population in 2023. We believe that the low penetration of WCD therapy is largely due to the limitations of the incumbent commercially available device. Commonly cited reasons for patients or providers failing to use the competitor device include high false alarm frequency, poor wearability and patient discomfort, a unisex-only garment, low utility data and limited connectivity with patients. In the U.S., we estimate that approximately 850,000 cardiac patients each year may be eligible for WCD therapy, representing a $10 billion annual addressable market based on current Medicare reimbursement rates and our average WCD wear prescription lengths. In addition, we estimate that there are approximately 1.8 million indicated patients with low Left Ventricular Ejection Fraction (“LVEF”) in select international markets, representing another approximately $14 billion total annual market opportunity.

The ASSURE WCD is the next generation of WCD therapy, delivering a safe and effective solution for patients with a design that enhances patient comfort and compliance. In addition to the ASSURE WCD, the various digital solutions and services of our Cardiac Recovery System platform include the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services. The ASSURE patient application engages patients with real-time mobile updates to promote compliance, while the Kestra CareStation remote patient data platform equips healthcare providers with actionable insights to support timely and informed care decisions. Heart Alert Services and ASSURE Assist services work together to enhance safety and are designed to provide critical alerts to healthcare providers for significant arrhythmias and notify emergency services when therapy is administered. This post-therapy EMS support is critical as a range of injuries, such as head injuries, soft tissue damage and bone fractures, can result from falling down after a SCA. In addition, the ASSURE wearable ECG as part of our Cardiac Recovery System platform provides monitoring and connectivity for patients no longer indicated for a WCD but who still require ongoing support while their heart continues to remodel. We believe we offer the most comprehensive and cohesive platform, with digital solutions and services that are seamlessly integrated with our ASSURE WCD, meaningfully differentiating our Cardiac Recovery System platform from the only other commercially available WCD.

We are building a body of clinical evidence supporting the safety, efficacy, and benefits of the ASSURE WCD, with six publications completed to date. This growing portfolio includes our pivotal trials—the ASSURE WCD Clinical Evaluation—Detection and Safety Study (“ACE-DETECT”) and the ASSURE WCD Clinical Evaluation—Conversion Efficacy Study (“ACE-CONVERT”)—which served as the basis for our premarket approval (“PMA”). In addition, we are conducting the ASSURE WCD Clinical Evaluation—Post Approval Study (“ACE-PAS”) as part of a broader ongoing ASSURE Patient Registry. As of November 30, 2024, our ongoing registry has enrolled over 15,000 patients, and its findings further validate the results of ACE-DETECT and ACE-CONVERT. Our most recent FDA submission from ACE-PAS from July 2024, which includes data from 5,929 patients, reported first shock conversion efficacy exceeding 95%, a low false alarm rate with only 6% of our patients experiencing a false alarm, compared to 46% for the competitor’s device, and a median daily use of 23.2 hours. These results underscore the ASSURE WCD’s competitive advantages in wearability, usability, and patient compliance, providing strong support for continued adoption. We believe this collection of real-world evidence will generate additional publications, continue to increase awareness of WCDs as a proven therapy for elevated risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE WCD.

We have made material investments in infrastructure to support rapid growth and scalability, specifically in our commercial organization, distribution and supply chain capabilities, as well as revenue cycle management capabilities. In the U.S., we have built a commercial sales team of approximately 70 direct sales representatives and 40 sales and clinical support professionals with deep expertise in cardiac rhythm management and established relationships in the cardiology and electrophysiology fields. This team is responsible for developing sales territory business plans, targeting and opening new accounts, and processing prescriptions of our ASSURE WCD. Our direct sales team is supported by a contracted team of over 250 ASSURE Patient Specialists (“APSs”) who assist patients with fitting and training. At fitting, we deliver our ASSURE WCD from our distribution network to the patient. We utilize a lease business model, and when a patient’s wear time has concluded, the device is returned for reprocessing and reintroduction into the distribution network. To support our growth, we have developed a highly scalable supply chain in collaboration with experienced, top-tier medical technology suppliers. Our substantial investment in a fleet of devices, each with a capacity for approximately three patient wears per year, are reprocessed through efficient reconditioning, which enables the business to scale with an attractive unit economic profile. Finally, our revenue cycle management capabilities streamline reimbursement processes by ensuring claims are accurately prepared and submitted according to individual payor requirements, facilitating timely collections. These capabilities are a critical asset in driving operational efficiency and supporting both patient and prescriber satisfaction. We believe our significant investments in infrastructure create a high barrier to entry that will help us protect and grow our market share.

We have experienced rapid growth since our full commercial launch, expanding our headcount from 66 team members in October 2020 to over 300 team members as of November 30, 2024. We generated revenue of $27.8 million for the fiscal year ended April 30, 2024, compared to revenue of $7.6 million for the fiscal year ended April 30, 2023, representing 265% year-over-year growth. For the fiscal year ended April 30, 2024, we recognized a net loss of $94.1 million, compared to a net loss of $84.2 million for the fiscal year ended April 30, 2023. As of April 30, 2024 and April 30, 2023, we had an accumulated deficit of $406.4 million and $312.3 million, respectively.

Market Overview and Opportunity

Overview of Sudden Cardiac Arrest

SCA is a major public health problem and accounts for approximately 50% of all cardiovascular deaths in the U.S. and commonly occurs in individuals with heart disease or those experiencing cardiac events. Several research studies indicate that low LVEF may be a sign of heart disease and is one of the greatest risk factors for SCA. Normal LVEF is typically between 50% and 70%. This means that during each heartbeat, 50% to 70% of the blood in the left ventricle is pumped out to the body. Low LVEF is typically considered 40% or less. In one study, patients with an LVEF of 30% or less were two times more likely to suffer from SCA compared to patients with an LVEF of more than 40%. Another study showed that the absolute risk of SCA is highest during the early period following a cardiac event, especially within the first 30 days. In this same study, each 5% decrease in LVEF was associated with a 21% increase in the risk of SCA during the first 30 days after a myocardial infarction (“MI”).

WCD Therapy for Patients at Risk of SCA

There are three main types of defibrillators: implantable cardioverter defibrillators (“ICD”), external defibrillators (both manual and automated), and WCDs. An ICD is a small battery-powered device surgically placed in the chest that continuously checks the heartbeat and delivers electric shocks, when needed, to restore a regular heart rhythm. An external defibrillator is a portable device that uses two adhesive pads placed on the patient’s skin by a trained professional or a bystander to deliver an electric shock through the chest to the heart to restore a normal rhythm. An automated external defibrillator automatically detects a patient’s heart rhythm and delivers a shock while a manual external defibrillator requires the user to select a specific shock energy to be delivered to the patient. A WCD is an external wearable device that continuously monitors a patient’s heart rhythm. If it detects a potentially life-threatening arrhythmia, the WCD alerts the patient and, if necessary, automatically delivers a defibrillation shock to restore a normal heart rhythm.

WCDs are typically prescribed to patients immediately following an MI or heart failure diagnosis and serve as a bridge to recovery between the cardiac event and a longer-term treatment regimen. During this period, healthcare providers will optimize the patient’s medical therapy while also waiting to see if the patient’s LVEF improves. The expected wear duration of the WCD varies based on the patient indication, with the majority of our patients being prescribed the WCD for three months or longer.

Limitations of the Legacy, Commercially Available WCD

WCDs are recommended for patients with a low LVEF who are at an elevated risk of SCA. However, limitations of the only other commercially available WCD, such as patient comfort and false alarm rate, as well as gaps in awareness by healthcare providers of its broader diagnostic utility have led to underutilization of the therapy. Many indicated patients do not receive a prescription and some choose not to wear a WCD. Patients who choose not to wear a WCD are often left reliant on first responders or EMS in the event of a SCA. This reliance poses a significant risk, as only 16% of sudden cardiac events occur in public places where an automated external defibrillator might be available. The average time for EMS arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. During this critical time, survival rates decline by 7% to 10% for every minute that passes.

Our Market Opportunity

Since the approval of the first WCD in 2001, global WCD revenues have grown significantly, reaching over $1.3 billion in 2023, with approximately 85% of the revenues coming from the U.S. Between 2021 and 2023, the volume of patients prescribed a WCD in the U.S. grew roughly 6% annually. We expect further penetration and growth of the WCD market, driven by increased awareness and education about WCD therapy, the expanded launch of our innovative and comprehensive solution, and the rapidly growing heart failure population, which will likely expand the number of patients at elevated risk of SCA and indicated for a WCD. Despite being available for over 20 years and proven effective in treating dangerous cardiac rhythms when worn by patients, the therapy has reached just 14% of eligible U.S. patients in 2023, highlighting a significant opportunity for growth. We attribute this low penetration to poor patient compliance, driven by the limitations of our competitor’s device. The ASSURE WCD, as part of our broader Cardiac Recovery System platform, is designed to prioritize patient comfort and compliance, addressing common barriers to acceptance experienced by the only other commercially available WCD.

According to the AHA, approximately 1.8 million people in the U.S. each year experience a serious cardiac event, such as an MI, or are diagnosed with heart failure. Among these patients, around 800,000 patients have low LVEF—a measure of how much oxygen-rich blood is pumped from the left ventricle to the body with each contraction—placing them at an elevated risk of SCA. Additionally, approximately 50,000 patients each year either have documented ventricular tachycardia (“VT”) or VF, an inherited genetic condition, or have had their ICD temporarily explanted. Based on these annual incidences, the current Medicare reimbursement rates, and our average initial WCD prescription length of 3.4 months, we believe the total, annual addressable market in the U.S. for the ASSURE WCD is approximately $10 billion.

While our current commercial focus is on the U.S., approximately 15% of the global WCD revenues in 2023 were generated internationally, representing approximately $200 million, and that has primarily been concentrated in western Europe where the market has been most developed, as well as in Japan. We estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing an approximately $14 billion total annual market opportunity outside the U.S. We are currently planning to pursue CE Mark approval in Europe and, in the future, intend to strategically commercialize in selected international markets.

Our Solution

The ASSURE WCD is the cornerstone of our Cardiac Recovery System platform, a robust and extensible system integrating therapy, monitoring, and digital health solutions that represents the future of cardiac care. As a next generation of WCD therapy, the ASSURE WCD delivers a safe and effective solution for patients and was intentionally designed to enhance patient comfort and compliance and successfully resolve the key barriers to adoption associated with the only other commercially available WCD. The ASSURE WCD received FDA approval on July 27, 2021 for adult patients at elevated risk of SCA who are not candidates for, or decline, an ICD. As of November 30, 2024, the ASSURE WCD is actively being prescribed by more than 500 hospitals and has been worn by over 15,000 patients.

In addition to the ASSURE WCD, our Cardiac Recovery System platform includes fully integrated digital solutions and services such as the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services, as well as the recently launched ASSURE wearable ECG. Cleared by the FDA on May 7, 2024, the ASSURE wearable ECG provides extended monitoring and valuable insights into a patient’s heart function after they are no longer indicated for a WCD. This non-therapeutic platform supports cardiac recovery monitoring using many of the same familiar features as the ASSURE WCD, ensuring continuity and ease of use for both patients and clinicians.

Key Benefits of Our Solution

Our Cardiac Recovery System platform offers notable benefits and an improved user-experience that differentiates it from the only other commercially available WCD. These benefits include:

•

Modern and advanced design to improve comfort, performance and maximize wearability. The design of our garments incorporates advancements in electronics, mobile technology, signal processing techniques, and fabrics. The garments were developed with an athletic and sportswear designer and are tailored for body inclusivity, offering two styles and a wide range of sizes. We believe that having separate, gender-specific designs is particularly important given women make up approximately 40% of SCA patients. Overall wearability is further supported by the results of our post-approval study which demonstrates a median wear time of greater than 23 hours per day. In addition to improving comfort and wearability, our unique garment design incorporates cushioned electrodes that are embedded in the fabric to improve electrode contact and, ultimately, improve electrocardiogram (“ECG”) signal quality.

•	High fidelity ECG leading to fewer false alarms. The ASSURE WCD is designed to minimize false alarms. The overall level of noise is reduced through use of resistive ECG electrodes that are cushioned and securely bonded to the fabric, custom shielded cables, and isolation circuitry. The ASSURE WCD also utilizes four channels of high-quality ECG, combined with Adaptive Patient Intelligence (“API”), a proprietary technology that adapts to the patient heart rhythm to filter out artifacts and improve performance even in a noisy environment. As a result of these features, only 6% of our patients experience a false alarm, compared to 46% for the competitor’s device. Reduction in false alarms may lead to lower patient anxiety, improved patient satisfaction and increased patient compliance.

•

Product innovations and integrated digital solutions and services supporting the patient throughout the cardiac care continuum. Our Cardiac Recovery System platform represents a comprehensive suite of proprietary wearable and fully integrated digital solutions and services for monitoring, diagnosing, and protecting patients through their cardiac recovery journey. We believe our Cardiac Recovery System platform represents a competitive advantage, with the goal of ultimately improving the prescriber and patient experience, maximizing patient comfort and compliance, and increasing adoption of our system. In addition, our Cardiac Recovery System platform’s capabilities allow healthcare providers to identify other clinically significant arrhythmias.

•

Improved energy delivery to enhance efficacy and safety. The ASSURE WCD delivers a 170 joule shock to better serve patients with higher defibrillation thresholds, compared to the competitor device which delivers a 150 joule shock. In addition, our system has a minimum defibrillation capacity of 25 shocks, providing a significant safety buffer for patients experiencing multiple cardiac events within a short time period, such as a VT storm, where a patient experiences multiple episodes of sustained VT within a short period of time.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

•	Large, growing, and underpenetrated WCD market with a single competitor;

•	Highly innovative Cardiac Recovery System platform designed to protect patients from SCA and improve patient compliance and healthcare provider adoption;

•	Comprehensive and fully integrated suite of mission critical digital solutions and services for driving patient and healthcare provider engagement;

•	Material investments in infrastructure to support rapid growth and scale;

•	Established reimbursement and favorable payor coverage;

•	Strong and compelling body of clinical evidence;

•	Broad research and development capabilities and a robust intellectual property portfolio; and

•	Highly experienced management team and board with proven commercial growth success.

Our Growth Strategies

To fully achieve our mission of providing innovative, intuitive medical technologies to protect and support elevated risk patients, we intend to pursue the following growth strategies:

•	Continue to capture share of the current WCD prescriptions in the U.S.;

•	Expand adoption of our Cardiac Recovery System platform in the U.S. to increase the penetration of the U.S. total addressable WCD market;

•	Build upon our strong base of clinical evidence;

•	Continue our payor engagement to broaden coverage and increase reimbursement;

•	Innovate our system and bolster our digital healthcare platform and data management capabilities;

•	Drive gross margin expansion and operating leverage;

•	Pursue expansion in international markets; and

•	Strategically pursue adjacent markets with new products offerings and differentiated services.

Risk Factors Summary

An investment in our common shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and prospects. Before deciding to invest in our common shares, you should carefully consider all of the risks, uncertainties and challenges described in the section of this prospectus captioned “Risk Factors” and all of the other information in this prospectus. These risks, uncertainties and challenges include, but are not limited to, the following:

•

we have a limited operating history, which may make it difficult for you to evaluate our current business and its likelihood of success and viability. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected;

•

we have a history of net losses, and there is no assurance as to when we will achieve profitability, if at all, even as we continue to grow and scale our business. As part of such continued growth, we may need to raise equity or debt financing in the future;

•	our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern;

•	we generate revenue primarily from the lease of our ASSURE WCD as part of our Cardiac Recovery System platform, and we are therefore highly dependent on our ASSURE WCD for our continued success;

•	our business is dependent upon healthcare providers, hospitals and patients adopting our solutions, and if we fail to obtain and maintain broad adoption, our business would be adversely affected;

•

the estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all;

•

our commercial success depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and make it difficult for us to operate profitably;

•	if we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed;

•	our clinical study initiatives may be complex, lengthy, expensive and carry uncertain outcomes. Future trials and studies by us or others may fail to replicate positive results observed to date;

•

we depend on a limited number of third-party suppliers and contract manufacturers to manufacture and recondition our ASSURE WCD and its components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business;

•	billing for our products is complex, and we must dedicate substantial time and resources to the billing process;

•

if our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated;

•

we have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of material weaknesses in our internal control over financial reporting is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, which could harm our business and negatively impact the value of our common shares;

•

third parties may assert that we are employing their intellectual property and other proprietary technology without authorization, and we may become a party to litigation or administrative proceedings related to intellectual property that could be costly, time-consuming, or unsuccessful and could hinder our ability to commercialize our existing or future products;

•	our efforts to obtain intellectual property protection and the intellectual property rights we obtain may be inadequate, and our business may be adversely affected as a result;

•	we may be subject to claims challenging the inventorship of our patents and other intellectual property;

•	changes in the regulatory environment may make it more difficult and costly for us to manufacture, market or distribute our products, or to obtain approval for any future products;

•

if we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected; and

•	Bain Capital controls us, and its interests may conflict with ours or yours.

See “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our common shares.

Organizational Transactions Summary

We intend to consummate the following organizational transactions prior to or concurrently with (unless otherwise stated) this offering such that, after the consummation of such transactions:

•

all shares of preferred stock in West Affum Intermediate Holdings, all of which were held by West Affum LP prior to the Organizational Transactions, will be exchanged for common shares of West Affum Intermediate Holdings, and thereafter, all common shares in West Affum Intermediate Holdings, which prior to the Organizational Transactions were all held by West Affum LP, will be contributed to Kestra Medical Technologies, Ltd., the issuer in this offering;

•	Kestra Medical Technologies, Ltd. will become the parent company of West Affum Intermediate Holdings;

•

after giving effect to the distribution provisions contained in the Fourth Amended and Restated Agreement of Limited Partnership, dated as of July 15, 2024 (the “Partnership Agreement”), of West Affum LP, holders of Class A common units and incentive units in West Affum LP (including a third-party investor who will receive Class A common units in West Affum LP immediately prior to the offering in exchange for their redeemable preferred shares of our subsidiary, West Affum Holdings Designated Activity Company) will receive common shares or restricted shares, as applicable, of Kestra Medical Technologies, Ltd. in exchange for the cancellation of such interests in West Affum LP;

•

holders of common units in West Affum LP, including Bain Capital, will continue to hold such interests in West Affum LP, and West Affum LP will hold common shares of Kestra Medical Technologies, Ltd. for the benefit of such holders until such time that such common shares of Kestra Medical Technologies, Ltd. or proceeds from the sale thereof are distributed by West Affum LP to the remaining partners of West Affum LP pursuant to the distribution provisions contained in the Partnership Agreement; and

•

each of Kestra Medical Technologies, Ltd., West Affum Intermediate Holdings Corp. and West Affum Holdings Corp. will establish tax residency in Ireland, which will occur following the consummation of this offering.

We refer to the above transactions, as well as the transactions incidental to or in connection therewith, collectively as the “Organizational Transactions.” See the sections titled “Basis of Presentation” and “Organizational Transactions” included elsewhere in this prospectus for more information.

The following chart shows our simplified organizational structure immediately following the consummation of the Organizational Transactions and this offering, after giving effect to the sale of      common shares in this offering, assuming an initial public offering price of $  per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters’ over-allotment option.

Affiliates of Endeavour Entities
Bain Charger Holdings, L.P.
Management and Individual and Other Third-Party Investors
Common Units
Common Units
Common Units
West Affum Holdings, L.P. (Cayman)
Prior Holders of Class A Common Units and Incentive Units of West Affum Holdings, L.P.
Investors in this Offering
% of Common Shares
% of Common Shares
% of Common Shares
Kestra Medical Technologies, Ltd. (Bermuda)
West Affum Intermediate Holdings Corp. (Cayman)
West Affum Holdings Corp. (Cayman)
West Affum Holdings Designated Activity Company (Ireland)
Kestra Medical Technologies, Inc. (Delaware)
Kestra Medical Technology Services, Inc. (Delaware)

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For so long as we remain an emerging growth company, we may rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	delayed adoption of new or revised accounting standards until those standards apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

•

not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year that follows the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will occur when the market value of our common shares held by non-affiliates exceeds $700.0 million as of the most recently completed second quarter; and (iv) the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

For additional information, see the section titled “Risk Factors—Risks Related to this Offering—We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.”

Our Principal Shareholder; Controlled Company

Bain Capital

Founded in 1984, Bain Capital, L.P. is one of the world’s leading private investment firms. Bain Capital, L.P. is committed to creating lasting impact for its investors, teams, businesses, and the communities in which we live. As a private partnership, Bain Capital, L.P. leads with conviction and a culture of collaboration, advantages that enable it to innovate investment approaches, unlock opportunities, and create exceptional outcomes. Bain Capital, L.P.’s global platform invests across five focus areas: Private Equity, Growth & Venture, Capital Solutions, Credit & Capital Markets, and Real Assets. In these focus areas, Bain Capital, L.P. brings deep sector expertise and wide-ranging capabilities. Bain Capital, L.P. has 25 offices on four continents, more than 1,850 employees, and approximately $185 billion in assets under management.

Bain Capital Private Equity, L.P. and Bain Capital Life Sciences, L.P., each an affiliate of Bain Capital, L.P. (collectively, “Bain Capital”), have made nearly 1000 investments in a variety of industries around the world. Bain Capital has a long and successful history of investing in healthcare businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital has helped to build and scale many leading companies in the healthcare industry, including Aveanna Healthcare, Cerevel Therapeutics, Grupo NotreDame Intermedica, Gynesonics, Imperative Care, HCA, IQVIA, JenaValve, Physio-Control, QuVa Pharma, STADA, Surgery Partners, US Renal Care, Waystar, HeartFlow, Affera and Zelis.

Upon the closing of this offering, an investment fund advised by Bain Capital will own approximately  % of our common shares (or  % if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of     . See “Risk Factors—Risks Related to this Offering—Upon listing of our shares on     , we will be a “controlled company” within the meaning of the      rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.”

Corporate Information

Kestra Medical Technologies, Ltd. was incorporated as a Bermuda exempted company on May 20, 2021 in anticipation of this offering and has not engaged in any business or other activities to date other than those incidental to its formation, the Organizational Transactions and the preparation of the prospectus and the registration statement of which this prospectus forms a part. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our telephone number is (425) 279-8002. Our website address is https://www.kestramedical.com. Following the consummation of this offering, Kestra Medical Technologies, Ltd. will become a tax resident of Ireland. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares. We are a holding company and all of our business operations are conducted through our subsidiaries.

THE OFFERING

Common Shares Offered by Us	common shares.

Over-allotment Option	We have granted the underwriters an over-allotment option for a period of 30 days from the date of this prospectus to purchase up to additional common shares at the public offering price, less the underwriting discount.

Common Shares to be Outstanding Immediately After this Offering	common shares (or common shares if the underwriters exercise in full their over-allotment option).

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before deducting offering expenses incurred by us, will be approximately $ million, or approximately $ million if the underwriters exercise in full their over-allotment option, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to finance the continued commercialization of our ASSURE WCD, the further build out of our sales and marketing infrastructure, future clinical trials and our continued product development and research and development activities, as well as for working capital and general corporate purposes.

Controlled Company	After this offering, assuming an offering size as set forth in this section, we expect to be a “controlled company” within the meaning of the applicable listing rules of . See “Management—Controlled Company Exception.”

Dividend Policy	We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors (the “Board of Directors”) and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. We are not obligated to pay dividends on our common shares. See “Dividend Policy” for more information.

Risk Factors	Investing in our common shares involves a high degree of risk. You should read the section titled “Risk Factors” for a discussion of factors to consider carefully before deciding to invest in our common shares.

Material Bermuda, Irish and U.S. Federal Income Tax Considerations	For a discussion of material Bermuda, Irish and U.S. federal income tax consequences, see the section titled “Material Bermuda, Irish and U.S. Federal Income Tax Considerations.”

Proposed Trading Symbol	“KMTS.”

Reserved Shares Program	At our request, the underwriters have reserved up to common shares, or up to % of the common shares offered hereby, for sale at the initial public offering price to certain individuals associated with us, including our officers, directors, team members and business associates. The sales will be made at our direction by through a reserved shares program. If these persons purchase reserved common shares, it will reduce the number of common shares available for sale to the general public. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares offered hereby. For further information regarding our reserved shares program, see “Underwriting—Reserved Shares.”

The number of common shares that will be outstanding immediately after this offering is based on      common shares outstanding as of April 30, 2024, after giving pro forma effect to the Organizational Transactions (assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus), including the distribution of    restricted shares to holders of incentive units of West Affum LP, and excludes      common shares reserved for future issuance under our equity incentive plans and     common shares underlying the Warrant Agreements (as defined herein).

In connection with this offering, we expect to cancel (i) the warrants issued under the KLIM Warrant Agreement in exchange for warrants to purchase     common shares of Kestra Medical Technologies, Ltd., the issuer in this offering, and (ii) the warrants issued under the Perceptive Warrant Agreement in exchange for warrants to purchase     common shares of Kestra Medical Technologies, Ltd.

Except as otherwise indicated herein, all information in this prospectus, including the number of common shares that will be outstanding after this offering, assumes or gives effect to:

•

the completion of the Organizational Transactions, as described under the section titled “Organizational Transactions,” including (i) the exchange of preferred stock in West Affum Intermediate Holdings for common shares of West Affum Intermediate Holdings and the contribution of the converted shares and all other outstanding common shares of West Affum Intermediate Holdings to Kestra Medical Technologies, Ltd.; and (ii) the exchange by holders of Class A common units and incentive units in West Affum LP for common shares of Kestra Medical Technologies, Ltd., including the distribution of    restricted shares to holders of incentive units of West Affum LP;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the fiscal years ended April 30, 2024 and 2023. We derived the consolidated statements of operations and comprehensive loss data for the fiscal years ended April 30, 2024 and 2023 and the consolidated balance sheet data as of April 30, 2024 and 2023 from the audited consolidated financial statements of West Affum Intermediate Holdings and its consolidated subsidiaries included elsewhere in this prospectus. See “Basis of Presentation.”

Kestra Medical Technologies, Ltd. was incorporated as a Bermuda exempted company on May 20, 2021, in anticipation of this offering and has not engaged in any business or other activities to date other than those incidental to its formation, the Organizational Transactions and the preparation of the prospectus and the registration statement of which this prospectus forms a part. As such, summary consolidated financial data for Kestra Medical Technologies, Ltd. has not been provided. The balance sheets of Kestra Medical Technologies, Ltd. as of April 30, 2024 and 2023 are included elsewhere in this prospectus for reference purposes.

Our historical results are not necessarily indicative of the results to be expected in the future. You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” Our fiscal year ends on April 30.

	Fiscal Year Ended April 30,
(in thousands, except share and per share amounts)	2024	2023
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$27,814	$7,630
Costs of revenue	27,452	18,281

Gross margin	362	(10,651)

Operating expenses:
Research and development costs	$15,490	$15,756
Selling, general and administrative	69,935	54,014

Total operating expenses	85,425	69,770

Loss from operations	(85,063)	(80,421)
Other expense:
Interest expense	6,230	5,629
Other expense (income)	2,803	(1,827)

Net loss before provision for income taxes	(94,096)	(84,223)
Provision for income taxes	24	15

Net loss and comprehensive loss	$(94,120)	$(84,238)

Less: Undeclared preferred stock dividends	6,721	2,499

Net loss attributable to common stockholder, basic and diluted	$(100,841)	$(86,737)

Net loss per share attributable to common stockholder, basic and diluted	$(953)	$(820)

Weighted-average shares of common stock, basic and diluted	105,808	105,808

Pro forma net loss per share attributable to common shareholders, basic and diluted (1)

Pro forma weighted-average common shares, basic and diluted (1)

(1)

Pro forma net loss per share and pro forma weighted-average shares information represent that of Kestra Medical Technologies, Ltd. and give pro forma effect to the Organizational Transactions (assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus), described in the section titled “Organizational Transactions” included elsewhere in this prospectus.

	As of April 30, 2024
(in thousands)	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,249	$	$
Total assets	45,949
Long-term debt, net	42,536
Total liabilities	78,216
Accumulated deficit	(406,435)
Total stockholder’s deficit	(209,377)

(1)

The pro forma consolidated balance sheet data give effect to (1) the Organizational Transactions (assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus), and (2) the effectiveness of our amended and restated bye-laws as if they had occurred on April 30, 2024.

(2)

The pro forma as adjusted consolidated balance sheet data give further effect to (i) our issuance and sale of    common shares in this offering at an assumed initial public offering price of $  per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, and (ii) the receipt of the net proceeds therefrom as described in the section titled “Use of Proceeds” included elsewhere in this prospectus. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $  per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $  per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $  million.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before deciding to invest in our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common shares could decline, and you could lose all or part of your investment. Please also see “Special Note Regarding Forward-Looking Statements” and “Industry and Market Data.”

Risks Related to Our Business

We have a limited operating history, which may make it difficult for you to evaluate our current business and its likelihood of success and viability. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected.

We are a commercial-stage, wearable medical device and digital healthcare company focused on transforming patient outcomes in cardiovascular disease using monitoring and therapeutic intervention technologies that are intuitive, intelligent, and connected. We have developed and are commercializing our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The cornerstone of our Cardiac Recovery System platform is the ASSURE WCD. We completed clinical trials for our ASSURE WCD in March 2020, received our PMA for our ASSURE WCD on July 27, 2021 and fully commercially launched our ASSURE WCD in August 2022. Until the ASSURE WCD was approved by the U.S. FDA, the WCD market was served by a single competitor, which was providing the only other commercially available WCD for over 20 years and as a result, has a significantly longer commercial track record than our company. We are continuing to develop the capabilities and infrastructure to increase our commercial organization, distribution, supply chain and revenue cycle management capabilities to further strengthen our market penetration. However, there is no assurance as to the extent to which we will be able to continue to scale our business and expand our market penetration. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. We may be unsuccessful for a number of reasons, including:

•

responses of our primary competitor, and other start-up or large companies that are emerging or may emerge as competitors in the future, who have or may develop more technologically advanced products, stronger relationships with healthcare providers, and greater capital, marketing and other resources than our company;

•

limitations on our ability to demonstrate the differentiation and advantages of our ASSURE WCD or other products we may develop in the future and their relative safety, efficacy and ease of use over other products in the market;

•

the limited size and geographic scope of our sales and marketing capabilities as compared to our competitors and the learning curve required for our direct sales force personnel to become effective in processing prescriptions of our products and capturing market share;

•

our inability to continue to provide products that are clinically effective, meet our desired product profile and are capable of being supplied at quantities and at a cost that addresses the clinical needs and commercial opportunities we target;

•	our inability to obtain sufficient and timely supplies of components necessary to manufacture our products or secure second source suppliers if our primary suppliers are unable to fulfill our orders;

•	our inability to timely make improvements to our products in response to feedback from patients or from the medical community;

•	insufficient financial or other resources to support our commercialization efforts; and

•	the introduction and market acceptance of new, more effective or less expensive competing products and technologies.

In addition, as a company with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. The challenges we face in managing our evolving business place significant demands on our management, financial, operational, manufacturing, technological and other resources. In particular, rapid and continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, maintaining consistent and high-quality products and customer service to meet increased demand for our products, developing revenue cycle management, inventory management, payor contracting, supply chain and information technology infrastructure that can support the growing scale of our business and ensuring our compliance with the laws and regulations of new markets we may enter into. We are continuing to transition from a company with a research and development focus to a company with increasingly significant commercial activities. As we continue to grow, we may also need to invest significant resources to improve and expand our portfolio of technologies and solutions, scale up our manufacturing capabilities through our third-party suppliers and expand our distribution resources, including our network of APSs, which we may not be able to do so in a cost-effective manner or at all. We cannot assure you that any changes in scale, related quality or compliance assurance will be successfully implemented or that appropriate personnel will be available to facilitate the management of and changes to our business. If we do not adequately address these risks and difficulties, our ability to support and further grow our current commercial activities may be negatively impacted.

In addition, our business is affected by general macroeconomic and business conditions worldwide, including the impacts of inflation, increased interest rates, market instability and evolving regulation. If we do not effectively manage our business through the various challenges we face, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy patient requirements or maintain high-quality products, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We expect our financial condition and results of operations to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We have a history of net losses, and there is no assurance as to when we will achieve profitability, if at all, even as we continue to grow and scale our business. As part of such continued growth, we may need to raise equity or debt financing in the future. If we are unable to raise capital when needed, we may be forced to delay or scale back our growth plans, which could materially and adversely affect our results of operations and prospects.

The development, manufacturing and distribution of medical technologies is capital intensive. From our inception in 2014 through the full commercial launch of our ASSURE WCD in August 2022, we made significant investments in research and development efforts, developing and running clinical trials to obtain regulatory approval for our ASSURE WCD, and enabling manufacturing activities in support of our product development efforts to prepare for the commercialization of our ASSURE WCD. Since the commercial launch of our ASSURE WCD, we have incurred, and expect to continue to incur, significant expenses related to our sales, marketing, product manufacturing and distribution functions and processes and establishing the infrastructure, including revenue cycle management capabilities, necessary to continue to support its commercialization. We have incurred net losses since our inception in 2014 largely due to these expenses. We had net losses of $94.1 million and $84.2 million for the fiscal years ended April 30, 2024 and 2023, respectively, and as of April 30, 2024, we had an accumulated deficit of $406.4 million.

In order to achieve profitability, we will need to continue to make investments to successfully grow and scale our business while managing our expenses. We expect to continue to incur losses for the next several years and there is no assurance as to when we will achieve profitability, if at all, or whether we will be able to maintain profitability, if achieved, in the future. Factors that have impacted, and that we expect will continue to impact, our ability to achieve profitability and our capital requirements include:

•	our continued investments in recruiting, training and retaining our direct sales force and supporting our commercial infrastructure as our operations continue to grow;

•	our ability to manage the costs of manufacturing and distributing our ASSURE WCD and increase our gross margins through supply chain efficiencies and manufacturing process improvements;

•	changes in reimbursement rates for WCDs, including as a result of improved market access and shifts in patient mix towards patients with longer wear duration;

•	the availability of reimbursement from payors, including Medicare, Medicaid and private payors, to cover the cost of our products;

•

the effectiveness of our revenue cycle management infrastructure and our ability to timely and accurately collect payments from payors, which may be impacted by seasonality due to the resetting of patient healthcare insurance plan deductibles at certain times of the year;

•	our ability to establish and maintain collaborations with technology, commercial and clinical partners on favorable terms, if at all; and

•	the scope, prioritization and number of our research and development initiatives.

We expect our expenses to continue to increase as our business grows, including as a result of our ongoing efforts to grow our sales and commercial organization, increase our brand awareness through programmatic and industry-specific advertising, conduct clinical studies to expand the clinical evidence supporting the efficacy of our ASSURE WCD and our broader Cardiac Recovery System platform and engage in research and development initiatives to enhance and broaden our suite of solutions. Our efforts to continue to grow and scale our business may not be successful or may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses or at all. In addition, as a public company, we will incur significant additional expenses that we did not incur as a private company, including expenses related to audit, legal, regulatory, compliance, director and officer insurance, investor and public relations, and tax-related services associated with maintaining compliance with the rules and regulations of the SEC and standards applicable to companies listed on a national securities exchange.

While we believe that our existing cash and cash equivalents (including the net proceeds from this offering) will be sufficient to fund our operating and capital needs for at least the next 12 months, we may need additional funding, which may include future equity and debt financing. We may not have accurately anticipated how much we will accomplish with the net proceeds from this offering, or we may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue or operating expenses, and we may require additional funding in the future to further our growth plans. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to further commercialize our ASSURE WCD. Any disruptions in the financial markets or other adverse macroeconomic conditions may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or current or future products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, if we are capital constrained and unable to raise capital when needed, we may not be able to meet our obligations, which may limit or halt our ability to continue operations, or we may be forced to delay or scale back our growth plans, including our initiatives to increase market adoption of our ASSURE WCD and further our market penetration, which could materially and adversely affect our results of operations and prospects.

Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern.

In Note 1 to our consolidated financial statements for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus, we concluded that our history of continued operating losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the fiscal years ended April 30, 2024 and 2023, describing the existence of substantial doubt about our ability to continue as a going concern.

Our future viability is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors, suppliers and employees. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that our investors will lose all or a part of their investment.

We generate revenue primarily from the lease of our ASSURE WCD as part of our Cardiac Recovery System platform, and we are therefore highly dependent on our ASSURE WCD for our continued success.

We generate revenue primarily by leasing our ASSURE WCD to patients for a fixed amount on a month-to-month basis as part of our Cardiac Recovery System platform. We expect that revenues from our ASSURE WCD and associated products and services delivered as part of our Cardiac Recovery System platform will continue to account for nearly all of our revenue for the foreseeable future. Our ability to execute our growth strategy and become profitable will significantly depend upon educating healthcare providers on the clinical efficacy and diagnostic utility of WCD therapy, broadening healthcare providers’ awareness of WCD-eligible populations, advancing the adoption of our ASSURE WCD and increasing our brand awareness, including through peer-to-peer education and effectively engaging with payors to educate them of the benefits of our Cardiac Recovery System platform and optimize reimbursement. We may incur significant expenses in our efforts to engage with healthcare providers to broaden awareness of the benefits of our ASSURE WCD, and there is no assurance that such efforts will lead to increased adoption of our ASSURE WCD or that we will generate sufficient revenue to offset the expenses incurred in connection with such efforts. In addition, some healthcare providers may have a preference for other treatment options or may be reluctant to alter their practice patterns and undergo the training and other transition processes, including updating billing procedures, required to enable them to prescribe our ASSURE WCD to their patients. Additionally, patients may decide to not utilize, and some payors may decide not to provide reimbursement for, our ASSURE WCD if, among other potential reasons, they believe our pricing is too high or that alternative devices are either more clinically efficacious, cost-effective or more comfortable to use than our product.

We derive nearly all our revenue from the direct billing of various third-party payors, including Medicare, Medicaid, private payors and other healthcare-related organizations, for the lease of our ASSURE WCD to patients as part of our Cardiac Recovery System platform. We also bill patients for co-insurance payments and deductibles. As such, our cash flows and our ability to generate revenue depend on our ability to obtain and maintain broad in-network payor coverage of and optimize reimbursement for our ASSURE WCD. Patients are unlikely to use our product unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost. As a result, healthcare providers may be reluctant to adopt our product for patients covered by non-contracted insurance policies because of the uncertainty surrounding reimbursement. Our gross margin is also affected by payors’ reimbursement rates for our ASSURE WCD, as well as our ability to increase our reimbursement realization. Although reimbursement rates for WCDs have generally increased in recent years, there is no assurance that they will remain at or increase from historical levels. A decrease in reimbursement rates for our ASSURE WCD, or the introduction of other limitations to payors’ coverage for our ASSURE WCD, could adversely affect our results of operations and financial condition. For more information on factors that may affect our reimbursement rates, see also “—Our commercial success depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and make it difficult for us to operate profitably.” Additionally, as we continue to scale our business, our ability to achieve profitability will depend on our efforts to increase our reimbursement realization for our ASSURE WCD, including through achieving manufacturing process improvements and supply chain efficiencies. If we are unable to achieve such efficiencies, including as a result of increased costs of manufacturing and distributing our products such as increased pricing of materials and electronics components, labor rates, shipping rates and inflation, our ability to grow our business could be adversely affected.

Our business is dependent upon healthcare providers, hospitals and patients adopting our solutions, and if we fail to obtain and maintain broad adoption, our business would be adversely affected.

Our ability to execute our growth strategy and become profitable will depend on our ability to educate healthcare providers, hospitals and patients on the benefits of our ASSURE WCD and associated products and services delivered as part of our Cardiac Recovery System platform over the existing product and services in the market. There is no assurance that the products and solutions we offer through our Cardiac Recovery System platform or other potential products we may develop in the future will achieve and maintain widespread market adoption over the long term or at all. Market acceptance of the solutions and services we provide through our Cardiac Recovery System platform or other potential products we may develop may be negatively impacted if healthcare providers, hospitals and patients do not perceive WCDs, including our ASSURE WCD, to be useful, safe, effective, reliable and trustworthy or do not perceive the advantages of ASSURE WCD over our main competitor, or if we are unable to provide adequate customer service and sufficient training to patients or effectively harmonize our products with healthcare providers and processes in which we operate. We are currently engaged in a post-approval study of our ASSURE WCD and may in the future engage in additional clinical trials and other clinical initiatives to support additional indications and stronger guideline recommendations for WCD therapy and to obtain regulatory approvals to market our products in new markets. Any studies we, or third parties that we sponsor, may conduct may be expensive, time consuming and may not yield positive results. Negative clinical research results from past, current or future clinical studies or negative publicity or an adverse change to published or unpublished guidelines or recommendations from third parties

(including, without limitation, key opinion leaders, medical societies and clinical advisory boards) relating to the use, clinical benefit or risk profile of WCDs in general, including our ASSURE WCD, generally could result in negative perception of the efficiency and safety of our products and affect our brand and reputation. Healthcare providers play a significant role in determining the course of a patient’s treatment and, as a result, the type of product that will be used to treat a patient. If we are not successful in convincing healthcare providers of the merits of our ASSURE WCD, they may not prescribe it or recommend it to other healthcare providers and we may be unable to increase revenue, sustain our growth or achieve profitability.

Furthermore, we believe healthcare providers may not adopt our ASSURE WCD unless they determine, based on their personal experience, recommendations from other healthcare providers, available clinical data and published peer-reviewed journal articles, that our ASSURE WCD is an attractive alternative to our competitors’ products. Healthcare providers may be hesitant to adopt or switch to our ASSURE WCD for the following reasons, among others:

•	long-standing relationships with competitors and distributors that sell other products and their competitive responses and negative selling efforts aimed at our product;

•	lack of experience with our products and concerns that we are relatively new to the WCD industry, or concerns that our competitors have greater resources than our company;

•	reluctance to change to or use new products;

•	perceived liability risk generally associated with the use of new products;

•	adverse clinical evidence regarding the clinical benefits of our ASSURE WCD and WCDs in general;

•	perception that the clinical evidence for our products is not sufficient or that our products are unproven or experimental; and

•	the time commitment that may be required to gain familiarity with and establish the infrastructure, including billing processes, required to adopt our products.

In addition, the medical device industry’s relationship with healthcare providers is under increasing scrutiny by federal, state and other foreign and domestic government agencies. In recent years, Congress, the Department of Justice (the “DOJ”), the Office of the Inspector General (the “OIG”) of the Department of Health and Human Services (the “HHS”) and the state attorneys general have issued subpoenas and other requests for information to, as well as initiated enforcement actions against and entered into settlements with, medical device manufacturers, primarily related to financial arrangements with healthcare providers, regulatory compliance and marketing and product promotional practices. Furthermore, the federal government and certain state governments have enacted legislation to limit and/or increase the transparency of interactions between medical device manufacturers and healthcare providers, pursuant to which we are or may be required by law to disclose certain payments and other transfers of value to healthcare providers or marketing expenditures both nationally and those licensed by certain states. Our failure to comply with laws, rules and regulations governing our relationships with healthcare providers, or an investigation into our compliance by the DOJ, the HHS OIG, state attorneys general or other government agencies, could significantly harm our business.

Additionally, adoption of our products may be directly influenced by a number of financial factors, including the extent to which our products have broad coverage from third-party payors and have well-established reimbursement codes and adequate reimbursement rates. The efficacy, safety, performance, patient compliance benefits and cost-effectiveness of our solutions, on a stand-alone basis and relative to competing products and/or services will determine the availability and level of reimbursement received by us. There is no assurance that we will be able to obtain and maintain adequate levels of coverage and reimbursement for our products. In particular, as we seek to expand into new markets in the future, including select international markets, we may be subject to different, and potentially conflicting requirements, to obtain the necessary coverage and reimbursement for our products. Complying with various coverage and reimbursement requirements in each jurisdiction in which we distribute our products may be costly, and we may face difficulty in adequately adjusting our business to comply with any diverging requirements, which could hinder our ability to expand our market reach or launch new products. In order to generate revenue, we will need to target potential prescribers of our products, such as hospitalists, cardiologists and other healthcare providers, as well as potential end-users of our products with whom we have had little contact, which may require significant marketing and sales efforts. Even if we succeed in increasing adoption of our products by healthcare providers and hospitals, maintaining and creating new relationships with third-party payors and developing and commercializing new features or indications for our products we may be unable to generate sufficient revenue to achieve or sustain profitability.

The revenue we generate from distributing our ASSURE WCDs also varies, in part, based on the wear time of patients who are prescribed our ASSURE WCD. We bill third-party payors for patient use of our ASSURE WCDs based on their wear time. Although we have designed our ASSURE WCD to enhance the comfort of patients and allow for more extended wear times as part of their longer-term cardiac care, the actual wear time of our ASURE WCDs can vary due to a number of factors, many of which are beyond our control. The emergence of new medical technologies, therapies and other medical advances may reduce the need to wear a WCD for an extended period. Patients may shorten their wear time due to any inconvenience or discomfort from wearing a WCD or because they do not perceive the need to wear a WCD for an extended period of time and are willing to take on the heightened risk of experiencing a SCA from not wearing a WCD. Additionally, healthcare providers may elect to prescribe our ASSURE WCD for a more limited period of time because of concerns of reduced patient compliance with longer wear times, difficulties with obtaining reimbursement from third-party payors for extended wear times, changes in medical guidelines on recommended wear times or other clinical factors that result in the need to shorten or terminate the use of a WCD, such as a patient requiring an ICD sooner than anticipated. If the average wear time of our ASSURE WCD does not increase or is reduced over time, this may limit the revenue we generate, which may negatively impact our results of operations, cash flows and the growth of our business.

Our commercial success depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and make it difficult for us to operate profitably.

In the United States and in other countries, patients who are prescribed medical treatment generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. In the United States, third-party payors include government healthcare programs such as Medicare, Medicaid, TRICARE and the Veterans Administration and private payors. Coverage and adequate reimbursement from payors are critical to new product acceptance. As we expand our business and enter into new markets, we will need to enter into new payor contracts with national, state, regional and international payors. There is no assurance that we will be able to enter into new payor contracts, or renew our existing payor contracts upon their expiration, on terms acceptable to us, or at all.

Government healthcare programs and other third-party payors may change their coverage and reimbursement policies, as well as payment amounts, in a way that could prevent or limit reimbursement for our products, which would significantly harm our business. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including macro-economic developments, as well as the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	cost-effective;

•	supported by peer-reviewed publications and key opinion leaders;

•	appropriate for the specific patient; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that typically requires us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. There is no assurance that we will be able to maintain adequate coverage and reimbursement for our ASSURE WCD in each of the markets it is distributed.

Market adoption of our products also depends on whether we are able to obtain reimbursement codes so that our products are eligible for reimbursement by payors such as Medicare and Medicaid. Our ASSURE WCD is currently reimbursable under the Healthcare Common Procedure Coding System (“HCPCS”) code K0606, which is well-established. HCPCS is a standardized system used by all U.S. insurance payers to provide descriptions of healthcare equipment, supplies and services. HCPCS codes are used by payors to identify what services are being billed and to assign payment rates to those specific services. HCPCS codes for durable medical equipment are assigned and managed by the Centers for Medicare and Medicaid Services (“CMS”) and a Medicare contractor responsible for Pricing, Data Analysis and Coding (“PDAC”). New products and product revisions must go through a coding verification process to confirm the products meet the requested HCPCS definitions. CMS or its contractor can also review and revise coding assignments if they believe a product no longer meets the assigned HCPCS definition. If the PDAC contractor determines one of our products does not meet the current HCPCS definition, it could remove all coding or assign a different HCPCS code with a lesser payment rate. This could have an adverse impact on our reimbursement rates, results of operations and cash flows.

We were issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE WCD as an accredited DME supplier to the extent the claim meets medical necessity and coverage requirements set forth by Medicare. Determinations of which products or services will be reimbursed under Medicare can be developed at the national level through a national coverage determination (“NCD”), by CMS, or at the local level through a local coverage determination (“LCD”), by one or more of the regional Medicare Administrative Contractors (“MACs”), which are private contractors that process and pay claims on behalf of CMS for different regions. In the absence of an NCD, the MAC with jurisdiction over a specific geographic region will have the discretion to make an LCD and determine the fee schedule and reimbursement rate within the region, and regional LCDs may not always be consistent in their determinations. Currently, no NCD has been issued with respect to products reimbursed pursuant to HCPCS Code K0606, so reimbursement for our ASSURE WCD will depend on the medical necessity and coverage requirements set forth with respect to K0606 in the relevant LCD. Reductions in reimbursement rates, if enacted, could have a material adverse effect on our business. Further, a reduction in coverage by Medicare could cause some commercial third-party payors to implement similar reductions in their coverage or level of reimbursement of our products. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we may be subject to changes in the level of coverage for our products by government healthcare programs, once approved for commercial sales, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations.

Additionally, healthcare reform legislation or regulation may be proposed or enacted in the future that may adversely affect such policies and amounts. Changes in the healthcare industry directed at controlling healthcare costs or perceived over-utilization of cardiac monitoring products and services in ambulatory care environments could reduce the volume of demand for our products. If more healthcare cost controls are broadly instituted throughout the healthcare industry, the volume of cardiac monitoring solutions prescribed could decrease, resulting in pricing pressure and declining demand for our products.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenue, profitability and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common shares. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

•	market acceptance of our ASSURE WCD and other products and solutions we may develop in the future;

•

our ability to obtain marketing approval for our ASSURE WCD in international markets we enter in the future or for other products and solutions we may develop in the future, and the timing and scope of any such approvals we may receive;

•	the availability of reimbursement for our ASSURE WCD or any future product candidates at acceptable reimbursement rates;

•	the availability of reimbursement for our products and solutions through government healthcare programs at acceptable reimbursement rates;

•	the cost of manufacturing our ASSURE WCD or any future product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers and other vendors;

•	our ability to attract, hire, train and retain qualified personnel;

•	the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;

•	changes in our future pricing policies or those of our competitors;

•	the level of demand for our ASSURE WCD or any future product candidates that receive necessary marketing and other regulatory approvals, which may vary significantly;

•	general economic, industry and market conditions or extraordinary external events, such as a recession;

•	changes in our regulatory environment;

•	expenses associated with unforeseen product quality issues;

•	the timing and success or failure of clinical trials or post-approval studies for our ASSURE WCD or any future product candidates or competing product candidates;

•	any other change in the competitive landscape of our industry, including consolidation amongst our competitors or partners;

•	litigation or other claims against us for intellectual property infringement or otherwise;

•

expenses associated with indemnification obligations to third parties that are subject to litigation or claims, including in relation to intellectual property infringement, or incur other losses as a result of their use of our products;

•	our ability to obtain additional financing as necessary; and

•	advances and trends in new technologies and industry standards.

In addition, our revenue is subject to seasonality as our billings and collections efforts during January and February tend to be lower because of resetting annual patient healthcare insurance plan deductibles. In addition, as our sales grow in the United States and any international markets we may enter into in the future, we may experience seasonality based on holidays, vacations and other factors. The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common shares could decline substantially. Such a share price decline could occur even if we meet any previously publicly-stated guidance we may have provided.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

Any growth that we experience in the future could provide challenges to our organization, requiring us to expand our sales personnel and general and administrative infrastructure. In addition to the need to establish effective sales, marketing, patient support and clinical operations capabilities, our future growth will impose significant added responsibilities on our management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people market and offer our products, which could result in inefficiencies, unanticipated costs and cause disruptions to our operations. Additionally, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. The time and resources required to optimize these systems and procedures are uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

Our clinical study initiatives may be complex, lengthy, expensive and carry uncertain outcomes. Future trials and studies by us or others may fail to replicate positive results observed to date.

In order to support the continued adoption of our products, we will need to continue to invest in clinical study initiatives to grow the body of clinical evidence supporting the safety, efficacy and benefits of our products and solutions. We conduct our own clinical studies and provide support for third party-initiated trials that evaluate different aspects of the ASSURE WCD. As of the date of this prospectus, we have one ongoing active surveillance post-approval study, the ACE-PAS, which is continuing to enroll patients. There is no assurance of whether we will be able to complete patient enrollment for our ACE-PAS study or other clinical trials we may conduct in the future and delays in completing patient enrollment may result in increased costs or affect the timing or outcome of our ongoing and planned clinical trials. If we are unable to timely complete our clinical studies, our ability to continue to develop a sufficient body of clinical evidence to support the safety, efficacy and benefits of our products may be adversely affected, which may negatively impact adoption rates for our products. Clinical trials are difficult to design and implement, can take many years, can be expensive and carry uncertain outcomes. The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned, or future products may not be predictive of the results of later clinical trials or real-world performance, and interim results of a clinical trial do not necessarily predict final results. Additionally, clinical trials may produce different results depending on the type of statistical analysis used to report data results, such as per protocol analyses and intent-to-treat analyses. Results produced under one type of statistical analysis may not be consistent with or may not be as favorable as results produced under alternative types of statistical analysis. For example, in the VEST study published in 2018, initial intention-to-treat analysis of WCD therapy did not indicate a statistically significantly lower rate in sudden arrhythmic death when compared to treatment through GDMT alone, whereas the as-treated analysis showed that a significantly lower percentage of patients died when they were wearing the WCD than when they were not. If any studies conducted by third parties on any of our products produce results that are not as favorable as the findings in the clinical trials we conduct, the adoption of our products could be impeded and our reputation in the medical community may be damaged, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, failure to establish the safety and efficacy of any additional products we may develop in the future would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that product or indication for use. Even after any products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance, certification or approval by regulatory authorities in those countries. Clearance, certification or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional pre-clinical studies or clinical trials. Adjusting our clinical trial procedures to satisfy the clearance, certification or approval requirements of different foreign jurisdictions may be costly and may result in delays in our ability to complete our clinical trials and commence the commercialization of our products in such jurisdictions.

The initiation and completion of any of our clinical trials or investigations may be prevented, delayed or halted for numerous reasons. We may experience delays in future clinical trials or investigations for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

•

we may be required to submit an Investigational Device Exemption (“IDE”) application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials or investigations;

•

regulators and/or institutional review boards (“IRB”) or other reviewing bodies may not authorize us or our investigators to commence a clinical trial or investigation, or to conduct or continue a clinical trial or investigation at a prospective or specific trial site;

•

we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

clinical trials or investigations may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or investigations or abandon product development programs;

•

the number of subjects or patients required for clinical trials or investigations may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials or investigations being conducted at any given time may be high and result in fewer available patients for any given clinical trial or investigation, or patients may drop out of these clinical trials at a higher rate than we anticipate;

•

our third-party contractors, including those manufacturing products or conducting clinical trials or investigations on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials or investigations for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

•

we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

•

regulators, IRBs, other reviewing bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials or investigations may be greater than we anticipate;

•	clinical sites may not adhere to our clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

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regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials or investigations may also ultimately lead to the denial of regulatory approval of any future product candidates. Clinical trials and investigations must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or other regulatory bodies at the medical institutions where the clinical trials or investigations are conducted. In addition, clinical trials and investigations must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we may rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we may have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both.

We have limited experience supplying our ASSURE WCD in quantities and providing services on a broad scale that is both commercially successful and meets clinical needs, and production or service delays or shortfalls may occur, which could adversely affect our business.

As we fully commercially launched our ASSURE WCD in August 2022, we have limited experience in supplying our ASSURE WCD in commercial quantities and providing services on a broad scale that is both commercially successful and meets clinical needs. As a result, we may encounter production or service delays or shortfalls. Such production or service delays or shortfalls may be caused by many factors, including the following:

•	our ability to develop and maintain the infrastructure necessary to drive our operational efficiency and support our growth;

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key components of our ASSURE WCD are provided by a limited number of suppliers, and we do not currently maintain large inventory levels of these components; if we experience a shortage of or quality issues in any of these components, we would need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays;

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our current suppliers and service providers may not be able to provide adequate coverage for new markets we intend to distribute our products to, and there is no assurance that we will be able to engage with new suppliers to cover such new markets on terms acceptable to us, or at all;

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we and our manufacturing partners are subject to state and federal regulations, including the FDA’s Quality System Regulation (the “QSR”), for both the manufacture of our products and provision of our services, non-compliance with which could cause an interruption in our ability to manufacture and deliver our products and services; and

•	to increase our revenue significantly and scale our services, we will be required to attract, hire, train and retain qualified personnel.

If we are unable to keep up with demand for our products, including our ASSURE WCD, our revenue could be impaired, market adoption of our products could be harmed and we may not be able to compete against our current or future competitors. We utilize a lease business model, whereby when a patient’s indicated wear time has concluded, our ASSURE WCDs are returned for reprocessing and reintroduction into the distribution network. Patients are typically prescribed our ASSURE WCDs for 40 to 90 days, during which time the patient wears the ASSURE WCD primarily at home. Upon conclusion of the prescription period, the patient must return our ASSURE WCD so that we can refurbish and recondition the equipment. We rely on a third-party manufacturer to recondition our used ASSURE WCDs. If our patients fail to return their equipment on time or if the equipment is severely damaged requiring extensive repairs and we are unable to timely deploy the equipment for the next customer’s use, then our business, financial condition, results of operations and prospects could be adversely affected.

The manufacturing facilities and processes of our third-party suppliers are subject to unannounced FDA and state regulatory inspections for compliance with the QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators could result in enforcement actions against us or our third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties. Additionally, our third-party suppliers have in the past and may in the future receive 483 letters or warning letters from the FDA for violations of the FDA’s requirements. If our third-party suppliers fail to adequately rectify any such violations, they may be subject to fines or penalties, which could significantly impact our manufacturing supply and provision of services and impair our reputation and financial results.

We depend on a limited number of third-party suppliers and contract manufacturers to manufacture and recondition our ASSURE WCD and its components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.

We outsource the manufacturing of our ASSURE WCD and all of its components to third-party suppliers, including contract manufacturers that manufacture garments, chargers, monitors, batteries, cables and various accessories for our ASSURE WCD. We also rely on a third-party manufacturing partner to recondition our ASSURE WCDs for use by subsequent patients. As a result, we depend on our third-party suppliers and contract manufacturers to provide us with materials and services in a timely manner that meet our quality, quantity and cost requirements. These suppliers and contract manufacturers may encounter problems during manufacturing for a variety of reasons, any of which could delay or impede their ability to meet demand for our products. Our reliance on third-party suppliers subjects us to a number of risks, including, but not limited to:

•	inability to obtain sufficient quantities of components used in our products in a timely manner or on commercially acceptable terms, including shortages of off-the shelf commercial components;

•	delays in the reconditioning of our ASSURE WCDs, which impacts the fleet of devices available to be deployed to new patients;

•	supply interruptions resulting from disruptions or changes to, or discontinuations of, a supplier’s operations;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	the inability of the manufacturer or supplier to comply with the QSR and other relevant state or federal regulations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s failure to consistently produce quality components;

•	third party litigation or other claims for intellectual property infringement based on key components provided by suppliers;

•	delays or increased costs due to the inability of a manufacturer or supplier to provide or import components due to injunctions or import bans;

•	delays or increased costs due to the need to secure components from alternative manufacturers or suppliers in order to secure appropriate intellectual property licenses or equivalent rights;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	inability to control the quality of components manufactured by our third-party suppliers;

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trade protection measures, laws and business practices that favor local companies, tariffs, and other duties, especially in light of trade disputes between the United States and several foreign countries, that may impact the supply and costs of certain components that our third-party suppliers source from foreign countries;

•	exchange controls, currency restrictions, and fluctuations in currency values;

•	political, social, and economic instability;

•	difficulties in the protection of intellectual property;

•	the outbreak of contagious diseases;

•	inflation and/or deflation;

•	potential adverse tax consequences;

•	labor disputes, terrorism, vandalism, cyberattacks, infrastructure failures, natural disasters, severe weather or work stoppages; and

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delays in delivery by our suppliers due to changes in demand from us or their other customers and consequently, our inability to fulfill our contractual obligations to deliver our products to our end-users.

In addition, our suppliers and contract manufacturers may cease producing the components we purchase from them or otherwise decide to cease doing business with us. Further, we maintain limited volumes of inventory from most of our suppliers and contract manufacturers. If we inaccurately forecast demand for finished products, we may be unable to meet customer demand, which could harm our competitive position and reputation.

In addition, if we fail to effectively manage our relationships with our suppliers and contract manufacturers, we may be required to change suppliers or contract manufacturers. While we believe replacement suppliers exist for all materials, components and services necessary to manufacture our ASSURE WCD, establishing additional or replacement suppliers for any of these materials, components or services, if required, could be time-consuming and expensive, and may result in interruptions in our operations and product delivery. Even if we are able to find replacement suppliers, we will be required to verify that the new supplier maintains facilities, procedures and operations that comply with our quality expectations and applicable regulatory requirements. Any of these events could require that we obtain regulatory authority approval before we implement the change, which could result in further delay and which may not be obtained at all. If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our ASSURE WCD, the supply of our products to customers and the development of any future products will be delayed, limited or prevented, which could have material adverse effect on our business, financial condition, results of operations and prospects. Pandemics, such as the COVID-19 pandemic, other health crises, adverse weather conditions, natural disasters and accidents have in the past and may in the future result in supply chain disruptions that adversely affect our contract manufacturing partners’ ability to provide the supplies we require on a timely basis. Any significant delays or interruption in the supply of components and materials necessary for our products, or our inability to obtain substitute components or materials from alternate sources at acceptable terms and in a timely manner could impair our ability to meet demand for our products, fulfill our contractual obligations to deliver our products and harm our business.

If our suppliers’ manufacturing facilities become damaged or inoperable, or if they are required to vacate a facility, they may be unable to manufacture our products or we may experience delays in production or an increase in costs, which could adversely affect our results of operations.

Facilities and equipment of our suppliers could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, terrorism, flooding, cyberattacks, power outages and other infrastructure failures. Any of these may render it difficult or impossible for our suppliers to manufacture products for some period of time. If our suppliers’ manufacturing facilities are inoperable for even a short period of time, the inability to manufacture our ASSURE WCD may result in harm to our reputation and our ability to achieve profitability. Our research and development facilities are subject to similar risks, and inability to access such facilities may result in interruptions to our research and development efforts for other products we are developing. Additionally, it may be costly and time-consuming to repair or replace our facilities and the equipment we use to conduct our research and development activities and manufacture our products.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our ASSURE WCD to our customers and for tracking of these shipments. In particular, this is because we employ a lease model whereby at the end of a prescription, each patient ships our ASSURE WCD back to our third-party manufacturing partner, who then reconditions the ASSURE WCD before it is redistributed to the next patient. Delays in the transport of our ASSURE WCDs to and from our suppliers could cause shortages in our inventory of ASSURE WCDs and adversely affect our ability to respond to customer demands. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any ASSURE WCDs or components thereof, it would be costly to replace such systems or components in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

If we are unable to support demand for our current or future products or services, our business could suffer.

As we continue to commercialize our products and demand for our ASSURE WCD and associated products and services delivered as part of our Cardiac Recovery System platform or any future products or services increases, we will need to continue to expand our customer service, billing and systems processes and enhance our internal quality assurance program. Additionally, we will need to ensure that our third-party suppliers and service providers, including the third-party suppliers we rely on to manufacture and recondition our ASSURE WCDs, are able to provide adequate supplies and services to support increasing demand for our products. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. There can be no assurance that we will be able to analyze data regarding patients’ clinically relevant health events on a timely basis at a level consistent with demand, quality standards and healthcare provider expectations. If we encounter difficulty meeting market demand, quality standards or healthcare provider expectations, our reputation could be harmed and our prospects and business could suffer.

If we are unable to successfully expand our sales and customer service resources, including hiring and retaining relevant personnel, and adequately address our customers’ needs, it could negatively impact our profitability and market acceptance of our ASSURE WCD and other products we may develop in the future.

Our commercial team is comprised of approximately 70 direct sales representatives as well as 40 sales and clinical support professionals. Once a healthcare provider prescribes our ASSURE WCD to a patient, our direct sales team is supported by a contracted team of over 250 APSs who assist patients with fitting and training. As we continue to commercialize our products, we will need to grow and optimize the size and geographic scope of our sales and marketing capabilities, as well as our network of APSs, in order to develop broad brand awareness and increase market penetration. There is significant competition for qualified and experienced sales force personnel, as well as healthcare personnel who are able to assist with WCD-related training and patient fittings. Identifying and recruiting qualified personnel and training them in the application of our solutions, on relevant federal and state laws and regulations and on our internal policies and procedures require significant time, expense and attention. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force or network of APSs in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. Upon completion of the training, our direct sales force personnel will require lead time in the markets in which they operate to grow their network of accounts and achieve the productivity levels we expect them to attain. Newly-contracted APSs may also require lead time before they are able to complete patient fittings at the levels of quality and efficiency we expect them to attain. In addition, in order to attract and maintain qualified personnel, we will need to offer competitive compensation and benefits packages to current and prospective employees. Our business may be harmed if our efforts to expand and train our sales force and grow our network of APSs do not generate a corresponding increase in revenue. In particular, we have in the past and expect in the future to enter into compensation arrangements with our commercial team that may include minimum guaranteed commissions, which may increase our compensation costs without a commensurate increase in revenue if our sales personnel do not operate as efficiently as expected. In particular, if we are unable to attract, hire, develop and retain talented sales personnel and APSs or if new sales personnel or APSs are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue. Moreover, to the extent we would consider hiring sales or marketing personnel from our competitors, we may be required to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories. We also may partner with technology, commercial and clinical partners to market and distribute our products and grow our brand. We have executed one distribution agreement with a DME supplier in order to facilitate billing and collections related to the distribution of our ASSURE WCD. We may also consider entering into other arrangements with third parties to perform certain sales, marketing, patient support and distribution services. There is no assurance of whether we will be successful in entering into arrangements with third parties to sell and market our ASSURE WCD or any future product candidates on terms that are favorable to us, if at all. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our ASSURE WCD or any future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, in a cost-effective manner, we may not be able to maintain or grow sales of our ASSURE WCD or commercialize any future product candidates and our revenue may be materially adversely affected. In addition, since we have a limited history as a direct sales organization, we may not be as effective or efficient in utilizing our sales personnel as other companies with longer histories utilizing a direct sales organization. As a result, we may be required to restructure our sales organization to utilize our sales personnel more effectively and efficiently, which would be costly, may divert attention from management, and lead to both planned and unplanned turnover. If we are unable to expand our sales and marketing capabilities and our product-related educational initiatives domestically and internationally, we may be unable to effectively commercialize our products.

In addition, our future revenues will also be impacted by our ability to provide high-quality customer service to address our customers’ needs. We may be unable to attract and retain sufficient personnel to maintain an effective customer service force and adequately train our personnel to ensure consistently high-quality customer service. If we are unable to adequately address our customers’ needs, it could negatively impact revenues generated by and market acceptance of our ASSURE WCD and other products we may develop in the future, and we may not generate sufficient revenue to achieve or sustain profitability.

If the ASSURE WCD is not effective or if we or our competitors receive negative publicity about the effectiveness of WCDs, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. We employ a rigorous manufacturing and supplier partner assessment, qualification, and selection process to target partners that meet the requirements of the FDA and the International Organization for Standardization, as well as quality standards supported by internal policies and procedures. While our quality assurance program monitors and maintains manufacturing and supplier partner performance through qualification and periodic reviews and audits, we may be unable to eliminate or mitigate quality control issues and associated liabilities. Lasting harm to our brand may be caused by actual or perceived quality issues even if we are able to subsequently address such issues.

Additionally, if our products or similar products offered by our competitors are involved in an instance of patient harm, even if it is through misuse of such products, it could result in decreased demand for our products and damage to our reputation. For example, our competitor has been subject to negative publicity from the media and medical journals relating to false alarms and inappropriate shocks delivered by their WCDs. Reports of device failures or other instances of patient harm relating to our products or similar products offered by our competitor could negatively impact demand and adoption rates for our ASSURE WCD or WCDs more generally, which could adversely affect our results of operations. This adverse impact may occur whether or not we are directly related to, or otherwise control, such events and even the mere perception of our involvement could dilute, tarnish or otherwise adversely affect our reputation and brand.

The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to organize collective actions more effectively, such as boycotts and other brand-damaging events. Many, if not all, social media platforms immediately publish their participants’ posts, often without filters or checks on the accuracy of the content posted. Any failure to respond quickly and effectively to negative or potentially damaging social media content about our products or our affiliates, regardless of the content’s accuracy, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations. The harm may be immediate without affording us an opportunity for redress or correction.

Billing for our products is complex, and we must dedicate substantial time and resources to the billing process.

Billing for medical devices and durable medical equipment is complex, time consuming and expensive. In connection with the distribution of our ASSURE WCD, we currently bill, and expect to continue to bill, several types of payors, including Medicare, Medicaid, private payors and other healthcare-related organizations, each of whom have different billing requirements, procedures and expectations. We are also required to bill patients for co-insurance payments and deductibles. As our business expands and we distribute our products into new markets, we may need to obtain new reimbursement codes, adapt our billing processes to more payors and invest additional resources into our billing infrastructure to ensure that claims are timely and accurately prepared and submitted according to the individual requirements of each payor.

Healthcare providers in the U.S. generally rely on third-party payors, principally Medicare, Medicaid and private payors, to cover and reimburse all or part of the cost of our ASSURE WCD. The revenue we can generate from the lease of our ASSURE WCD depends in large part on the availability of reimbursement from such payors. These payors may deny reimbursement if they determine that our ASSURE WCD was not medically necessary for the patient or was not used in accordance with the payor’s coverage policy. A significant component of our operational efforts includes working with private payors to ensure positive coverage decisions for our product and investing in our revenue cycle management infrastructure to collect cash from payors. Additionally, we are reimbursed for the use of our ASSURE WCD based on patient wear time and are therefore dependent, to an extent, on patients complying with their prescriptions and wearing our ASSURE WCD for the time periods prescribed by their healthcare providers. Lack of patient compliance with prescribed wear times may also result in healthcare providers becoming less likely to prescribe our ASSURE WCDs at the same volumes we have experienced in the past, or at all, which would adversely impact our revenues and the growth of our business.

Additionally, as part of our collection efforts, we may face potential write-offs of doubtful accounts and long collection cycles, which could in turn adversely affect our profitability and financial condition. Factors that may render our billing and collection processes more uncertain or costly include:

•	differences between the submitted price for our products and the reimbursement rates of payors;

•	compliance with applicable federal and state regulations related to billing government healthcare programs;

•	differences in coverage among payors and the effect of patient co-payments, co-insurance and deductibles; and

•	incorrect or missing patient history, indications or billing information.

Further, our billing activities require us to implement compliance procedures and oversee, train and monitor our employees and undertake internal review procedures to evaluate compliance with applicable laws, regulations and internal policies. We have made significant investments in our revenue cycle management processes and have partnered with a third-party DME supplier to perform certain billing and collection services. However, as our business continues to grow, we may face increasing billing complexities, and the potential uncertainties in obtaining payments for our products, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

Federal and state governments have contracted with private entities to audit and recover revenue resulting from payments made in excess of those permitted by government healthcare program rules. These entities include, but are not limited to, Recovery Audit Contractors that are responsible for auditing Medicare claims, Unified Program Integrity Contractors that are responsible for the identification of suspected fraud through medical record review and Medicaid Integrity Contractors, that are responsible for auditing Medicaid claims. We believe audits, inquiries, and investigations from these contractors and others will occur from time to time in the ordinary course of our business. We also may be subject to increased audits from commercial payors. Our efforts to be responsive to these audits, inquiries, and investigations may result in substantial costs and divert management’s time and attention away from the operation of our business. Moreover, an adverse outcome with respect to any audit, inquiry or investigation may result in damage to our reputation, or in fines, penalties or other sanctions imposed on us. Such pending or future audits, inquiries, or investigations, or the public disclosure of such matters, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In many instances, there are only limited publicly-available guidelines and methodologies for determining errors with certain payor audits. As a result, there can be a significant lack of clarity regarding required documentation and audit methodology. The clarity and completeness of each patient medical file, some of which is the work product of healthcare providers not employed by us, is essential to successfully challenging any payment denials. For example, certain provisions under CMS guidance manuals, local coverage determinations, and the Durable Medical Equipment Medicare Administrative Contractor (“DME MAC”) Supplier Manuals provide that clinical information from the “patient’s medical record” is required to justify the initial and ongoing medical necessity for the provision of DMEPOS. Some DME MACs, CMS staff and other government contractors have taken the position, that the “patient’s medical record” refers not to documentation maintained by the DMEPOS supplier but instead to documentation maintained by the patient’s healthcare providers and hospitals, and that clinical information created by the DMEPOS supplier’s personnel and confirmed by the patient’s healthcare provider is not sufficient to establish medical necessity. If treating healthcare providers do not adequately document, among other things, their diagnoses and plans of care, the risks that the Company will be subject to audits and payment denials are likely to increase. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens, and could result in our making significant refunds and other payments to Medicare and other government programs. Accordingly, our future revenue and cash flows from government healthcare programs may be reduced.

Commercial payors also may conduct audits and may take legal action to recover alleged overpayments. We could be adversely affected in some of the markets in which we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. We cannot currently predict the adverse impact these measures might have on our financial condition and results of operations, but such impact could be material.

If our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated.

We operate in a competitive business environment that is evolving. Historically, the WCD market has been served by a single incumbent commercial product, the LifeVest WCD, marketed by ZOLL Medical Corporation (“ZOLL”), our primary competitor. As we continue to scale our business, ZOLL may take competitive actions against us, including competitive pricing actions and litigation challenges, such as intellectual property challenges. In the future, we may also face competition from new market entrants. For example, we are aware of one privately-held potential new entrant which is developing an adhesive-based external defibrillator that has yet to receive FDA approval. The development of new or more effective drug candidates could also negatively impact the adoption and average wear time of our WCD system. Healthcare providers who are accustomed to using the products of our primary competitor may be reluctant to try new products from a source with which they are less familiar. Larger medical device companies may also acquire, invest in or form alliances with smaller companies to diversify their product offerings and enhance their competitive position in the competitive business environment, including the WCD industry and industries for other related products and services. Other potential competitors are publicly traded, or are divisions of publicly traded, major medical device or technology companies that enjoy significant competitive advantages and may be able to deploy larger or more effective sales and marketing resources than we currently have. We may also face challenges in overcoming the long-standing preferences of healthcare providers for using the products of larger, more established companies. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition, results of operations and prospects. Our competitors may also enjoy other competitive advantages such as:

•	greater financial and other resources than us which enable them to market and discount their products more effectively than us;

•	large and established sales, marketing and worldwide distribution channels that have greater reach in both domestic and international markets;

•	greater brand recognition in the medical community;

•	established business and financial relationships with a more expansive network of healthcare providers, hospitals and medical schools;

•	greater collaborations with key opinion leaders, medical societies and clinical advisory boards;

•	greater market share in the cardiac monitoring products market;

•	greater resources devoted to research and development of competing products and greater capacity to allocate additional resources;

•	greater experience in obtaining and maintaining regulatory clearances and approvals for new products and product enhancements and commercializing new products; and

•	larger patent portfolios and other intellectual property rights.

Medical innovation is accelerating and the market for WCD products and services is becoming increasingly competitive. Our planned innovation pipeline includes apparel, hardware, software and service solutions to remotely and securely monitor and manage patients in an ambulatory care environment. We compete with a variety of companies offering alternative products and services for ambulatory cardiac solutions. Our ability to compete effectively depends on our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

•	product safety and effectiveness;

•	detection algorithm sensitivity, specificity and false alarm rate;

•	patient physical and psychological comfort and ease of use;

•	patient compliance;

•	ability to integrate within the patient monitoring ecosystem;

•	quality, breadth and ongoing generation of clinical evidence;

•	technological innovation, product enhancements and speed of innovation;

•	capital required to achieve PMA approval as well as to facilitate post-commercial initial inventory; and

•	regulatory status and speed to market.

Additionally, our ability to commercially compete in the WCD market will be impacted by factors such as:

•	patient and healthcare provider connectivity and engagement;

•	post-event monitoring and emergency support;

•	effective marketing to and education of patients, physicians, other healthcare providers and hospitals;

•	company, product and brand recognition;

•	device reusability and durability;

•	reimbursement and payor coverage;

•	complexity in building up the remote cardiac monitoring (“RCM”) capabilities and logistics to support broad-based commercialization and service levels; and

•	recruitment and retention of a qualified and experienced sales force.

If our competitors and potential competitors are better able to develop WCDs and related products than us or introduce more effective, more comfortable or less expensive WCDs and related products before we are able to introduce and commercialize our products, the products and services we offer may be rendered obsolete or non-competitive.

Our marketing and sales practices, as well as our interactions with healthcare providers, may entail risks that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to numerous domestic (federal, state and local) and foreign laws addressing fraud and abuse in the healthcare industry, including the federal False Claims Act, the Federal Anti-Kickback Statute, self-referral laws, the Foreign Corrupt Practices Act, the U.K. Bribery Act, FDA promotional restrictions, the federal Physician Payment Sunshine Act and state marketing and disclosure laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment of responsible corporate officers, and exclusion from participation in government healthcare programs such as Medicare and Medicaid as well as health programs outside the U.S., and even alleged violations can result in the imposition of corporate integrity agreements or deferred prosecution agreements that could severely restrict or limit our business practices. These laws and regulations are complex and subject to changing interpretation and application, which could restrict our sales or marketing practices. Even minor and inadvertent irregularities could potentially give rise to a charge that the law has been violated. Although we believe we have implemented and will maintain an appropriate healthcare compliance program we cannot be certain that the program will adequately detect or prevent violations and/or the relevant regulatory authorities may disagree with our interpretation. Additionally, if there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming.

If our business practices or operations are found to be in violation of these laws or any other government regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, imprisonment of responsible corporate officers, the curtailment or restructuring of our operations, or exclusion from government healthcare programs including Medicare and Medicaid, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to compete depends on our ability to innovate successfully.

The market for medical devices, including the WCD market, is marked by technological development and product innovation. Demand for our ASSURE WCD and associated products and services delivered as part of our Cardiac Recovery System platform, or other products and services that we are developing or may develop in the future could be diminished by equivalent or superior products and technologies offered by our competitors. If we are unable to innovate successfully, our products and services could become obsolete, and as a result, we may not be able to achieve profitability as customers purchase our competitors’ products and services.

In order to remain competitive, we must continue to enhance our existing products and services and develop new product offerings. We will need to ensure that our Cardiac Recovery System platform and other products we develop in the future can support extensions and enhancements in response to evolving patient needs. We can provide no assurance that we will be successful in monetizing our medical technologies, including our ASSURE WCD, developing new products or commercializing them in ways that achieve broad market acceptance. In addition, if we develop new products, the distribution of those products may reduce revenue generated from our existing products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop new products, applications or features or improve our algorithms due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, our competitors may devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

Due to the significant resources required for the development of our products, we may expend our limited resources to pursue the development and commercialization of select products and fail to capitalize on other products that may be more profitable or for which there is a greater likelihood of success.

The initial focus of our Cardiac Recovery System platform is to serve high-acuity patients who require both continuous monitoring and therapy. We fully commercially launched our ASSURE WCD, the cornerstone of our Cardiac Recovery System platform, in August 2022 and have introduced various updates and complementary technologies and services related to our Cardiac Recovery System platform since then. We also recently launched our ASSURE wearable ECG as part of our efforts to expand into providing monitoring and connectivity solutions to patients who longer indicated for a WCD but who still require ongoing support. As of the date of this prospectus, we are also in various stages of research and development for other potential solutions and new indications for our technology. We seek to maintain a process of prioritization and resource allocation among our various research and development efforts to maintain a balance between advancing our ASSURE

WCD and developing other current and any future cardiovascular solutions. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular products or therapeutic areas may not maximize our ability to generate potential profits, may not lead to the development of any viable commercial product and may divert resources away from other products and solutions tailored to other therapeutic areas that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. In addition, if we make incorrect determinations regarding the viability or market potential of any of our products and solutions or misread trends in cardiovascular care and the wearable healthcare technology industry, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our outstanding debt may affect our ability to operate our business and secure additional financing in the future.

As of April 30, 2024, we had an aggregate principal amount of $45.0 million outstanding under the Credit Agreement and Guaranty, dated as of September 29, 2023 (as amended from time to time, the “Term Loan”), among Perceptive Credit Holdings IV, LP, as administrative agent and as a lender, the other lenders party thereto, West Affum Holdings and Kestra Medical Technologies, as borrowers, and the guarantors party thereto. We must make significant quarterly debt payments under the loan agreement, which will divert resources from other activities. Our outstanding debt under the Term Loan is collateralized by substantially all of our assets and contains customary financial and operating covenants limiting our ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, enter into certain transactions with affiliates, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock and make investments, in each case subject to certain exceptions. The covenants in the Term Loan, as well as in any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. The Term Loan also contains a minimum liquidity covenant, and a minimum revenue covenant which increases on a quarterly basis through maturity of the Term Loan. Additionally, there are certain non-financial covenants. See “Description of Certain Indebtedness” and Note 7, “Long Term Debt” to the consolidated financial statements included elsewhere in this prospectus. Our ability to comply with these covenants may be affected by a number of events, some of which may be beyond our control and future breaches of any of these covenants could result in a default under the loan agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the loan agreement to become immediately due and payable and terminate commitments to extend further credit. If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business. See the section titled “Description of Certain Indebtedness” for more information on the Term Loan.

We may be able to incur significant additional indebtedness in the future. Although the Term Loan limits our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the Term Loan permit us to incur significant additional indebtedness. In addition, the Term Loan does not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our potential inability to service our debt, will increase.

If there were an event of default under the Term Loan relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot guarantee that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default.

Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

As a result, any default by us on our indebtedness could have a material adverse effect on our business, results of operations and financial condition.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions, as well as our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel. Our senior management team has extensive experience in the medical device industry, and we believe that the depth of their experience is instrumental to our continued success. For example, the services and expertise provided by Brian Webster, our President and Chief Executive Officer, are critical to our overall management, as well as the continued development of our solutions, our culture, our strategic direction, our innovation and our operations. Our employees may terminate their employment with us at any time. If we lose one or more key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategy. We do not currently maintain key person life insurance policies on these or any of our employees.

In addition, our research and development programs depend on our ability to attract and retain highly skilled engineers. We may not be able to attract or retain qualified engineers in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the share awards they receive in connection with their employment. If the perceived value of our share awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. Additionally, maintaining a positive company culture is necessary to enable us to retain and hire key talent and have a cohesive, aligned employee base. Our ability to maintain this culture will directly affect the continued growth and success of our company. Our culture could face sustainability challenges as we continue to grow and scale our business. Potential obstacles include reduced adoption of our culture by new employees, limited ability to maintain consistency of culture within business teams, and failure to attract and retain leaders who support our culture and business plans. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, results of operations and prospects could be materially adversely affected.

Security breaches, loss of data, unauthorized uses or disclosures, and other disruptions involving our systems, products or data could compromise sensitive information related to our business or patients, result in operational disruption, or prevent us from accessing critical information, exposing us to liability, and adversely affecting our business, financial condition, results of operation and prospects.

In the ordinary course of our business, we, and certain of our vendors on our behalf, collect, transfer, process and store sensitive data, including legally-protected personally identifiable health information about patients. We also collect, transfer, process and store, and use additional third parties to collect, transfer, process and store on our behalf, sensitive confidential information, including intellectual property, other proprietary business information, and preclinical and clinical trial data, including that of our customers, payors and collaborative partners. We employ administrative, technical and physical controls to secure personally identifiable health information, and we maintain our applications and data utilizing a combination of public cloud platforms and software-as-a-service providers. These applications and data encompass a wide variety of critical information, including patient data collected and processed through the digital solutions and services offered as part of our Cardiac Recovery System platform, clinical evidence collected through our ASSURE Patient Registry, other research and development information, commercial information and business and financial information.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this critical information to ensure the effective operation of our business and the timely delivery of our solutions and services. For example, we rely on information technology networks to ensure that our digital solutions, such as our Heart Alert Services and ASSURE Assist services, are able to deliver timely critical alerts to healthcare providers and notify emergency services when therapy is administered to patients. Our third-party information technology systems may not remain available on terms acceptable to us and may require replacement, which could result in substantial operational expense, diversion of our resources, and reduced efficiency, any of which could result in any a material adverse effect on our business, financial condition, results of operations and prospects. Security breaches of our information technology infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure, access, use or modifications of confidential information, including patient information and trade secrets. The secure collection, use, processing, storage, maintenance, protection and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Data security-related incidents and fraudulent activity are increasing in frequency, sophistication, and variety, and can originate from many sources, including third-party suppliers and nation-state actors. Our information technology and infrastructure, and those of our vendors, has been and will continue to be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other disruptions. While we have taken steps to identify critical and high-risk vulnerabilities to and protect our infrastructure and sensitive information from unauthorized access, disclosure, or other activity, and while we have implemented compliance measures along those lines, we continue to develop our policies and procedures for protecting such information, and there can be no assurance that these will prevent, detect, or mitigate such issues given the unpredictability of the timing, nature, and scope of data security-related incidents and fraudulent activity. Furthermore, some confidential and protected health information is transmitted to us by third parties, who may not implement adequate security and privacy measures. Our third-party vendors and other business partners may also experience breaches to their information technology systems that could lead to disruptions to our business and ability to deliver our solutions and services.

As part of the delivery of our digital solutions and services through our Cardiac Recovery System platform, we collect, process and analyze a substantial amount of patient data, including through our ASSURE Patient Registry. A security breach or privacy violation that results in a business interruption or leads to disclosure or modification of, or prevents or interferes with access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate U.S. state and other international breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. The loss of patient data and other information critical to our solutions and services as a result of data breaches could also impair our ability to grow our clinical evidence to support the continued development of our products. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm. We do not currently maintain cyber insurance, which could help to mitigate certain losses related to security events that may occur, and we have no assurance that we will be able to obtain such coverage in the future. Therefore, any breach or cyber incident may expose us to certain potential losses, damages or penalization with fines in an amount exceeding our resources.

Any such breach or interruption of our systems, or those of any of our third-party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings (such as class actions), liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and regulatory penalties (such as state data breach laws). Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and healthcare provider education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position.

In addition, the individually identifiable health information we collect, receive, store, access, transfer, process and use from patients and covered entity healthcare providers may be subject to limitations on use and disclosure, and may require us to obtain HIPAA-compliant authorizations or other consents from patients for such uses and disclosures, including use of patient information in connection with the ASSURE Patient Registry. To the extent we fail to collect necessary authorizations or consents to use or disclose such information, or to the extent our uses or disclosures of such information violate applicable laws that protect the privacy of patient information, including HIPAA, we may be subject to liability, legal claims or proceedings (such as class actions), fines, or penalties pursuant to such laws.

Our existing general liability and cybersecurity liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures, and those of our customers and service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), and the mishandling of data, then our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected.

We are subject to complex and rapidly evolving laws, regulations, rules, and standards relating to data privacy and security, and our failure to comply with such laws, regulations, rules and standards could adversely affect our business, financial condition, results of operations and prospects.

Numerous federal and state laws, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, as well as HIPAA, govern the collection, use and disclosure of personal information. For example, the California Consumer Privacy Act of 2018, as amended (“CCPA”), went into operation on January 1, 2020 and broadly defines personal information, affords California residents expanded privacy rights and protections and provides for civil penalties for violations and a private right of action related to certain data security breaches. These protections were expanded by the California Privacy Rights Act (“CPRA”), which was approved by California voters in November 2020 and became operational in most key respects on January 1, 2023. In addition, the My Health My Data Act of 2023 (“MHMD”) went into effect in Washington state on April 27, 2023 and protects personal health data that falls outside the ambit of HIPAA. Several states have enacted similar types of privacy laws and there are similar legislative proposals being advanced in other states, as well as in Congress. Our business is also subject to the Bermuda Personal Information Protection 2016 Act, and other international laws, such as the General Data Protection Regulation, which could also apply to our operations as we expand internationally. Failure to provide adequate privacy protections and maintain compliance with applicable privacy laws could result in significant penalties.

The interpretation and application of data protection laws, rules and regulations in the United States and elsewhere are often uncertain, contradictory and in flux, with new laws passing or entering into force on a regular basis. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. In addition, certain of these laws, such as the CCPA, may provide for a private right of action with respect to certain data breaches. This private right of action may increase the likelihood of, or the risks arising from, data breach litigation.

We may be subject to fines, penalties, or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and our business. Further, the use, misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our business exposes us to potential product liability claims that are inherent in the provision of medical devices for cardiovascular support. Furthermore, if our customers are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. Similarly, if we are unable to sufficiently train APSs who assist with customer fittings, our ASSURE WCD may be ineffective, or may result in patient discomfort, injury or unsatisfactory patient outcomes. Our ASSURE WCD has been approved by FDA for use in adult patients who are at risk for SCA and are not candidates for, or refuse, an ICD. However, we cannot prevent a healthcare provider from prescribing our devices off-label when they deem it appropriate. The use, misuse or off-label use of our products, including our ASSURE WCD, may in the future result in outcomes and complications potentially leading to product liability claims and harm to our reputation. If our products are defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation initiated by healthcare providers, the hospitals and clinics where healthcare providers prescribing our products work or their patients and reputational harm.

If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizeable damage awards against us that may not be covered by insurance, all of which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Product liability claims are especially prevalent in the medical device industry, and regardless of the merit or eventual outcome, may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenue;

•	the inability to commercialize new products; and

•	diversion of management attention from pursuing our business strategy.

Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses and reduce our revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results.

If the FDA determines that our promotional materials, sales practices or training constitute improper promotion of an off-label use, they could request that we modify our training, sales practices or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, warning letter, injunction, seizure, civil fine or criminal penalties. These types of enforcement actions could have a material adverse impact on our business, revenues and financial results. It is also possible that other federal or state enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on our products. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or any recovery from such vendor or supplier may not be sufficient to cover our losses. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in our inability to recover any costs incurred by us.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results. The failure to effectively manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or in-license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	unanticipated problems or liabilities with the businesses or products acquired;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment. To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Consolidation among commercial payors could result in payors eliminating coverage or demanding price concessions, which may affect our ability to offer our products at prices necessary to support our current business strategies.

The commercial payor industry is undergoing significant consolidation. In recent years, a number of health insurers have merged or increased efforts to consolidate with other commercial payors. Insurers are also increasingly pursuing alignment initiatives with healthcare providers. Consolidation within the health insurance industry may result in insurers having increased negotiating leverage and competitive advantages, such as greater access to performance and pricing data. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of this consolidation. When payors combine their operations, the combined company may elect to reimburse our products at the lowest rate paid by any of the participants in the consolidation or use its increased size to negotiate reduced rates. If one of the payors participating in the consolidation does not provide reimbursement for our products, or provides reimbursement at reduced rates, the combined company may elect not to provide reimbursement for our products, or provide such reimbursement at reduced rates, which would adversely affect our operating results. In addition, the shift toward value-based payment models could be accelerated if larger insurers, including those engaging in consolidation activities, find these models to be financially beneficial. There can be no assurance that we will be able to negotiate favorable terms with payors and otherwise respond effectively to the impact of increased consolidation in the payor industry or vertical integration efforts.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, financial condition and prospects.

We have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, which could harm our business and negatively impact the value of our common shares.

Prior to completion of this offering, we have been a private company with limited accounting personnel to address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to our financial statements in the past. In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources in the accounting, finance and IT functions to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the following additional material weaknesses.

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We did not design and maintain effective controls to ensure the financial statements were properly presented and classified for certain non-routine or complex transactions. Specifically, we did not design and maintain controls to appropriately account for the classification of selling, general and administrative expenses, paid-in-kind interest, restricted cash, right of use lease assets, and the cash flow presentation of leases. This material weakness resulted in immaterial audit adjustments to the aforementioned accounts, which were recorded in previous years, prior to the issuance of the consolidated financial statements.

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We did not design and maintain effective controls to verify personnel would not have the ability to prepare and post manual journal entries or review account reconciliations without an independent review by someone without the ability to prepare and post manual journal entries. This material weakness did not result in adjustments to the consolidated financial statements.

Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

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We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in adjustments to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing as of the date of this prospectus and include: hiring additional personnel, such as financial planning and accounting, compliance, information technology, and other professionals with appropriate levels of knowledge and experience; engaging a third parties to assist with technical accounting and in designing and implementing controls related to period-end financial reporting, segregation of duties and IT general controls; designing and implementing controls to properly present and classify non-routine or complex transactions; and enhancing IT governance processes.

We intend to evaluate current and projected resource needs on a regular basis and hire additional qualified resources as needed. Our ability to maintain qualified and adequate resources to support the Company and our projected growth will be a critical component of our internal control environment.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could go beyond the fiscal year ended April 30, 2025. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our common share price may decline as a result.

We are subject to risks from legal and arbitration proceedings that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, product defects, intellectual property infringement, employment matters, and/or alleged violations of other applicable laws in various jurisdictions. We may not be insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition, results of operations and prospects. Additionally, the significant increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects, even if ultimately resolved in our favor.

The estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

The estimates and forecasts in this prospectus relating to, among other things, our total addressable market, our near-term achievable market and the expected growth in the WCD market are subject to significant uncertainty and may prove to be inaccurate. In particular, our estimates of our total addressable markets in the U.S. and outside the U.S. are based on a number of internal and third-party estimates and assumptions relating to, amongst other things, the number of patients who are at risk of suffering a SCA, are not immediately eligible for an ICD and are either currently using or may in the future use WCDs; the reimbursement rates for WCDs by Medicare and private payors in the U.S. and payors outside the U.S.; the average WCD patient wear time; and the use of WCDs over alternative treatments such as ICDs. In addition, our estimates of our total addressable markets in the U.S. and outside the U.S. both reflect the opportunities available to all current and potential participants in the market, and we cannot predict with precision our ability to address the potential demand for WCDs or the extent of market adoption of our ASSURE WCD over solutions offered by our current or future competitors. While we believe that our assumptions and the data underlying our estimates for our total addressable markets in the U.S. and outside the U.S. are reasonable, they may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of such underlying factors. Our estimated addressable markets in the U.S. and outside the U.S. may not materialize for many years, if ever. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Macroeconomic conditions could materially adversely affect our business, financial condition, results of operations and prospects.

Macroeconomic conditions, such as high inflationary pressure, changes to monetary policy, high interest rates, volatile currency exchange rates, credit and debt concerns, decreasing consumer confidence and spending, including capital spending, concerns about the stability and liquidity of certain financial institutions, the introduction of or changes in tariffs or trade barriers, and global recessions can adversely impact demand for our products, which could negatively impact our business, financial condition, results of operations and prospects. Recent macroeconomic conditions have been adversely impacted by geopolitical instability and military hostilities in multiple geographies and monetary and financial uncertainties.

The impacts of these macroeconomic conditions, and the actions taken by governments, central banks, companies, and consumers in response, have resulted in, and may continue to result in, higher inflation in the United States and globally, which is likely, in turn, to lead to an increase in costs and may cause changes in fiscal and monetary policy, including additional increases in interest rates. Although reimbursement rates for WCDs, including our ASSURE WCD, have increased in recent years, adverse macroeconomic conditions could result in payors reducing reimbursement rates, which could negatively impact our profitability and cash flows. Such conditions could also reduce demand for our ASSURE WCD if they adversely affect insured customers’ ability to pay insurance deductibles and uninsured customers’ ability to lease our device. Other adverse impacts of recent macroeconomic conditions have been, and may continue to be, supply chain constraints, logistics challenges, liquidity concerns in the broader financial services industry, and fluctuations in labor availability.

In a higher inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation. A higher inflationary environment can also negatively impact raw material, component, and logistics costs that, in turn, may increase the costs of producing and distributing our products.

We may in the future experience supply chain constraints, including difficulties obtaining a sufficient supply or increased prices of component materials used in our products. Increased interest rates may make access to credit more difficult, which may result in the insolvency of key suppliers, which would exacerbate supply chain challenges. Such supply chain constraints could cause us to fail to meet product demand or maintain our margins.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and non-U.S. earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.

We may be subject to additional taxes if our transfer pricing arrangements are challenged or we fail to establish tax residency in Ireland.

We have entered into transfer pricing arrangements that establish prices for our intercompany operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any jurisdiction has made a determination as to whether or not we are operating in compliance with such authority’s transfer pricing laws. Accordingly, a taxing authority could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by a taxing authority could have a negative effect on our results of operations and financial condition.

In addition, while, as described below, we intend for Kestra Medical Technologies, Ltd. to become a company resident in Ireland for Irish corporation tax purposes, if we fail to establish such residency in a timely manner, U.S. withholding taxes may apply to royalty payments paid by Kestra Medical Technologies, Inc. and its subsidiaries to West Affum Holdings Designated Activity Company. Such U.S. withholding taxes, if they were to apply, could have a significant effect on our effective tax rate and a negative effect on our results of operations and financial condition.

Taxing authorities may disagree with and may challenge our tax positions. If our tax positions are not sustained in the event of such challenge, we could be required to pay additional taxes, interest, penalties or other costs which could impact our results of operations and financial condition.

We are subject to taxation in Ireland and multiple other jurisdictions. As a result, any adverse development in the tax laws of Ireland or any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

West Affum Holdings Designated Activity Company is, and each of Kestra Medical Technologies, Ltd., West Affum Intermediate Holdings Corp. and West Affum Holdings Corp. intends to become, a company resident in Ireland for Irish corporation tax purposes. We believe that, as Irish tax resident entities, our status should improve our ability to maintain a competitive worldwide effective corporate tax rate; however, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. In general, under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is incorporated in Ireland (unless broadly this is displaced by the terms of a double taxation treaty that Ireland has entered into) or it is centrally managed and controlled in Ireland. Trading income (active business income) of an Irish resident company is generally taxable at the Irish corporation tax rate of 12.5% (provided that the company is not part of a consolidated multinational group with more than EUR750 million of annual consolidated revenue in which case the company may be subject to Irish corporation tax at 15%). Non-trading income of an Irish resident company is taxable at a rate of 25% and capital gains at a rate of 33%. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs, those companies could become, or be regarded as having become, tax resident in a jurisdiction other than Ireland. Should any of those companies cease to be Irish tax resident, they may be subject to a charge to Irish capital gains tax as a result of a deemed disposal of their assets. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland, the United States and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	loss of tax treaty benefits in one or more jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expense not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	challenges to the transfer pricing policies related to our structure.

Ireland is a Member State of the European Union (the “EU”). The EU has become increasingly active in the area of direct taxation in recent years, in some cases on foot of wider international tax initiatives such as the OECD BEPS (Base Erosion and Profit Shifting) initiative and in other cases unilaterally. A number of EU legislative tax measures have been implemented in recent years such as the Anti-tax Avoidance Directive, the EU Mandatory Disclosure Regime DAC6 requiring the reporting of certain cross-border arrangements, and the EU Global Minimum Tax Directive. There are also a number of proposed EU legislative tax measures such as the Business in Europe: Framework for Income Taxation (“BEFIT”) which proposes a new legislative framework for corporate taxation in the EU. Additionally, the EU Commission has carried out a number of investigations concerning unlawful EU State Aid involving tax measures in Member States, most notably in the European Court case of European Commission v Ireland and Apple Sales International (Case C-465/20 P) which was held in favor of the European Commission. State Aid is any aid granted by an EU Member State or through EU Member State resources in any form whatsoever which distorts or threatens to distort competition by favoring certain undertakings or the production of certain goods. Any of these proposed or actual legislative measures or EU law related actions could impact our tax treatment.

Our tax position could be adversely impacted by changes in tax rates generally, tax laws, tax treaties or tax regulations or changes in the interpretation of such laws, treaties or regulations by the tax authorities in Ireland, the United States and other jurisdictions. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions.

Failure to manage the risks associated with such changes, or misinterpretation of the laws relating to taxation, could result in increased charges, financial loss, including penalties, and reputational damage and materially and adversely affect our results, financial condition and prospects.

If we are required to reclassify independent contractors as employees, we may incur additional costs and taxes which could adversely affect our business, financial condition, results of operations and prospects.

We engage independent contractors in our operations for whom we do not pay or withhold any federal, state or other employment tax. There are a number of different tests used in determining whether an individual is an employee, or an independent contractor and such tests generally take into account multiple factors. There can be no assurance that legislative, judicial, or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change, or at least challenge, the classification of our independent contractors. Although we believe we have properly classified our independent contractors, the U.S. Internal Revenue Service or other U.S. federal or state authorities or similar authorities of a foreign government may determine that we have misclassified our independent contractors for employment tax or other purposes and, as a result, seek additional taxes from us or attempt to impose fines and penalties. If we are required to pay employer or withholding taxes with respect to prior periods with respect to or on behalf of our independent contractors, our operating costs will increase, which could adversely impact our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

Third parties may assert that we are employing their intellectual property and other proprietary technology without authorization, and we may become a party to litigation or administrative proceedings related to intellectual property that could be costly, time-consuming, or unsuccessful and could hinder our ability to commercialize our existing or future products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, copyrights and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications, trademarks, copyright registrations or other intellectual property controlled by third parties may be alleged to cover our products or services, or components of our products or services, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include hardware and software components and other elements that we purchase or license from vendors and other third parties, and may include design components (including open-source components) or other elements that are outside of our direct control and could become unavailable on terms acceptable to us or be found or alleged to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Our direct or indirect competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, copyright registrations, and other intellectual property rights and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, have made, use, sell, offer to sell, and/or import our products and services (or components thereof) or to use product names. Moreover, patent applications in the United States and many international jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and publications in the scientific literature often lag behind actual discoveries. Thus, we cannot be certain that others have not filed patent applications directed to our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights, if available, to any resulting third-party patents directed to such technologies. Given the number of patents directed toward the medical device industry or otherwise applicable to technologies utilized in the medical device industry, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. If a patent holder believes our Cardiac Recovery System platform, any components thereof including the ASSURE WCD, any other products or any future product candidates infringe its patent, the patent holder may sue us even if we have received patent protection. Our Cardiac Recovery System platform, including existing products and any future products that we commercialize, could be alleged to infringe patent rights and other proprietary rights of third parties. Any lawsuits resulting from such allegations, if we are not successful, could subject us to significant liability for damages. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, having made, selling, offering to sell, importing or using products or technologies that allegedly infringe or violate the asserted intellectual property;

•	incur significant legal expenses;

•

pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing or violating, including enhanced damages if we are found to be willfully infringing or violating such intellectual property rights;

•	pay the attorneys’ fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing or violating;

•

redesign those products that contain the allegedly infringing or violating intellectual property or replace components thereof that contain the allegedly infringing or violating intellectual property, which could be costly, disruptive, infeasible, or require further FDA approval; and

•

attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit or that we are able to successfully defend, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. The defense and prosecution of these matters are both costly and time-consuming. Vendors and other parties from which we purchase or license hardware, software or other intellectual property may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret or otherwise violating a third party’s intellectual property rights. There can be no assurance with respect to the outcome of any litigation brought against us, and even if any litigation is resolved in our favor, the outcome of any such litigation could have a material adverse impact on our business, operating results and financial condition. Litigation is inherently unpredictable and outcomes are uncertain. Further, as the costs and outcome of these types of claims and proceedings can vary significantly, it is difficult to estimate potential losses that may occur. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

In the event of a successful claim against us for infringement, misappropriation or other violation of third-party intellectual property rights, we may have to pay substantial damages.

If patents, trademarks, trade secrets, or other intellectual property rights are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. A finding of infringement could prevent us from continuing to sell our Cardiac Recovery System platform or any components thereof including the ASSURE WCD, or prevent us from commercializing any future product candidates or force us to cease some or all of our business operations, which could materially harm our business. In addition, if we are found to have willfully infringed third party patents or trademarks, or to have willfully misappropriated trade secrets or otherwise violated other intellectual property rights of others, we could be required to pay enhanced damages in addition to other penalties, including attorneys’ fees.

In addition, we may have to obtain one or more licenses from third parties to continue developing and marketing our products and technology, pay royalties and/or redesign our products or technologies, which may be impossible or require substantial time and monetary expenditure. Although patent, trademark, trade secret and other intellectual property disputes in the medical device area sometimes may be settled through licensing or similar arrangements, we may not be able to obtain such arrangements at all and if we do, costs associated with such arrangements may be substantial and could include ongoing royalties that materially adversely impact our revenue. We may be unable to obtain necessary licenses on satisfactory terms and one or more third parties may refuse to grant necessary licenses. Some licenses from third parties may include access to technologies for use by us on defined terms. Other licenses from third parties may not provide access to any additional technologies and may be limited to granting permission for us to utilize existing or future technology in exchange for additional fees. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement, which could result in a material adverse effect on our business. Even if we were able to obtain such licenses, then it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to any technologies licensed to us.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that current or former employees, partners or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our pipeline assets or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (“USPTO”) or other jurisdictional bodies may be necessary to determine priority or originality with respect to our patents or patent applications. We may also become involved in other proceedings, such as reexamination, inter partes review, post-grant reviews, cancellations, derivation or opposition proceedings before the USPTO or other jurisdictional bodies relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products or using product names, which would have a significant adverse impact on our business.

We may become involved in litigation or administrative proceedings related to intellectual property, including litigation to protect, enforce or defend the validity of our intellectual property.

We may need to commence proceedings or assert counterclaims against others to enforce our patents, trademarks or other intellectual property, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others when we determine that a successful outcome may lead to an increase in the value of the intellectual property. If we choose to enforce our patent rights against a party, then that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. Additionally, the validity of our patents and the patents we have licensed may be challenged if a petition for post-grant proceedings, such as inter partes review and post-grant review, is filed within the statutorily applicable time with the USPTO. Proceedings to challenge patents are also available internationally, including for example, opposition proceedings and nullity actions. In patent litigation in the

United States, counterclaims alleging invalidity and/or unenforceability and U.S. Patent Trial and Appeal Board (“PTAB”) challenges are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent intentionally withheld material information from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before the PTAB, even outside the context of litigation. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. There is also the risk that, even if the validity or enforceability of such patents is upheld, a court or jury may find that the other party’s products or services do not infringe our patents. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products and services or from using product or service names that are the same or similar to ours, and our business may be materially harmed as a result.

Our ability to enforce our patent rights depends on our ability to detect infringement by third parties. It may be difficult to detect infringers that do not advertise the components or methodologies that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Adverse proceedings can be expensive, time-consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, a court or other judicial body may decide that the patent we seek to enforce is not patentable, invalid or unenforceable. Additionally, a court or other judicial body may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the allegedly infringing technology in question or otherwise refuse to enjoin a party found to have infringed a patent. An adverse result in any proceeding could put one or more of our patents at risk of being found not patentable, invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly larger intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property or issues, which proceedings and claims may also include claims related indirectly to our intellectual property such as breach of contract, antitrust, or unfair competition. In addition, we generally indemnify our customers and distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers, distributors or suppliers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, distributors or suppliers, regardless of the merits of these claims. If any of these claims succeeds or settles, we may be forced to pay damages or settlement payments on behalf of our customers, distributors or suppliers or may be required to obtain licenses for the products they use or produce for us. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop purchasing and using our products, which could expose us to substantial losses or liability and otherwise have an adverse effect on our business.

Our efforts to obtain intellectual property protection and the intellectual property rights we obtain may be inadequate, and our business may be adversely affected as a result.

As part of our competitive strategy, we have and will continue to develop, maintain, enforce and protect the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements with employees and third parties to protect our intellectual property rights. These legal measures afford only limited protection. As of the date of this prospectus, we have rights to 220 issued U.S. and foreign patents and 137 pending published and unpublished

U.S. and foreign patent applications. Assuming all required fees and other charges are paid, the earliest expiry date for issued patents owned or used and maintained by us is in July 2025. We rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. We cannot be certain that our or our licensors’ claims in U.S. pending and corresponding international or foreign patent applications will be considered patentable. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.

Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our products or technology. Furthermore, the issuance of a patent does not give us the right to make, have made, use, offer to sell, sell or import the patented invention. Other parties may have developed technologies that may be related or competitive to our products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patents or patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we or others have or may obtain cannot be predicted with certainty. Third parties may have blocking patents that could prevent us from manufacturing, marketing or distributing our own products and making, using, offering to sell, selling, or importing the Cardiac Recovery System platform, one or more products or components thereof, or existing or future products or components. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents and other intellectual property rights, including by filing lawsuits or asserting counterclaims alleging patent infringement, misappropriation and other violations of intellectual property. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable; competitors may then be able to market and sell products and use manufacturing and analytical processes that are substantially similar to ours. In addition, such proceedings may be costly. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. The legal systems of certain countries may not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices, and some jurisdictions, such as Europe, Japan, and China, may have a higher standard for patentability than in the United States. Consequently, we may not be able to prevent third parties from making, having made, using, selling, offering to sell, or importing in all countries outside of the United States, or from making, having made, using, selling offering to sell, or importing products incorporating our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs.

To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect, maintain and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, proprietary information, including parts of our Cardiac Recovery System platform, including the ASSURE WCD, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our technologies, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and movement of personnel, including from academic to industry scientific positions. In addition to pursuing patents on our products and technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with parties who have access to them, such as our employees, consultants and other third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We may not be able to execute assignment agreements with each relevant party and such agreements may be unenforceable or not self-executing. There can be no assurance that employees, consultants, vendors, clients and others with access to the confidential and proprietary information have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate.

While we use commonly accepted security measures, trade secret violations are often a combination of federal and state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States and there can be no assurance that we have sufficiently protected our intellectual property in every foreign country in which our products may be sold. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Further, it is possible that others independently will develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.

We also may employ or otherwise engage personnel who were previously or are concurrently employed or engaged at research institutions or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these personnel, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these personnel, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, trade names and brand names, such as our registered trademarks ASSURE, ASSURE ASSIST, KESTRA and KESTRA CARESTATION, to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that we have applied for all the marks in the jurisdictions and classes of goods and services that are or will be material to our business or, where we have applied, that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO or equivalent institutions in other jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings have and may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Moreover, any name we propose to use with our ASSURE WCD or any future medical device product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed medical device names, including an evaluation of potential for confusion with other medical device names. If the FDA objects to any of our proposed proprietary medical device names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. We also face risks in connection with our international expansion, including in countries that may have less protection for our trademarks than the United States. There is a risk that our trademarks may not be adequate to protect our brand or may conflict with the trademarks of other companies, both domestically and abroad, which may require us to rebrand our products, obtain costly licenses, defend against third-party claims, or substantially change our product or service offerings. Should such risks manifest, we may be required to expend considerable resources and divert the attention of our management, which could have an adverse effect on our business and results of operations.

If we do not adequately protect our trademarks and trade names, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our registered or unregistered trademarks may be challenged, infringed, circumvented, declared to be descriptive, declared generic or conflict with third-party rights. We may not be able to protect our rights to these trademarks, which we need to build name recognition by potential partners or customers in our markets of interest. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In such cases, over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our marketing abilities may be impacted.

Changes in U.S. or foreign patent law or their interpretations could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

As is the case with other medical device and medical technology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the medical device and medical technology industries involve both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain, due in part to ongoing changes in patent laws. Depending on decisions by Congress, the federal courts and the USPTO and equivalent institutions in other jurisdictions, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce existing or future patents. For example, in recent years the U.S. Supreme Court has ruled on several patent cases that have been interpreted to have either narrowed the scope of patent protection or weakened the rights of patent owners in certain situations. In addition, patent reform legislation or regulation, such as the Patent Eligibility Restoration Act of 2023 which was introduced to the U.S. Senate on June 22, 2023, may be proposed or enacted in the future that may impact our ability to obtain patents in the future. Therefore, there is increased uncertainty with regard to our ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Patent reform legislation or changes to USPTO regulations or fees could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act enacted in September 2011 (the “Leahy-Smith Act”), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, financial condition, results of operations and prospects. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Additionally, as of June 2023, the Company’s EPO-registered patents are subject to the jurisdiction of the European Unitary Patent system and the European Unified Patent Court (“UPC”). It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC.

Even if our patents are determined by a court to be valid and enforceable, courts may not interpret them sufficiently broadly to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make product that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that were not the first to make the inventions covered by our issued patents. The claims of our issued patents or patent applications when issued may not cover our proposed commercial technologies or the future products that we develop. We may not have freedom to commercialize our products unimpeded by the patent rights of others. Third parties may have dominating, blocking, or other patents relevant to our technology of which we are not aware. There may be prior public disclosures or art that could be deemed to invalidate one or more of our patent claims. Further, we may not develop additional proprietary technologies in the future, and, if we do, they may not be patentable.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how they interpret the patent laws of the United States. Similarly, international courts have made, and will likely continue to make, changes in how they interpret the patent laws in their respective jurisdictions. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect our patent rights and our ability to obtain issued patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost, in a timely manner, in all potentially relevant jurisdictions, or at all. It is possible that defects as to form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. If we delay filing a patent application, and a competitor files a patent application on the same or similar invention before we do, our ability to secure patent rights may be limited and we may not be able to patent the invention at all. Even if we can patent the invention, we may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect our assets and technologies, or to block competitor’s products and technologies that are similar or adjacent to ours. There are also uncertainties or limitations in our ability to properly protect and defend patents covering our products, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Our earliest patents and patent filings are public. A competitor may review our published patent filings and arrive at the same or similar technology advances for our assets as we developed. If the competitor files a patent application on such an advance before we do, then we may no longer be able to protect that aspect of our assets and technologies and we may require a license from the competitor, which may not be available on commercially viable terms or at all. Moreover, we may not develop additional proprietary products, methods and technologies that are patentable. We also rely to a certain extent on trade secrets, know-how, and technology, that are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patents and certain pending patent applications are required to be paid to the USPTO or foreign patent agencies in several stages over the lifetime of a patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application and prosecution process. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official communications within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. While an inadvertent lapse in many cases can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in irrevocable abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our Cardiac Recovery System platform, any components thereof including the ASSURE WCD, other products or any future product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would harm our business, financial condition, results of operations and prospects.

In addition, patent expiration dates may be affected by a number of factors. For example, patent terms may be shortened or lengthened by terminal disclaimers, patent term adjustments, supplemental protection certificates, and patent term extensions. Patent term extensions and supplemental protection certificates, and the like, may be impacted by the regulatory process and may not significantly lengthen patent term. Non-payment or delay in payment of patent fees or annuities, delay in patent filings or delay in extension filing (including any patent term extension or adjustment filing), whether intentional or unintentional, may also result in the loss of patent rights important to our business.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to any existing products or product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we own or license now or in the future;

•	we might not have been the first to make the inventions covered by the issued patent or pending patent application that we own now or in the future;

•	we might not have been the first to file patent applications directed to certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending held or licensed patent applications or those that we may file or license in the future will not lead to issued patents;

•	issued patents to which we hold rights may be held invalid or unenforceable, including as a result of legal challenges by other persons;

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our competitors might conduct research and development activities in the United States under FDA-related safe harbor patent infringement exemptions and/or in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for distribution in our major commercial markets;

•	we may not develop additional proprietary technologies or products that are patentable;

•	the patents or pending patent applications of others may harm our business;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

•	we cannot assure that any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•	we may not be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents expire;

•	we cannot assure that our commercial activities or products will not infringe the intellectual property rights of others; and

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we cannot assure any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.

We include technology in our products that is licensed to us by third parties. Any loss of our rights to this technology could prevent us from selling our products.

We hold certain intellectual property and technology licenses under which we license intellectual property and technology from third parties that we use in our products or other parts of our business. We do not own the intellectual property that underlies these licenses. Our rights to use the licensed intellectual property is subject to the continuation of and compliance with the terms of the licenses, including terms that may restrict our ability to expand our use of such intellectual property into other fields. We expect that we may need to enter into additional license agreements in the future. Our business could suffer, for example, if any current or future licenses terminates, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

As we have done previously, we may need or may choose to obtain patent or other licenses from third parties to advance our research or allow commercialization of our current or future products. We cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may not be exclusive. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting the commercialization of our products or an obligation on our part to pay royalties and/or other forms of compensation.

Disputes may arise in the future between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe or violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•	our right to enlist third party vendors or contractors to manufacture or assemble components under the scope of the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	royalty calculations, including our obligation to disclose proprietary manufacturing information, determining products included or excluded from royalty obligations, and compliance with audit rights;

•	disclosure of terms of existing license agreements to third parties based on confidentiality obligations included in the license agreements;

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mergers, acquisition, dissolutions, or other business entity transactions that can affect the ownership of intellectual property rights subject to the license agreement or obligations under the license agreement;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

Disputes regarding our current licensing arrangements may have an adverse effect on our business.

In addition to agreements pursuant to which we in-license intellectual property, we have granted in the past, and will continue to grant in the future licenses under our intellectual property. Like our in-bound licenses, our out-bound licenses are complex and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such an occurrence could have an adverse effect on our business.

Risks Related to Government Regulation

Changes in the regulatory environment may make it more difficult and costly for us to manufacture, market or distribute our products, or to obtain approval for any future products.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing providers of healthcare services and products, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

Government payors, such as Medicare, as well as private payors, have increased their efforts to control the cost, utilization and delivery of healthcare services and products. From time to time, the U.S. Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. For example, The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2030. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Further reductions of reimbursement by Medicare for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a healthcare provider or qualified practitioner’s signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third-party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements.

The FDA and other regulatory agencies that impact our operations may also change their policies or take other actions, including as a result of legal challenges against such agencies, which may increase the cost of compliance and prevent or delay marketing authorization of our future products under development or impact our ability to enhance products for which we have already obtained marketing authorizations on a timely basis or at all. The U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo (the “Loper decision”) overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies applicable to our business, including those of the FDA, the USPTO, the Federal Trade Commission (“FTC”) and the International Trade Commission. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

The products and services we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our business practices, distribution and billing arrangements with third-party DME providers, and other arrangements with healthcare providers, hospitals, and patients may expose us to scrutiny under broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products and services. U.S. federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

•	federal and state laws and regulations regarding billing and claims payment applicable to our products and regulatory agencies enforcing those laws and regulations;

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the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs, such as the Medicare and Medicaid programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the government, healthcare programs. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act; the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the federal Physician Payment Sunshine Act (“Open Payments”), created under the Affordable Care Act (as defined below), and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Additionally, beginning in 2022, applicable manufacturers are also required to report certain payments and other transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information upon “covered entities” (health plans, healthcare clearinghouses and certain healthcare providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the HHS Office of Civil Rights, affected individuals, and, if the breach is large enough, the media. Entities that are covered by HIPAA (e.g., covered entities and business associates) found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by the HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the HHS to settle allegations of HIPAA non-compliance. HIPAA also created criminal liability for executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Additionally, the FTC also has authority to initiate enforcement actions against entities for, amongst other things, misleading customers about HIPAA compliance, making deceptive statements about privacy and data sharing in privacy policies, failing to limit third-party use of personal health information, failing to implement policies to protect personal health information, or engaging in other unfair practices that harm customers or that may violate Section 5 of the FTC Act;

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the Federal Food, Drug and Cosmetic Act, which regulates the manufacturing, labeling, marketing and sale of medical devices and prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers;

•	the federal physician self-referral prohibition, commonly known as the Stark Law; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers, state-mandated disclosures of payments or other transfers of value to healthcare providers or marketing expenditures, state laws related to insurance fraud in the case of claims involving private insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

These laws and regulations, among other things, constrain our business, marketing, sales, distribution and other promotional and research activities by limiting the kinds of financial arrangements that we may have with hospitals, healthcare providers or other potential referral sources for our products, as well as our arrangements with other third parties for the purchase, sale, billing, and distribution of our products. In particular, these laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements, as well as interactions with healthcare providers through consultant arrangements, product training, sponsorships, or other activities. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations. To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. Additionally, as a result of these investigations and qui tam actions, we may have to agree to additional compliance and reporting requirements as part of a consent decree, deferred prosecution or corporate integrity agreement.

We have implemented a corporate compliance program designed to actively identify, prevent and mitigate risk through the implementation of compliance policies, training, auditing and monitoring. We expect to devote substantial resources to implement, maintain, administer and expand the compliance program as necessary. Our company is a member of AdvaMed and complies with the AdvaMed Code. We cannot be certain, however, that our compliance program will ensure compliance with the various complex laws and regulations to which we are subject now or in the future. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal and state laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, or oversight if we become subject to a consent decree, deferred prosecution or corporate integrity agreement, and we could be required to curtail or cease our operations. Any of the foregoing consequences could materially adversely affect our business, financial condition, results of operations and prospects.

Our team members, consultants and commercial partners may engage without our awareness in misconduct or other improper activities, including non-compliance with regulatory standards and requirements despite any policies we may have in place to prevent such misconduct, and we may be found liable for their actions.

Our products and operations are subject to extensive government regulation and oversight. If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications are delayed or not issued, or if we fail to comply with post-marketing regulatory requirements, our commercial operations would be harmed.

Our products are subject to extensive regulation by the FDA. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development and manufacture;

•	laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;

•	premarketing clearance and approval;

•	record keeping;

•	establishment registration and device listing;

•	product marketing, promotion, advertising, sales and distribution; and

•	post-marketing surveillance, including reporting of deaths or serious injuries, recalls, corrections and removals.

Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	Our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

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The disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of clinical trials or the interpretation of data from pre-clinical studies or clinical trials of our products;

•	Serious and unexpected adverse device effects experienced by participants in clinical trials of our products;

•	The data from pre-clinical studies and clinical trials of our products may be insufficient to support clearance or approval, where required;

•	Our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	The manufacturing process or facilities we use may not meet applicable requirements; and

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The potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our performance testing and clinical data or regulatory filings insufficient for clearance or approval.

Although we have obtained FDA approval to market our ASSURE WCD, we are subject to ongoing and pervasive post-marketing regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, registration, and listing of devices. For example, we are required to file various reports with the FDA, including reports required by the medical device reporting regulations (“MDRs”) that require that we report to the regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business. In addition, our PMA for our ASSURE WCD was subject to several conditions of approval, including labeling, useful life restrictions, the commencement of a post-approval registry and post-market study requirements. Though we believe we have complied with these conditions to date, any failure to comply with the conditions of approval could result in the withdrawal of our PMA and the inability to continue to market our ASSURE WCD.

If we initiate a correction or removal for any of our products to reduce a risk to health posed by any such products, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause healthcare providers to delay or cancel prescriptions, which could harm our reputation.

The FDA and the FTC also regulate the advertising and promotion of our products and services to ensure that the claims we make are consistent with our regulatory approvals and clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delays or denial of our requests for 510(k) clearance or premarket approval of new products or services, new intended uses or modifications to existing products or services;

•	withdrawal of 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business, financial condition, results of operations and prospects could be materially adverse affected.

Material modifications to our ASSURE WCD or any future products may require new PMAs, 510(k) clearances, CE Marks or other premarket approvals or may require us to recall or cease marketing our products and services until clearances are obtained.

Material modifications to the intended use or technological characteristics of our products will require new PMA or 510(k) clearances or CE Mark grants or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA cleared device or service that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new PMA or 510(k) clearance. We may not be able to obtain additional PMA or 510(k) clearances for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. For device modifications that we conclude do not require a new regulatory clearance or approval, we may be required to recall and to stop marketing the modified devices if the government agency disagrees with our conclusion and requires new clearances or approvals for the modifications. This could have an adverse effect on our business, financial condition, results of operations and prospects.

If we or our suppliers fail to comply with the federal, state and international regulations, our operations could be delayed or shut down and our revenue could suffer.

The manufacturing processes of our third-party suppliers are required to comply with the FDA’s QSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 and ISO 14971 compliance in all operations, including design and service. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA and state authorities. If we or our third-party suppliers fail a regulatory inspection, our operations could be disrupted and manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our third-party suppliers’ manufacturing operations, our product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

The FDA has broad post-market and regulatory enforcement powers. We and our third-party suppliers are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations at both our design and third-party manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. We can provide no assurance that we will continue to remain in compliance with the QSR. If the FDA inspect any of our facilities or our third-party suppliers’ facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management, which may have an adverse impact on our ability to continue with our research and development projects and implement our business growth plans.

If our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury, we will be subject to medical device reporting regulations and other applicable laws, and may need to initiate voluntary or mandatory corrective actions, such as the recall of our healthcare products.

Under the FDA’s medical device reporting regulations, we are required to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or in which a product of ours malfunctioned and, if the malfunction were to recur, would be likely to cause or contribute to death or serious injury. Other countries we may market our products to in the future will similarly have regulatory agencies requiring us to report any incident in which our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, including when the FDA may disagree with our determination that an event was not reportable, the FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and similar foreign regulatory authorities have the authority to require the recall of our products in the event of material deficiencies or defects in, for example, design, labeling or manufacture. The FDA must find that there is a reasonable probability that the device would cause serious adverse health consequences or death in order to require a recall. The standard for recalling deficient products may be different in foreign jurisdictions. Manufacturers may, under their own initiative, recall a product if any material deficiency is found in a device or they become aware of a safety issue involving a marketed product. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Any correction or removal initiated by us to reduce a health risk posed by our device, or to remedy a violation of the Federal Food, Drug, and Cosmetic Act or other regulations caused by our product that may present a risk to health, must be reported to the FDA. If the FDA subsequently determines that a report was required for a correction or removal of our products that we did not believe required a report, we could be subject to enforcement actions.

Any recalls or corrections of our products or enforcement actions would divert managerial and financial resources and could have an adverse effect on our financial condition and results of operations. Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines. In addition, given our dependence upon healthcare provider and consumer perceptions, any negative publicity associated with any recalls could materially and adversely affect our business, financial condition, results of operations and prospects.

We may also be required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us, and negatively affect our revenues, in addition to the FDA enforcement actions. Any corrective action, voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, attention of our management, and may harm our reputation, business, financial condition, results of operations and prospects.

If we do not obtain international regulatory registrations, clearances, certifications or approvals for our products, we will be unable to market and offer our products outside of the United States.

Any future distribution of our products outside of the United States is subject to foreign regulatory requirements that we have limited experience with and that may vary widely from country to country. We are currently pursuing a CE Mark for our ASSURE WCD, which is the regulatory approval required to market medical devices in Europe. There is no assurance of when we will successfully obtain the CE Mark, if at all. In addition, as a result of the United Kingdom leaving the European Union, since January 1, 2021, the regulatory framework and regimes for medical devices in the United Kingdom and the European Union have diverged. As such, we may need to invest additional time and resources to obtain the relevant approvals if we intend to distribute our products in both the European Union and in the United Kingdom. We may incur significant costs in our efforts to obtain foreign regulatory approvals and there is no assurance that we will generate sufficient revenues to offset such costs. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance, certification or approval of a specified regulatory body. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Complying with foreign regulatory requirements, including obtaining registrations, clearances, certifications or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances, certifications or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances, certifications or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances, certifications or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for regulatory clearances or approvals before we are permitted to sell the modified product.

Regulatory clearance or approval by the FDA does not ensure registration, clearance, certification or approval by regulatory authorities in other countries, and registration, clearance, certification or approval by one or more foreign regulatory authorities does not ensure registration, clearance, certification or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance, certification or approval in one country may have a negative effect on the regulatory process in others.

Healthcare reform measures could hinder or prevent the commercialization of our products and our ability to achieve profitability.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could harm our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Affordable Care Act contains a number of provisions, including those governing enrollment in government healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

Under the prior Trump administration, there were ongoing efforts to modify or repeal all or certain provisions of the Affordable Care Act. For example, tax reform legislation was enacted at the end of 2017 that eliminated the tax penalty established under Affordable Care Act for individuals who do not maintain mandated health insurance coverage beginning in 2019. The Affordable Care Act has also been subject to judicial challenge. The case Texas v. Azar, which challenges the constitutionality of the Affordable Care Act, including provisions that are unrelated to healthcare reform but were enacted as part of the Affordable Care Act, was argued before the Supreme Court in November 2020. The Supreme Court determined the Affordable Care Act would remain in place. The nature and scope of healthcare reform in the wake of the transition from the Biden administration to the new Trump administration remains uncertain.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare, particularly in light of the new Trump administration which has stated its intent to make some changes to the regulatory landscape overseen by the HHS, including the FDA. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may make it more difficult and costly to manufacture, market, or distribute our commercialized products, or may impose additional costs, lengthen regulatory application and approval review times, or make it more difficult to obtain marketing authorizations for any future products we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

If we fail to maintain required licenses, certifications, or accreditation, or if we do not fully comply with requirements to provide notice to or obtain approval from regulatory authorities due to changes in our ownership structure or operation, it could adversely impact our operations.

We are required to maintain state and/or federal licenses and certifications for our operations and facilities. From time to time, we may become subject to new or different licensing requirements due to legislative or regulatory requirements or the development of or changes to our business. We are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and certifications, some of which are complex and may be unclear or subject to varying interpretation.

Accurate licensure is also a critical threshold issue for Medicare enrollment as a DMEPOS Supplier, which is required in order to bill Medicare for products provided to Medicare beneficiaries. In addition, many private payors and Medicaid agencies require DMEPOS suppliers to maintain Medicare enrollment, and we are required to comply with the Medicare DMEPOS Supplier Standard in order to maintain such Medicare enrollment. Although we believe we have the right systems in place to monitor licensure and certification, our failure to obtain and maintain appropriate licensure or certification for our operations, facilities, and healthcare providers could result in interruptions in our operations and our ability to service patients, refunds to state and/or federal payors, and the imposition of sanctions or fines, which could have an adverse and material impact on our business, financial condition, results of operations and prospects.

Accreditation is required by most commercial payors and is a mandatory requirement for all Medicare DMEPOS suppliers. Our company has received DME accreditation via a virtual inspection and a confirmatory onsite visit. CMS has also issued a Medicare P-TAN number to our company as a Medicare DMEPOS supplier. If we fail to maintain our accreditation or Medicare P-TAN number, or lose our accreditation or Medicare P-TAN number, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The requirements for licensure and certification may include notification or approval in the event of a transfer or change of ownership or certain other changes. Government healthcare programs or commercial payors with which we intend to enter into contracts may have similar requirements and some of those processes may be complex. Failure to provide required notifications or obtain the requisite approvals could result in the delay or inability to complete an acquisition or transfer, loss of licensure, lapses in reimbursement or other penalties. While we make reasonable efforts to substantially comply with these requirements, if we are found to have failed to comply in some material respect, it could have an adverse or material impact on our business and our financial conditions.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could materially adversely affect our business, financial condition, results of operations and prospects.

Our products contain third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products, affect our ability to protect our proprietary information and subject us to possible litigation.

Our products contain software tools licensed by third parties under open source software licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licenses generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code and have not been interpreted by United States courts. We may be subject to suits by third parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our solutions on terms that are not economically feasible, to re-engineer our products, services or technology, to discontinue the sale of our products, services or technology if re-engineering could not be accomplished on a timely basis, to pay statutory or other damages to the license holder or to make generally available, in source code form, our proprietary code, any of which could materially adversely affect our business, financial condition, results of operations and prospects. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.

Risks Related to This Offering

Bain Capital controls us, and its interests may conflict with ours or yours.

Immediately following this offering, Bain Capital will own approximately  % of our common shares, or  % if the underwriters exercise in full their over-allotment option, which means that, based on its percentage voting power held after this offering, Bain Capital will control the vote of all matters submitted to a vote of our shareholders, which will enable it to control the election of the members of our Board of Directors and other corporate decisions. Even when Bain Capital ceases to own a portion of our shares representing a majority of the total voting power, for so long as Bain Capital continues to own a significant percentage of our shares, Bain Capital will still be able to significantly influence the composition of our Board of Directors issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Accordingly, for such period of time, Bain Capital will have substantial influence with respect to our management, business plans and policies, including the appointment and removal of our officers, and decisions on whether to raise future capital. In particular, for so long as Bain Capital continues to own a significant percentage of our shares, Bain Capital will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of us and ultimately might affect the market price of our common shares. Furthermore, in connection with this offering, we intend to enter into a shareholders agreement with certain of our shareholders, including Bain Capital, pursuant to which Bain Capital will receive certain nomination rights described in this prospectus in the sections titled “Management – Board Composition and Director Independence” and “Management – Board Committees.”

Bain Capital and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of its business activities Bain Capital and its affiliates may engage in activities where their respective interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Bain Capital also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on    , we will be a “controlled company” within the meaning of the      rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

After the completion of this offering, Bain Capital will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of    . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we may elect to utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of    .

We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining shareholder approval of any golden parachute payments not previously approved. As a result, the information we provide shareholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and we have provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

An active, liquid trading market for our common shares may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common shares. After the pricing of this offering, we expect that our common shares will trade on the     under the symbol “KMTS.” However, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of market prices of our common shares that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common shares. The market price of our common shares may decline below the initial public offering price, and you may not be able to sell your shares at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other technologies related to our business by using our shares as consideration.

Our share price may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

The market price of our common shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters have negotiated the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. The public trading price for our common shares after this offering will be affected by a number of factors, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenue;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	changes in reimbursement by potential payors;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;

•	actual or anticipated changes in regulatory oversight of our products;

•	the results of our clinical trials;

•	the loss of key personnel, including changes in our Board of Directors and management;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us;

•	the announcement of new products or product enhancements by us or our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation;

•	general economic conditions and trends;

•	effects of public health crises; and

•	developments in our industry.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. In addition, the share prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), a non-U.S. corporation (such as ourselves) will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if, for such year after the application of certain look-through rules with respect to subsidiaries, either (1) at least 75% of our gross income for the year is “passive income” (as described below), or (2) the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce “passive income” or which are held for the production of “passive income” is at least 50%. “Passive income” generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If it is determined that we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Material Bermuda, Irish and U.S. Federal Income Tax Considerations—U.S. Federal Income Tax consequences for U.S. Holders”), such U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Whether we will be a PFIC in the current year or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty. Among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in the current year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not currently expect to provide information that would allow a U.S. Holder to make a “qualifying electing fund” election (a “QEF Election”) in the event that we are classified as a PFIC and, therefore, U.S. Holders should assume such election would not be available.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders if we were determined to be a PFIC, see “Material Bermuda, Irish and U.S. Federal Income Taxation—U.S. Federal Income Tax Consequences for U.S. Holders—Passive Foreign Investment Company.”

A sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lapse of lock-up and other legal restrictions on resale discussed in this prospectus, the trading price of our common shares could decline. Based on shares outstanding as of April 30, 2024, upon completion of this offering, we will have outstanding a total of    common shares, including     restricted shares exchanged for incentive units of West Affum LP. Of these shares, all of the common shares sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering, other than the shares purchased by certain of our existing investors, which will be subject to lock-up agreements, as described below. Each of our directors and officers and substantially all of our other shareholders have entered into a lock-up agreement with the underwriters that restricts their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus.    , however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of April 30, 2024,    common shares, plus any shares purchased in this offering by our existing investors, will be eligible for sale in the public market, of which    shares, plus any shares purchased in this offering by certain of our existing investors, will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. After this offering, the holders of an aggregate of    shares of our outstanding common shares as of April 30, 2024, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. In addition,    common shares that are subject to outstanding options as of April 30, 2024, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act, and     will be reserved for issuance under our equity incentive plans. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the common shares subject to options outstanding and reserved for issuance under our share plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We will have broad discretion in the use of net proceeds from this offering.

We intend to use the net proceeds from this offering to finance the continued commercialization of our ASSURE WCD, the further build out of our sales and marketing infrastructure, future clinical trials and our continued product development and research and development activities, as well as for working capital and general corporate purposes. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. See “Use of Proceeds” for additional information.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company limited by shares. As a result, the rights of our shareholders are governed by Bermuda law, our memorandum of association and the amended and restated bye-laws to be in effect upon the closing of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to effect service of process on concerned persons not resident in the United States or to enforce in the U.S. judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law in the same way they are under the laws of the United States. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our amended and restated bye-laws to be in effect upon the closing of this offering and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty or any claims of violations of the Securities Act or the Exchange Act. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003 as amended, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its notice to the public of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares that are the subject of this offering to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes    . The general permission would cease to apply if we were to cease to be listed on    or another appointed stock exchange.

We have anti-takeover provisions in our amended and restated bye-laws that may discourage a change of control, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated bye-laws to be in effect upon the closing of this offering contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for:

•	a classified Board of Directors with staggered three-year terms;

•	directors only to be removed for cause from and after the date that Bain Capital ceases to beneficially own at least 50% of the outstanding common shares of our company (the “Trigger Event”);

•

from and after the Trigger Event, amendments to our amended and restated bye-laws and memorandum of association will require the approval of our Board of Directors and the affirmative vote of at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time;

•	from and after the Trigger Event, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of our company and may prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage proxy contests, make it more difficult for our shareholders to elect directors of their choosing and cause us to take corporate actions other than those our shareholders desire. See “Description of Share Capital.”

Our amended and restated bye-laws will provide that the Supreme Court of Bermuda or the federal district courts of the United States will be the exclusive forum for certain types of lawsuits and this may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated bye-laws will provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director or officer of the Company. Notwithstanding the foregoing, these provisions in our amended and restated bye-laws will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring or holding any interest in our common shares shall be deemed to have notice of and to have consented to the forum selection provisions described in our amended and restated bye-laws. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or shareholders, which may discourage lawsuits with respect to such claims. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds the exclusive forum provisions contained in our amended and restated bye-laws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares.

We have historically not paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our Board of Directors may deem relevant. Our Term Loan limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, we cannot declare or pay dividends, or make distributions out of our contributed surplus, if there are reasonable grounds for believing that (1) our Company is, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. Our ability to pay dividends is also restricted by covenants in our Term Loan. Additionally, because we are a holding company with no material direct operations, we are financially dependent on loans, dividends and other payments from our operating subsidiaries. To the extent that we decide to pay dividends on our common shares in the future, we will be dependent on our operating subsidiaries to make funds available to us for the payment of any such dividends. See “Dividend Policy” for more information. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if you sell our common shares after our share price appreciates.

New investors purchasing our common shares will experience immediate and substantial dilution.

The initial public offering price of our common shares is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. Therefore, if you purchase shares of our common shares in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. You will experience immediate dilution of $  per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving pro forma effect to this offering and the assumed initial public offering price. In addition, purchasers of common shares in this offering will have contributed % of the aggregate price paid by all purchasers of our shares but will own only approximately  % of our common shares outstanding after this offering. See “Dilution.” In connection with this offering, we expect to cancel the warrants underlying our Warrant Agreements for warrants to purchase     common shares pursuant to the Warrant Agreements. Any exercise of warrants issued under the Warrant Agreements could result in further dilution to our shareholders. See the section titled “Description of Share Capital—Warrant Agreements.”

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company” or “smaller reporting company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of    , and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time toward maintaining compliance with these requirements. Our management and other personnel will also need to devote a substantial amount of time toward compliance with the additional reporting requirements of the Exchange Act. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information, and the market price of our common shares may be negatively affected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report after the completion of this offering, provide a management report on the effectiveness of our internal control over financial reporting. In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of April 30, 2024. For more information, see “—Risks Related to Our Business—We have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, which could harm our business and negatively impact the value of our common shares.” Future evaluations by us of our internal control over financial reporting as a public company may identify additional material weaknesses. The identification of a material weakness in our internal control over financial reporting or the failure to remediate existing material weaknesses in our internal control over financial reporting may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of      rules. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis may be a costly and time-consuming effort that will need to be evaluated frequently.

Moreover, when we are no longer an emerging growth company, our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. If we are unable to conclude that our internal control over financial reporting is effective, or when we are no longer an emerging growth company, if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common shares to decline.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our shares, or if our results of operations do not meet their expectations, our share price could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•

our ability to continue to expand the commercialization of our ASSURE WCD, including associated products and services as part of our Cardiac Recovery System platform, or to commercialize any future product candidates and begin generating revenue;

•

our ability to maintain regulatory approvals for our ASSURE WCD and to obtain new regulatory approvals necessary to distribute our ASSURE WCD in new markets or to distribute additional products we develop in the future;

•	the rate and degree of market acceptance of our ASSURE WCD or any future product candidates that receive the necessary marketing and other regulatory approvals;

•	the availability of reimbursement for our products;

•	our ability to scale the manufacturing of our ASSURE WCD, obtain sufficient and timely supplies of components necessary to manufacture our ASSURE WCD and effectively manage inventory and distribution;

•	our ability to hire and retain qualified personnel, including senior management and sales professionals;

•	estimates of our total addressable market and near-term achievable market for our products;

•	the timing or likelihood of regulatory filings and approvals or clearances;

•	our expectations regarding the use of proceeds from this offering;

•	our growth plans, including our plans to enter into new markets;

•	our ability to establish and maintain intellectual property protection for our products or defend ourselves against claims of infringement;

•	the progress, timing, costs and results of our clinical trials;

•	changes and developments relating to our regulatory landscape;

•	our financial performance and our expectations about market trends;

•	the increased expenses associated with being a public company; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ORGANIZATIONAL TRANSACTIONS

We intend to consummate the following organizational transactions prior to or concurrently with (unless otherwise stated) this offering such that, after the consummation of such transactions:

•

all shares of preferred stock in West Affum Intermediate Holdings, all of which were held by West Affum LP prior to the Organizational Transactions, will be exchanged for common shares of West Affum Intermediate Holdings, and thereafter, all common shares in West Affum Intermediate Holdings, which prior to the Organizational Transactions were all held by West Affum LP, will be contributed to Kestra Medical Technologies, Ltd., the issuer in this offering;

•	Kestra Medical Technologies, Ltd. will become the parent company of West Affum Intermediate Holdings;

•

after giving effect to the distribution provisions contained in the Partnership Agreement of West Affum LP, holders of Class A common units and incentive units in West Affum LP (including a third-party investor who will receive Class A common units in West Affum LP immediately prior to the offering in exchange for their redeemable preferred shares of our subsidiary, West Affum Holdings Designated Activity Company) will receive common shares or restricted shares, as applicable, of Kestra Medical Technologies, Ltd. in exchange for the cancellation of such interests in West Affum LP;

•

holders of common units in West Affum LP, including Bain Capital, will continue to hold such interests in West Affum LP, and West Affum LP will hold common shares of Kestra Medical Technologies, Ltd. for the benefit of such holders until such time that such common shares of Kestra Medical Technologies, Ltd. or proceeds from the sale thereof are distributed by West Affum LP to the remaining partners of West Affum LP pursuant to the distribution provisions contained in the Partnership Agreement; and

•

each of Kestra Medical Technologies, Ltd., West Affum Intermediate Holdings Corp. and West Affum Holdings Corp. will establish tax residency in Ireland, which will occur following the consummation of this offering.

As described above, prior to or concurrently with this offering, certain Class A common units and incentive units in West Affum LP will be exchanged by their holders for common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) of Kestra Medical Technologies, Ltd. The number of common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) that each such units in West Affum LP will be exchanged for will be determined based on the value that would have been distributed in respect of such units in West Affum LP pursuant to the distribution provisions in the Partnership Agreement with our common shares valued by reference to the initial public offering price of our shares in this offering. As such, the number of common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) distributed in respect of such units in West Affum LP will increase or decrease depending on the initial public offering price determined at pricing.

Assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, a total of     common shares (including     common shares issued as restricted shares subject to certain vesting conditions described below) will be issued to West Affum LP, of which     common shares will be distributed by West Affum LP to certain holders of partnership interests in West Affum LP in accordance with the Partnership Agreement as described above. A $1.00 increase in the assumed initial public offering price of     per share (the midpoint of the price range set forth on the cover page of this prospectus) would result in an increase to the total number of common shares issued of     shares (including     common shares issued as restricted shares subject

to certain vesting conditions described below). A $1.00 decrease in the assumed initial public offering price of     per share (the midpoint of the price range set forth on the cover page of this prospectus) would result in a decrease to the total number of common shares issued of     shares (including     common shares issued as restricted shares subject to certain vesting conditions described below).

The common shares issued in respect of incentive units of West Affum LP subject to certain vesting conditions as specified in the applicable holders’ individual award agreements will be issued as restricted shares that will vest on the same terms applicable to the incentive units being exchanged. The vesting conditions specified in the applicable award agreements may include (i) a time-based component, (ii) a performance-based vesting component or (iii) both time-based and performance-based vesting components. If the vesting terms of any restricted shares are not satisfied, such restricted shares will be forfeited and cancelled.

For information regarding the beneficial ownership of our common shares before and after this offering, and after giving pro forma effect to the Organizational Transactions, see “Principal Shareholders.”

Kestra Medical Technologies, Ltd. has not engaged in any business or other activities other than those incidental to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering, Kestra Medical Technologies, Ltd. will remain a holding company, and it will operate and control all of the business and affairs and consolidate the financial results of its subsidiaries.

The following chart shows our simplified organizational structure prior to the consummation of the Organizational Transactions and this offering:

1	Percentage of ownership based on outstanding Class A common units, common units and incentive units of West Affum LP on a fully-diluted basis as of the date of this prospectus.

2

Current and former directors, officers and other members of management hold incentive units of West Affum LP that entitled holders, subject to certain participation thresholds, into approximately 10.7% of its outstanding common units of West Affum LP on a fully-diluted basis as of the date of this prospectus.

3

Percentage of ownership based on outstanding Class A common units, common units and incentive units of West Affum LP on a fully-diluted basis as of the date of this prospectus (which, for the avoidance of doubt, does not account for the DAC Redemption (as defined below)).

4

A third-party investor holds redeemable preferred shares in our subsidiary, West Affum Holdings Designated Activity Company, which will be automatically redeemed for common units of West Affum LP immediately prior to the consummation of this offering (collectively, the “DAC Redemption”).

The following chart shows our simplified organizational structure immediately following the consummation of the Organizational Transactions and this offering, after giving effect to the sale

of    common shares in this offering, assuming an initial public offering price of $  per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters’ over-allotment option. Following the consummation of this offering and the Organizational Transactions, Kestra Medical Technologies, Ltd., the issuer in this offering, will be our top holding company and its consolidated financial statements will be included in our reports filed with the SEC. West Affum Intermediate Holdings will be the predecessor of Kestra Medical Technologies, Ltd., the issuer of this offering, for financial reporting purposes and Kestra Medical Technologies, Ltd. will be the reporting entity following this offering.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $    million, or approximately $   million if the underwriters exercise in full their over-allotment option, based upon an assumed initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $  million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common shares we are offering. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $  per     common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $   million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to finance the continued commercialization of our ASSURE WCD, the further build out of our sales and marketing infrastructure, future clinical trials and our continued product development and research and development activities, as well as for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including our success in commercializing the ASSURE WCD, growing our organization and achieving economies of scale. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We plan to invest the net proceeds from this offering that are not used as described above to invest in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Our Term Loan limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Additionally, as a holding company with no material direct operations, our ability to pay dividends on our common shares is dependent on the earnings and distributions of funds from our operating subsidiaries. We are not obligated to pay dividends on our common shares.

For additional information on the restrictions on our ability to pay dividends, see “Description of Certain Indebtedness” and “Risk Factors—Risks Related to This Offering—We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of April 30, 2024 for:

•	West Affum Intermediate Holdings and its consolidated subsidiaries on an actual basis;

•

Kestra Medical Technologies, Ltd. and its consolidated subsidiaries on a pro forma basis to give effect to (1) the Organizational Transactions described in the section titled “Organizational Transactions” included elsewhere in this prospectus assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus) and (2) the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•

Kestra Medical Technologies, Ltd. and its consolidated subsidiaries on a pro forma as adjusted basis to give effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting offering expenses incurred by us, and the receipt of the net proceeds therefrom as described in the section titled “Use of Proceeds” included elsewhere in this prospectus.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of April 30, 2024
	West Affum Intermediate Holdings	Kestra Medical Technologies, Ltd.	Kestra Medical Technologies, Ltd.
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$8,249	$	$

Long-term debt, net	42,536
Shareholders’ equity:
Redeemable preferred stock, $0.01 par value; 5,000,000 shares authorized, 177,110 shares issued and outstanding, actual	177,110
Common stock, $0.01 par value; 5,000,000 shares authorized; 105,808 shares issued and outstanding, actual	1
Common shares, $1.00 par value; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	197,057
Accumulated deficit	(406,435)

Total shareholders’ equity	(209,377)

Total capitalization	$(166,841)	$	$

The number of common shares to be outstanding after this offering is based on    common shares outstanding as of April 30, 2024, after giving pro forma effect to the Organizational Transactions (assuming an initial public offering price of $     per common share, which is the midpoint of the price range set forth on the cover page of this prospectus), including the distribution of    restricted shares to holders of incentive units of West Affum LP, and excludes    common shares reserved for future issuance under our equity incentive plans and     common shares underlying the Warrant Agreements.

In addition, the information presented above assumes:

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Each $1.00 increase or decrease in the assumed initial public offering price of $  per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease, as applicable, each of cash, additional paid-in capital, total shareholder’s equity and total capitalization on a pro forma as adjusted basis by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $  per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease, as applicable, each of cash, additional paid-in capital, total shareholder’s equity and total capitalization on a pro forma as adjusted basis by approximately $  million. The pro forma as adjusted information is illustrative only of our capitalization following the closing of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Warrant Agreements

In connection with this offering, we expect to cancel the warrants issued by West Affum LP to Kennedy Lewis Management LP in exchange for warrants to purchase    common shares of Kestra Medical Technologies, Ltd., the issuer in this offering (the “KLIM Warrant Agreement”). The warrants underlying the KLIM Warrant Agreement may be exercised until    at an exercise price of $  per share.

Also in connection with this offering, we expect to cancel the warrants issued by West Affum LP to Perceptive Credit Holdings IV, LP in exchange for warrants to purchase    common shares of Kestra Medical Technologies, Ltd., the issuer in this offering (the “Perceptive Warrant Agreement,” and together with the KLIM Warrant Agreement, the “Warrant Agreements”). The warrants underlying the Perceptive Warrant Agreement may be exercised until    at an exercise price of $  per share.

DILUTION

If you invest in our common shares in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering. Dilution results from the fact that the per share offering price of the common shares is substantially in excess of the pro forma as adjusted net tangible book value per share attributable to our existing shareholders.

Our historical net tangible book deficit as of April 30, 2024 was approximately $   million, or $  per common share. Historical net tangible book value represents the amount of total tangible assets less total liabilities. Historical net tangible book value per common share represents historical net tangible book value divided by the number of common shares outstanding as of April 30, 2024.

Our pro forma net tangible book value as of April 30, 2024 was approximately $   million, or $  per common share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per common share represents net tangible book value divided by the number of common shares outstanding upon consummation of the Organizational Transactions described in the section titled “Organizational Transactions” included elsewhere in this prospectus.

After giving pro forma effect to (1) the issuance and sale of     common shares by us in this offering at an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, and (2) the receipt of the net proceeds from this offering as described in the section titled “Use of Proceeds” included elsewhere in this prospectus, our pro forma as adjusted net tangible book value as of April 30, 2024 would have been $   million, or $   per common share. This represents an immediate increase in pro forma as adjusted net tangible book value (or a decrease in net tangible book deficit) of $   per common share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $   per common share to investors in this offering.

The following table illustrates this dilution on a per common share basis:

Assumed initial offering price per common share	$
Pro forma net tangible book value (deficit) per common share as of April 30, 2024 after giving effect to the Organizational Transactions	$
Increase in net tangible book value per common share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value (deficit) per common share after giving effect to the offering	$
Dilution in pro forma as adjusted net tangible book value per common share to investors in this offering	$

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share after giving pro forma effect to this offering would be $  per common share. This represents an increase in pro forma as adjusted net tangible book value of $  per common share to existing shareholders and dilution in pro forma as adjusted net tangible book value of $  per common share to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per common share would increase (decrease) our pro forma as adjusted net tangible book value as of April 30, 2024 by $  per common share, and would increase (decrease) dilution to investors in this offering by $  per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us. Similarly, each increase of one million in the number of common shares offered by us would increase our pro forma as adjusted net tangible book value per common share after this offering by $  per common share and decrease the dilution to new investors by $  per common share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us. A decrease of one million in the number of common shares offered by us would decrease our pro forma as adjusted net tangible book value per common share after this offering by $  per common share and increase the dilution to new investors by $  per common share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us.

The following table summarizes, on the same pro forma as adjusted basis described above, as of April 30, 2024, the total number of common shares purchased from us, the total cash consideration paid to us and the average price per common share paid by our existing shareholders and by new investors purchasing common shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
Investors in this offering			%	$		%	$
Total		100.0%		$	100.0%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per common share would increase (decrease) the total consideration paid by new investors by $  million and increase (decrease) the percentage of total consideration paid by new investors by %, assuming no change to the number of common shares offered by us, as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commission but before deducting estimated offering expenses incurred by us.

The number of common shares to be outstanding after this offering is based on    common shares outstanding as of April 30, 2024, after giving pro forma effect to the Organizational Transactions (assuming an initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus) including the distribution of restricted shares to holders of incentive units of West Affum LP, and excludes    common shares reserved for future issuance under our equity incentive plans and    common shares underlying the Warrant Agreements. Any exercise of options or similar rights or warrants issued under the Warrant Agreements could result in further dilution to our shareholders. See “Description of Share Capital—Warrant Agreements.”

The dilution information above is for illustrative purposes only. Our pro forma as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the sections of this prospectus captioned “Prospectus Summary—Summary Consolidated Financial Data,” “Business” and our consolidated financial statements and the related notes to those consolidated financial statements included elsewhere in this prospectus. In addition to the historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a commercial-stage, wearable medical device and digital healthcare company focused on transforming patient outcomes in cardiovascular disease using monitoring and therapeutic intervention technologies that are intuitive, intelligent, and connected. We have developed and are commercializing our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The cornerstone of our Cardiac Recovery System platform is the ASSURE WCD, a next generation WCD used to protect patients at an elevated risk of SCA. The ASSURE WCD automatically monitors elevated risk patients and, if needed, delivers a defibrillation shock to return the patient’s heart to normal rhythm. We believe the ASSURE WCD offers significant clinical and functional advantages, including greater patient compliance as a result of a major reduction in false alarms, enhanced comfort and improved wearability. In addition to the ASSURE WCD, our Cardiac Recovery System platform includes a comprehensive suite of fully integrated digital solutions and services that enable enhanced patient and provider engagement and oversight, with the objective of improving patient outcomes. We believe our Cardiac Recovery System platform has the potential to disrupt the large existing market and grow the underpenetrated addressable market.

We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE WCD as an accredited supplier to the extent the claim meets Medicare medical necessity and coverage requirements. We derive nearly all our revenue from the direct billing of various third-party payors, including Medicare, Medicaid, private payors and other healthcare-related organizations, for the lease of our ASSURE WCD to patients. We also bill patients for co-insurance payments and deductibles. As WCD therapy has existed for over 20 years in the United States, reimbursement codes are well-established, and WCDs are covered by Medicare, Medicaid and many private payors.

We outsource the manufacturing of our ASSURE WCD and all of its components to third-party suppliers, including contract manufacturers that manufacture garments, chargers, monitors, batteries, cables and various accessories for our ASSURE WCD. We believe that our contract manufacturing partners are recognized in their field for their competency to manufacture the respective components of our ASSURE WCD and have established quality systems that meet FDA requirements. We believe the manufacturers we currently utilize have sufficient capacity to meet our expansion requirements and can scale up their capacity to meet anticipated demand for our products for the foreseeable future.

Since our inception, we have devoted substantially all of our efforts to research and development, undertaking clinical trials, enabling manufacturing activities in support of our product development efforts, hiring personnel, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio, building and expanding a commercial team to market our Cardiac Recovery System platform in the United States, and raising capital to support and expand such activities.

Our fiscal year ends on April 30 of each year. We incurred net losses of $94.1 million and $84.2 million for the fiscal years ended April 30, 2024 and 2023, respectively. For the fiscal year ended April 30, 2024, we generated revenue of $27.8 million, with a gross margin of $0.4 million, compared to revenue of $7.6 million, with a gross margin of $(10.7) million, for the fiscal year ended April 30, 2023. As of April 30, 2024 and 2023, we had cash, cash equivalents and restricted cash balances of $8.6 million and $15.3 million, respectively, and an accumulated deficit of $406.4 million and $312.3 million, respectively.

Since our inception, our operations have primarily been funded by proceeds from our capital contributions made by West Affum LP, our direct parent prior to the Organizational Transactions, in the form of common stock and redeemable preferred stock, and borrowings under our Term Loan (as defined below), as well as borrowings under our Term Loan 2020 (as defined below) prior to its repayment in September of 2023. For more information, see “—Liquidity and Capital Resources—Sources of Liquidity” and Note 10, “Redeemable Preferred Stock,” to our consolidated financial statements included elsewhere in this prospectus. We have invested heavily in developing and commercializing our Cardiac Recovery System platform. We have also made significant investments in clinical studies to demonstrate the safety and effectiveness of our ASSURE WCD and to support applications for regulatory approvals. We have made and will continue to make significant investments to build our sales and marketing organization, and we intend to continue to increase the size of our commercial team to market our product in the United States. While we believe that our existing cash and cash equivalents (including the net proceeds from this offering) will be sufficient to fund our operating and capital needs for at least the next 12 months, we may require additional funding to execute on our growth plans, which may include future equity and debt financings. Adequate funding may not be available to us on acceptable terms or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Key Factors Affecting Our Results of Operations and Performance

Factors that have impacted, and that we expect will continue to impact, our operating performance and results of operations include:

•

Commercial Organization. We have made and continue to make significant investments in recruiting, training and retaining our direct sales force and supporting commercial infrastructure. Successfully recruiting and training additional commercial team members is required to achieve growth. As of November 2024, we had approximately 70 territory managers in the United States. We have in the past and expect in the future to enter into compensation arrangements with our commercial team that may include minimum guaranteed commissions.

•

Gross Margin. Our results of operations will depend, in part, on our ability to increase our gross margins by more effectively managing our costs to build and deliver our ASSURE WCD and obtaining higher reimbursement realization due to improved market access and shifts in patient mix towards patients with longer wear duration. We expect supply chain efficiencies to result from higher volume purchases of components, and continued manufacturing process improvements.

•

Payor Coverage and Revenue Cycle Management. Healthcare providers in the United States generally rely on third-party payors, principally Medicare, Medicaid and private payors, to cover and reimburse all or part of the cost of our product. The revenue we can generate from the lease of our ASSURE WCD depends in large part on the availability of reimbursement from such payors. A significant component of our operational efforts includes working with private payors to ensure positive coverage decisions for our product and investing in our revenue cycle management infrastructure to collect cash from payors.

•	Seasonality. Our billings and collections efforts during January and February tend to be lower because of resetting annual patient healthcare insurance plan deductibles. In addition, as our business grows in the United States and any international markets we may enter into in the future, we may experience seasonality based on holidays, vacations and other factors.

Key Components of Our Results of Operations

The following discussion describes certain key components of our consolidated statement of operations.

Revenue

We received FDA approval for the commercialization of our ASSURE WCD on July 27, 2021 and fully commercially launched our ASSURE WCD in August 2022. We generate revenue by leasing our ASSURE WCD to patients for a fixed amount on a month-to-month basis. The lease payments generally consist of the contracted amounts based on reimbursement arrangements with third-party payors, comprising Medicare, Medicaid, private payors and other healthcare-related organizations, and patient payments. The patient has the right to cancel the lease at any time during the lease period. We recognize lease revenue over the term of the lease when collectability is probable. If collectability of the lease payments is not deemed to be probable, the lease revenue is limited to the lesser of the income that would have been recognized if collectability was probable or the lease payments collected. If the lease payments are not deemed to be probable at inception, lease revenue is recognized when cash payments are received. We expect that our revenue will continue to increase as the number of patients that use our product increases.

Costs of Revenue

Costs of revenue consist of direct material, labor and indirect costs related to the lease performance of our ASSURE WCD such as the cost of disposable WCD device components, depreciation expense of reusable medical rental equipment components, shipping and order fulfillment costs, as well as other indirect costs incurred to support the manufacture and medical rental equipment delivery to and ongoing support for the patient incurred in connection with providing our ASSURE WCD to patients. Overall expenditures for disposable components and reprocessing costs will increase as the number of patients receiving our ASSURE WCD increases and to a lesser extent, depreciation expense will increase as additional reusable ASSURE WCD components are purchased. However, depreciation expense as a percentage of costs of revenue is expected to decrease in the long run through economies of scale as we continue to grow our business. For additional information on how depreciation impacts our financial results, see Note 2, “Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus.

Gross Margin

We calculate gross margin as revenue less costs of revenue. We expect our gross margin to increase as reimbursement realization increases due to improved market access and shifts in patient mix towards patients with longer wear duration, as well as supply chain efficiencies from higher volume purchases of components and manufacturing process improvements. However, gross margin may be negatively impacted by a number of factors, including increases in prices of materials and electronics components, labor rates, shipping rates, and inflation.

Research and Development Costs

Research and development expenses consist of personnel expenses, including salaries, benefits and stock-based compensation expense for product development personnel, prototype materials and other expenses related to the development of new products. We expense research and development costs as they are incurred, although advanced payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses and expensed as the related goods are delivered or the services are performed.

We expect our research and development costs to remain relatively consistent with research and development expenses incurred during the fiscal year ended April 30, 2024, with these costs as a percentage of revenue expected to decrease for the foreseeable future as our revenue increases. We will continue to invest in research and development activities related to developing new products and services, further enhancing our products and services through introducing new extensions and enhancements, conducting clinical trials as necessary and preparing any new products and services for commercialization.

Selling, General and Administrative Expenses

Selling expenses consist primarily of personnel expenses, including salaries, commissions, bonuses, benefits, travel, and stock-based compensation expense for sales, marketing and field clinical personnel, as well as investments in marketing initiatives to increase market awareness of our technology, including expenses related to travel, conferences, trade shows and consulting services.

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation expense for personnel in executive, finance, accounting, commercial operations, distribution costs, revenue cycle management, legal, human resources, IT and administrative functions. General and administrative expenses also include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, selling expenses, or costs of revenue, as well as professional fees for legal, patent and consulting services. We expect expenses related to revenue cycle management to increase at higher rates than other types of general and administrative expenses as this function will continue to grow as the volume increases.

We expect that our overall selling, general and administrative expenses will increase in the foreseeable future as we increase our headcount to support the continued growth of our business. We also anticipate incurring additional expenses associated with operating as a public company, including increased expenses related to audit, legal, regulatory, compliance, director and officer insurance, investor and public relations, and tax-related services associated with maintaining compliance with the rules and regulations of the SEC and standards applicable to companies listed on a national securities exchange. These expenses may further increase when we no longer qualify as an “emerging growth company” under the JOBS Act, which will require us to comply with certain reporting requirements from which we are currently exempt. However, we expect overall general and administrative expenses to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

Interest and Other Expense (Income)

Interest and other expense (income) consists of cash and non-cash components. The cash component of interest expense is attributable to borrowings under our Term Loan and a portion of loss on extinguishment of debt. The non-cash component consists of interest expense recognized from the amortization of debt discounts and debt issuance costs. Loss on extinguishment of debt is part of other expense (income).

Provision for Income Taxes

To date, we have recorded a limited amount of United States federal and state income state expense. As of April 30, 2024, significant deferred tax assets include net operating loss carryforwards of $34.6 million, intangible assets of $35.4 million, interest carryforwards of $5.8 million and United States research and development credits of $5.1 million. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities and tax planning strategies in making the assessment. We believe it is more likely than not that we will not realize the benefits of these deductible differences and have applied a full valuation allowance against them.

Results of Operations

The following table sets forth our results of operations for the fiscal years ended April 30, 2024 and 2023. We have derived the data for the fiscal years ended April 30, 2024 and 2023 from our audited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The results for historical periods are not necessarily indicative of the results of operations for any future period.

	Fiscal Year Ended April 30,
(in thousands)	2024	2023	$ Change	% Change
Revenue	$27,814	$7,630	$20,184	265%
Costs of revenue	27,452	18,281	9,171	50%

Gross margin	362	(10,651)	11,013	103%
Operating expenses:
Research and development costs	15,490	15,756	(266)	(2%)
Selling, general and administrative	69,935	54,014	15,921	29%

Total operating expenses	85,425	69,770	15,655	22%

Loss from operations	(85,063)	(80,421)	(4,642)	6%

Other expense (income):
Interest expense	6,230	5,629	601	11%
Other expense (income)	2,803	(1,827)	4,630	253%

Net loss before provision for income taxes	(94,096)	(84,223)	(9,873)	12%
Provision for income taxes	24	15	9	60%

Net loss and comprehensive loss	(94,120)	(84,238)	(9,882)	12%
Less: Undeclared preferred stock dividends	6,721	2,499	4,222	169%

Net loss attributable to common shareholders, basic and diluted	$(100,841)	$(86,737)	$(14,104)	16%

Comparison of the Fiscal Years Ended April 30, 2024 and 2023

Revenue

Revenue increased by $20.2 million, or 265%, to $27.8 million for the fiscal year ended April 30, 2024, from $7.6 million for the fiscal year ended April 30, 2023, primarily driven by an increase in the number of patients using our product, higher reimbursement realization due to improved market access and additional collection efforts. For further information on our revenue recognition policy and estimates, see our consolidated financial statements for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus and below under “—Critical Accounting Policies and Significant Management Estimates.”

Costs of Revenue

Costs of revenue increased by $9.2 million, or 50%, to $27.5 million for the fiscal year ended April 30, 2024, from $18.3 million for the fiscal year ended April 30, 2023. The increase in cost of revenue was primarily driven by an increase of $12.5 million in the cost of disposable medical equipment supplies, equipment reconditioning and other supplier costs, which were directly attributable to an increase in the number of patients using our product, partially offset by $3.3 million in savings generated from volume purchases of reusable and disposable components and continued manufacturing process improvements to reduce labor and material costs.

Gross Margin

Gross margin increased by $11.0 million to $0.4 million for the fiscal year ended April 30, 2024, from $(10.7) million for the fiscal year ended April 30, 2023. The increase in gross margin was primarily due to growth in our revenue due to the increased number of patients using our product and improved collection efforts, as well as savings generated from volume purchases of reusable and disposable components and continued focus on manufacturing process improvements within cost of revenues.

Research and Development Costs

Research and development costs were largely flat at $15.5 million in the fiscal year ended April 30, 2024, compared to $15.8 million in the fiscal year ended April 30, 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $15.9 million, or 29%, to $69.9 million in the fiscal year ended April 30, 2024, from $54.0 million for the fiscal year ended April 30, 2023. The increase was primarily driven by a $9.8 million increase in personnel expenses such as salaries, benefits and stock-based compensation, resulting from an increase in headcount, $2.0 million increase in commissions and bonuses driven by an increase in revenue, $0.9 million increase in sales and marketing expense, $0.8 million increase in software license fees, and a net $2.4 million increase in other selling, general and administrative expenses.

Interest and Other Expense (Income)

Interest expense increased by $0.6 million, or 11%, to $6.2 million in the fiscal year ended April 30, 2024, from $5.6 million for the fiscal year ended April 30, 2023. The increase was attributable to interest expense and amortization of debt discounts and debt issuance costs related to borrowings under our Term Loan (as defined below).

Other expense incurred during the fiscal year ended April 30, 2024, primarily included an early loan termination fee and a loss on debt extinguishment totaling $2.7 million related to our Term Loan 2020 (as defined below), along with $0.1 million related to other expenses. Other income generated during the fiscal year ended April 30, 2023 primarily consisted of a tax refund of $1.8 million.

Provision for Income Taxes

For each of the fiscal years ended April 30, 2024 and 2023, the tax provision was less than $0.1 million, which was primarily related to state tax liabilities in the United States.

Liquidity and Capital Resources

Going Concern

Since inception, we have devoted substantially all our efforts to research and development, undertaking clinical trials, enabling manufacturing activities in support of our product development efforts, hiring personnel, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio, building and expanding a commercial team to market our Cardiac Recovery System platform in the United States, and raising capital to support and expand such activities. We have incurred net losses in each year since inception and expect to continue to incur net losses in the foreseeable future. Our net loss and comprehensive loss were $94.1 million and $84.2 million for the fiscal years ended April 30, 2024 and 2023, respectively. As of April 30, 2024, we had an accumulated deficit of $406.4 million. For the fiscal years ended April 30, 2024 and 2023, we generated negative operating cash flows of $72.2 million and $69.6 million, respectively.

We have concluded that our history of continued operating losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. See Note 1 to our consolidated financial statements for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus for additional information on our assessment. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus, describing the existence of substantial doubt about our ability to continue as a going concern. We believe that the actions presently being taken to further implement our business plan, generate revenues, and raise additional capital provide the opportunity for us to continue as a going concern. While we believe in the viability of our strategy to generate revenues and in our ability to raise additional funds, there can be no assurances that we will be successful in these efforts and the substantial doubt will be alleviated.

Funding Requirements and Contractual Obligations

We have incurred significant operating losses and negative cash flows driven by substantial research and development costs as well as our large investment in our fleet of ASSURE WCDs and building our commercial organization. Our operations have focused on developing products, establishing our intellectual property portfolio, marketing our product and staffing the Company to support continued growth. Our primary use of cash has been to fund operating expenses, which comprise research and development costs, and costs of building the commercial team and necessary infrastructure to support our growth. Cash used to fund our operating expenses is impacted by the timing of when we pay for such expenses.

We obtained the PMA for our ASSURE WCD from the FDA on July 27, 2021 and fully commercially launched our ASSURE WCD in August 2022. We will continue to scale the business and therefore expect operating losses to continue. While we believe that our existing cash and cash equivalents (including the net proceeds from this offering) will be sufficient to fund our operating and capital needs for at least the next 12 months, we may require additional funding to execute on our growth plans, which may include future equity and debt financings. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties.

Our future obligations primarily consist of our debt obligations. From our inception, our operations have primarily been funded by proceeds from our capital contributions made by West Affum LP, our direct parent prior to the Organizational Transactions, borrowings under our Term Loan and, prior to its repayment in September of 2023, our Term Loan 2020, and our revenues. We expect our cash generation from operations and future ability to refinance or secure additional equity or financing to be sufficient to repay our outstanding debt obligations. As of April 30, 2024, the outstanding principal amount under the Term Loan, which is further described in the section titled “Description of Certain Indebtedness.” was approximately $45.0 million. As of April 30, 2023, the outstanding principal amount under the Term Loan 2020 was $29.7 million. The Term Loan 2020 was repaid in full in September 2023. For further information, see Note 7, “Long-Term Debt,” to our consolidated financial statements included elsewhere in this prospectus.

Sources of Liquidity

In the fiscal years ended April 30, 2024 and 2023, we received $102.1 million and $75.0 million, respectively, in cash from West Affum LP in return for the issuance of redeemable preferred stock. As of April 30, 2024 and 2023, we had cash and cash equivalents and restricted cash balances of $8.6 million and $15.3 million, respectively, and an accumulated deficit of $406.4 million and $312.3 million, respectively. We received $12.5 million in May 2024 and $90.9 million in July 2024 as additional capital contributions from West Affum LP in connection with the closing of a private placement in return for the issuance of preferred stock with the same characteristics as our other outstanding preferred stock, as described in Note 10, “Redeemable Preferred Stock,” to our consolidated financial statements included elsewhere in this prospectus. Additionally, in July 2024, one of our subsidiaries received $17.1 million from a third-party investor in return for redeemable shares of the subsidiary.

On September 24, 2020, we entered into the Loan and Security Agreement with a lender providing for aggregate borrowings of up to $50.0 million (as amended, the “Term Loan 2020”). Available commitments under our Term Loan 2020 were able to be drawn in up to three tranches, which were subject to the Company achieving certain funding, regulatory or revenue milestones, with $20.0 million available in the first tranche and $15.0 million available in each of the second and third tranches.

On December 28, 2020, we drew the first tranche of the Term Loan 2020 in the amount of $20.0 million. In conjunction with the draw on the first tranche, West Affum LP issued a warrant to the lender to purchase up to 49,044 shares of West Affum LP’s common units at an exercise price of $22.63 per unit. The fair value of the warrant is $0.3 million and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense. On January 21, 2022, we drew on the second tranche of the Term Loan 2020 in the amount of $15.0 million. In conjunction with the draw of the second tranche, West Affum LP issued a warrant to the lender to purchase up to 36,783 shares of West Affum LP’s common units at an exercise price of $26.24 per unit. The fair value of the warrant is $0.4 million and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense.

On September 29, 2023, we repaid our Term Loan 2020 in full using a portion of our borrowings under the Term Loan.

On September 29, 2023, we entered into a credit agreement with Perceptive Credit Holdings IV, LP, as administrative agent, which provides for a senior secured delayed draw term loan facility (as amended, the “Term Loan”) in an aggregate principal amount of up to $60.0 million. The Term Loan matures on September 29, 2028. Borrowings under the Term Loan are made available in up to three tranches, the first of which is available upon closing of the Term Loan and two follow-on tranches of $7.5 million which become available before November 1, 2024 and February 1, 2025 and are dependent upon achievement of revenue milestones of trailing twelve month revenues of $50.0 million and $70.0 million, respectively. We did not meet the revenue milestone required to draw on the November 1, 2024 follow-on tranche of the Term Loan. The Term Loan bears interest on outstanding balances of Term SOFR plus a margin of 7.25% per annum. On or prior to March 31, 2025, up to 2.00% of the margin can be paid-in-kind, accrued and added to the principal balance and compounded quarterly. All interest is due and payable quarterly in arrears.

On September 29, 2023, we drew the initial $45.0 million under the Term Loan. In conjunction with the draw of the first tranche, West Affum LP issued a warrant to the lender to purchase up to 256,410 shares of West Affum LP’s common units at an exercise price of $17.55 per share. The fair value of the warrant is $1.6 million and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense.

For further information, see Note 7, “Long-Term Debt,” to our consolidated financial statements for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus and under “Description of Certain Indebtedness.”

Cash Flows

The following table presents a summary of our cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Fiscal Year Ended April 30,
(in thousands)	2024	2023
Net cash used in operating activities	$(72,235)	$(69,642)
Net cash used in investing activities	(12,229)	(15,461)
Net cash provided by financing activities	77,725	96,106

Increase (decrease) in cash, cash equivalents and restricted cash	$(6,739)	$11,003

Cash Flows from Operating Activities

For the fiscal year ended April 30, 2024, cash used in operating activities was $72.2 million, which primarily consisted of a net loss of $94.1 million, offset by a net increase of $4.4 million in operating assets and liabilities and $17.5 million in non-cash charges. The non-cash charges primarily consisted of depreciation and amortization of $11.6 million, stock-based compensation expense of $1.5 million, interest paid-in-kind of $1.1 million related to the Term Loan and the Term Loan 2020, loss on disposal of property and equipment of $1.1 million, non-cash loss on extinguishment of debt related to the Term Loan 2020 of $0.9 million, non-cash lease expense of $0.7 million and amortization of debt discounts and issuance costs of $0.6 million. The net change in our operating assets and liabilities consisted of changes in accounts payable of $7.3 million, accrued liabilities of $0.4 million driven by increases in accrued compensation due to increased headcount, and prepaid expenses of $0.3 million related to prepayments for commercial materials and software licenses and fees, partially offset by changes in account receivables of $2.0 million, disposable medical equipment supplies of $1.2 million, and operating lease liabilities of $0.5 million.

For the fiscal year ended April 30, 2023, cash used in operating activities was $69.6 million, which primarily consisted of a net loss of $84.2 million offset by a net increase of $1.3 million in operating assets and liabilities, and $13.3 million in non-cash charges. The non-cash charges primarily consisted of interest paid-in-kind of $5.2 million related to the Term Loan 2020, $4.8 million of depreciation and amortization expense, stock-based compensation expense of $1.2 million, non-cash lease expense of $1.1 million, loss on disposal of property and equipment of $0.6 million, amortization of debt discounts and issuance costs of $0.4 million. The net increase in our operating assets and liabilities was primarily due to changes in accounts payable of $2.1 million and accrued liabilities of $1.3 million largely attributable to an increase in commissions and bonuses payable, partially offset by changes in operating lease liabilities of $1.1 million attributable to operating lease repayments, disposable medical equipment supplies of $0.7 million, and prepaid expenses and other current assets of $0.3 million.

Cash Flows from Investing Activities

For the fiscal year ended April 30, 2024, cash used in investing activities was $12.2 million, which primarily consisted of $12.2 million cash used for purchases of property and equipment such as medical rental equipment, computer hardware, test equipment and other research and development activities and leasehold improvements.

For the fiscal year ended April 30, 2023, cash used in investing activities was $15.5 million, which primarily consisted of $13.9 million of cash used for purchases of property and equipment such as medical rental equipment, computer hardware, test equipment and other research and development activities, and leasehold improvements and $1.6 million of cash used for deposits for medical rental equipment.

Cash Flows from Financing Activities

For the fiscal year ended April 30, 2024, cash provided by financing activities was $77.7 million, which primarily consisted of $75.0 million in proceeds from the issuance of redeemable preferred stock and $45.0 million in proceeds from the initial draw on the Term Loan in September 2023. The increase in cash provided by financing activities was offset by re-payments of long-term debt of $39.1 million, debt issuance costs of $2.4 million and deemed dividend payments of $0.8 million.

For the fiscal year ended April 30, 2023, cash provided by financing activities was $96.1 million, which primarily consisted of proceeds from the issuance of redeemable preferred stock of $102.1 million, which were partially offset by re-payments on of long-term debt of $5.3 million and deemed dividend payments of $0.8 million.

Off-Balance Sheet Arrangements

As of April 30, 2024, we had two irrevocable standby letters of credit issued by Silicon Valley Bank, a division of First Citizens Bank, that total $0.1 million related to our office leases and Cash Pledge Agreement of $0.2 million as collateral for the Company credit card program. We did not have any other obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Critical Accounting Policies and Significant Management Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures. We base our estimates on historical experience, known trends and events and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ materially from these estimates under different assumptions or conditions, could have a material impact on the Company’s business, financial condition, results of operations and prospects. While our significant accounting policies are described in more detail in Note 2 of our audited consolidated financial statements included elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue

The Company generates revenue from the leases of our ASSURE WCD. ASSURE WCD leases are classified as operating leases at lease commencement in accordance with Accounting Standards Codification Topic 842, Leases (“ASC Topic 842”). Under ASC Topic 842, we recognize lease revenue on operating leases on a straight-line basis over the contractual lease term, when collectability of the lease payments is deemed to be probable. The lease term begins on the date the device is made available to the patient.

If collectability of the lease payments is not probable, then lease income is limited to the lesser of the income that would have been recognized if collectability was probable, or the lease payments collected.

Collectability of all lease payments, which includes amounts reimbursed by third-party payors or amounts covered by the patient, is assessed for each type of contract upon lease commencement and is subject to subsequent reassessment throughout the lease term, as necessary.

We have elected the practical expedient provided under ASC Topic 842 to combine the lease of our ASSURE WCD with the non-lease components of our Cardiac Recovery System platform, which include the digital healthcare platform. Our ASSURE WCD is the predominant component and, as a result, we account for the combined components under ASC Topic 842.

Due to the nature of the industry and the reimbursement environment in which we operate, we evaluate the need to record a general reserve under Accounting Standards Codification Topic 450, Contingencies, for a portfolio of operating lease receivables that are probable of collection. Inherent in the reserve estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are expected to be identified and recorded at the point of cash application or claim denial.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, which includes leasehold improvements and right-of-use assets. The Company does not have long-lived assets held for sale. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss is recognized and measured based upon the excess of the carrying value of the asset over its estimated fair value. There were no impairments of long-lived assets during the fiscal years ended April 30, 2024 and 2023.

Valuation of Equity

Prior to the completion of this offering, the fair value of the common shares underlying our stock-based awards was determined by the Board of Directors. The valuations of our common shares prior to the completion of this offering were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, the Board of Directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common shares as of the date of each option grant, including the following factors:

•	our stage of development;

•	our history and the timing of the introduction of new technology;

•	our actual operating results and performance and financial condition, including our levels of available capital resources;

•	current business conditions and projections;

•	the prices, rights, preferences, and privileges of our redeemable preferred stock relative to those of our common stock;

•	market and economic conditions;

•	conditions of the medical device industry;

•	the stock price performance, volatility, and valuation multiples of comparable publicly-traded companies;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering, given prevailing market conditions;

•	the prices of redeemable preferred stock sold by us to third-party investors in arms-length transactions;

•	recent stock transactions in shares of our preferred and common stock;

•	relevant mergers and acquisitions in targeted industries;

•	the lack of marketability of our common stock; and

•	contemporaneous valuations performed by third-party valuation firms.

We determined that the Probability-Weighted Expected Returns Method (“PWERM”) approach is the most appropriate method for estimating our enterprise value. This method considers various exit scenarios including an initial public offering (the “IPO Scenario”), potential merger or acquisition (the “M&A Scenario”), or staying private, and assigns a probability weight to each scenario. Using the PWERM, the enterprise value under each potential exit scenario and the timing of each scenario were weighted based on our estimated probability of occurrence for such scenario. Our equity values under the IPO Scenario and M&A Scenario were each estimated using the market approach based on the valuation of comparable public companies. We then allocated the equity value to our outstanding common stock based on the estimated timing, valuation and probability of each scenario. The stay private scenario estimated our equity value using an income approach based on our financial projections.

The scenario-specific values were probability-weighted and discounted to present value to arrive at an overall estimated equity value. After the equity value was determined, we applied a discount for lack of marketability to reflect the lack of marketability associated with our common stock, which is not traded on public exchanges. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of any stock options to determine whether to use the latest common stock valuation or a straight-line interpolation between the latest valuation date and the grant date. This determination included an evaluation of whether any significant events or changes had occurred between the previous valuation date and the grant date that could materially change our equity value determined at the latest valuation date.

For valuations after the completion of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Stock-Based Compensation

Stock-based compensation expense related to equity incentive units of West Affum LP, which is allocated to us, is measured at the grant date based on the fair value of the award and is recognized as stock-based compensation expense based on employees’ continued services. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units. Forfeitures are recognized as they occur.

The Black-Scholes option pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

•	Fair value of common shares. The fair value of common units is determined by the Board of Directors as of the date of award grant, with input from management, considering contemporaneous independent third-party valuations of common units, and the Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

•	Expected term. Expected term represents the period that stock-based awards are expected to be outstanding. The expected term for incentive units is the expected time to liquidity.

•

Expected volatility. Since we have been a privately held company and do not have any trading history for our common units, the expected volatility is estimated based on the average volatility for comparable publicly traded medical technology companies over a period equal to the expected term. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•	Expected dividend. We have never paid dividends on our common shares and have no plans to pay dividends on our common units. Therefore, we used an expected dividend yield of zero.

•

Discount for lack of marketability. We applied a discount for lack of marketability (“DLOM”) based on two widely accepted models: the 2012 Finnerty Model and the Asian Put. The DLOM was assessed by applying a low range based on a time-to-liquidity assumption of 0.50 years and a volatility assumption of 70.0%, and a high range based on a time-to-liquidity assumption of 1.50 years and a volatility assumption of 90.0%. After evaluating the results from both models, we selected a DLOM range and selected a final DLOM at the low end of the selected range.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences representing future deductible amounts are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized. As a result of the valuation allowances, our net deferred tax position has historically been immaterial.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained upon an audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

We had cash, cash equivalents and restricted cash balances of $8.6 million and $15.3 million as of April 30, 2024 and 2023, respectively. Cash consists of deposits with financial institutions. Interest income is sensitive to changes in the general level of interest rates. However, our exposure to interest rate risk as a result of our cash deposits with financial institutions is not significant, and a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this prospectus.

We also are subject to interest rate risk under the Term Loan. All amounts outstanding under the Term Loan accrue interest at an annual rate equal to the greater of (a) forward-looking one-month term SOFR as posted by the CME group and (b) 4.75% per annum, plus an applicable margin of 7.25% of which up to 2.00% may be paid-in-kind through March of 2025. However, our exposure to interest rate risk is not significant, and a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this prospectus.

We do not currently engage in nor do we plan to enter into investments for trading or speculative purposes.

Concentrations of Credit Risk

We are subject to credit risk from cash balances we maintain that are in excess of federal depository insurance limits of $250,000 and certain cash balances in accounts located in the Cayman Islands and Ireland which are not insured. As of April 30, 2024, we maintained cash, cash equivalents and restricted cash balances of $8.6 million, $0.3 million of which was in accounts located in the Cayman Islands. As of April 30, 2023, we maintained cash, cash equivalents and restricted cash balances of $15.3 million, with $2.7 million in accounts located in the Cayman Islands. Cash, cash equivalents and restricted cash balances as of April 30, 2024 and 2023 were in excess of federal depository insurance limits. We have not experienced any losses in such accounts as of the date of this prospectus, and we believe that we are not exposed to significant credit risk on our cash balances.

Inflation Risk

Our consolidated results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. There can be no assurance that future inflation will not have an adverse impact on our results of operations and financial condition.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year that follows the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which will occur when the market value of our common shares held by non-affiliates exceeds $700.0 million as of the most recently completed second quarter; and (iv) the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company,

including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

A discussion of recently-adopted and recently-issued accounting pronouncements applicable to our company is provided in Note 2, “Significant Accounting Policies,” to our consolidated financial statements as of and for the fiscal years ended April 30, 2024 and 2023 included elsewhere in this prospectus.

BUSINESS

Overview

We are a commercial-stage, wearable medical device and digital healthcare company focused on transforming patient outcomes in cardiovascular disease using monitoring and therapeutic intervention technologies that are intuitive, intelligent, and connected. We have developed and are commercializing our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The cornerstone of our Cardiac Recovery System platform is the ASSURE WCD, a next generation wearable cardioverter defibrillator (“WCD”) used to protect patients at an elevated risk of sudden cardiac arrest (“SCA”), a major public health problem that accounts for approximately 50% of all cardiovascular deaths in the U.S. The ASSURE WCD automatically monitors elevated risk patients and, if needed, delivers a defibrillation shock to return the patient’s heart to normal rhythm. The ASSURE WCD was purpose-built to enhance patient comfort and compliance and directly address the key barriers to adoption associated with the only other commercially available WCD. We believe the ASSURE WCD offers significant clinical and functional advantages, including greater patient compliance as a result of a major reduction in false alarms and enhanced comfort and wearability. In addition to the ASSURE WCD, our Cardiac Recovery System platform includes a comprehensive suite of fully integrated digital solutions and services that enable enhanced patient and provider engagement and oversight, with the objective of improving patient outcomes. We believe our Cardiac Recovery System platform addresses serious unmet needs in the cardiac patient population and has the potential to disrupt and grow the market which has been limited to a single solution for more than 20 years. As of November 30, 2024, our system is actively being prescribed by more than 500 hospitals across the U.S., representing approximately 19% of WCD prescribing hospitals in the U.S. Active prescriptions represent hospitals that have prescribed the ASSURE WCD within the last six months. Additionally, our ASSURE WCD has been worn by over 15,000 patients since it was fully commercially launched. In our top 50 hospitals, we believe we have successfully captured approximately 45% of the currently available prescriptions.

SCA is a life-threatening emergency characterized by the abrupt cessation of the heartbeat caused by an electrical malfunction in the heart. This is typically triggered by ventricular arrhythmias, such as ventricular fibrillation (“VF”), and leads to a loss of consciousness and potentially death within minutes if not promptly treated. The American Heart Association (“AHA”) estimates that SCA causes approximately 436,000 deaths per year, making it the third leading cause of death in the U.S. Defibrillation, or an electrical shock, is the only way to restore a fibrillating heart to a normal rhythm. Each minute of delay in restoring the heart to a normal rhythm reduces a patient’s chance of survival by 7% to 10%. The average time for Emergency Medical Services (“EMS”) arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. The most common location of a SCA in adults is at a home or residence, representing approximately 73% of SCAs. In addition, approximately 50% of all SCAs are unwitnessed.

A WCD is a wearable, non-invasive miniaturized automated external defibrillator and is worn underneath regular clothing. The device continuously monitors a patient’s heart rhythm and is capable of delivering a defibrillation shock. Wires connect electrodes inside the garment to the monitor, which is carried in a small pack or shoulder bag. The electrodes continuously acquire a patient’s heart rate and rhythm for evaluation by the automated external defibrillator. If the monitor detects a potentially life-threatening arrhythmia, the WCD first alerts the patient via an audible alarm and then administers a shock, if needed.

WCDs are recommended for patients with a low Left Ventricular Ejection Fraction (“LVEF”)—a measure of how much oxygen-rich blood is pumped from the left ventricle to the body with each contraction—who are at an elevated risk of a SCA event. WCDs are typically prescribed to patients immediately following a myocardial infarction (an “MI”) or heart failure diagnosis and serve as a bridge to recovery between the cardiac event and a longer-term treatment regimen. During this period, healthcare providers will adjust the medications prescribed for the patient and observe whether the patient’s LVEF improves. The expected wear duration of the WCD varies based on the patient’s indication, with the majority of our patients being prescribed the WCD for three months or longer.

For over 20 years, WCDs have been used to protect patients at elevated risk of SCA. However, until the ASSURE WCD received Food and Drug Administration (“FDA”) approval in July of 2021, the market was limited to a single solution. Since the approval of the first WCD in 2001, global WCD revenues have grown to $1.3 billion in 2023, with approximately 85% of the revenues generated in the U.S. The volume of patients prescribed a WCD in the U.S. grew at roughly 6% annually between 2021 and 2023, and we expect WCD revenues to continue growing.

Despite being proven as safe and effective in treating dangerous cardiac rhythms when worn, WCD therapy remains underutilized, reaching just 14% of the eligible U.S. patient population in 2023. We believe that the low penetration of WCD therapy is largely due to the limitations of the incumbent commercially available device. Commonly cited reasons for patients or providers failing to use the competitor device include high false alarm frequency, poor wearability and patient discomfort, a unisex-only garment, low utility data and limited connectivity with patients. In the U.S., we estimate that approximately 850,000 cardiac patients each year may be eligible for WCD therapy, representing a $10 billion annual addressable market based on current Medicare reimbursement rates and our average WCD wear prescription lengths. In addition, we estimate that there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing another approximately $14 billion total annual market opportunity.

The ASSURE WCD is the next generation of WCD therapy, delivering a safe and effective solution for patients with a design that enhances patient comfort and compliance. In addition to the ASSURE WCD, the various digital solutions and services of our Cardiac Recovery System platform include the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services. The ASSURE patient application engages patients with real-time mobile updates to promote compliance, while the Kestra CareStation remote patient data platform equips healthcare providers with actionable insights to support timely and informed care decisions. Heart Alert Services and ASSURE Assist services work together to enhance safety and are designed to provide critical alerts to healthcare providers for significant arrhythmias and notify emergency services when therapy is administered. This post-therapy EMS support is critical as a range of injuries, such as head injuries, soft tissue damage and bone fractures, can result from falling down after a SCA. In addition, the ASSURE wearable ECG as part of our Cardiac Recovery System platform provides monitoring and connectivity for patients no longer indicated for a WCD but who still require ongoing support while their heart continues to remodel. We believe we offer the most comprehensive and cohesive platform, with digital solutions and services that are seamlessly integrated with our ASSURE WCD, meaningfully differentiating our Cardiac Recovery System platform from the only other commercially available WCD and offering the following benefits:

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Modern and advanced design improves comfort, performance and maximizes wearability. The garments were developed with an athletic and sportswear designer and are tailored for body inclusivity, offering two styles and a wide range of sizes. We believe that having separate, gender-specific designs is particularly important given women make up approximately 40% of SCA patients. Overall wearability is further supported by the results of our active surveillance post-approval study, ACE-PAS, which demonstrate a median wear time of greater than 23 hours per day. In addition to improving comfort and wearability, our unique garment design incorporates cushioned electrodes that are embedded in the fabric to improve electrode contact and, ultimately, improve electrocardiogram (“ECG”) signal quality.

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High fidelity ECG leading to fewer false alarms. The ASSURE WCD is designed to minimize false alarms. The overall level of noise is reduced through use of resistive ECG electrodes that are cushioned and securely bonded to the fabric, custom shielded cables, and isolation circuitry. The

ASSURE WCD also utilizes four channels of high-quality ECG, combined with Adaptive Patient Intelligence (“API”), a proprietary technology that adapts to the patient heart rhythm to filter out artifacts and improve performance even in a noisy environment. As a result of these features, only 6% of our patients experience a false alarm, compared to 46% for the competitor’s device. Reduction in false alarms may lead to lower patient anxiety, improved patient satisfaction and increased patient compliance.

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Product innovations and integrated digital solutions and services supporting the patient throughout the cardiac care continuum. Our Cardiac Recovery System platform is a comprehensive suite of proprietary wearable and fully integrated digital solutions and services for monitoring, diagnosing, and protecting patients through their cardiac recovery journey. We believe our Cardiac Recovery System platform represents a competitive advantage, with the goal of ultimately improving the prescriber and patient experience, maximizing patient comfort and compliance, and increasing adoption of our system. In addition, our Cardiac Recovery System platform’s capabilities allow healthcare providers to identify other clinically significant arrhythmias.

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Improved energy delivery to enhance efficacy and safety. The ASSURE WCD delivers a 170 joule shock to better serve patients with higher defibrillation thresholds, compared to the competitor device which delivers a 150 joule shock. In addition, our system has a minimum defibrillation capacity of 25 shocks, providing a significant safety buffer for patients experiencing multiple cardiac events within a short time period, such as a VT storm, where a patient experiences multiple episodes of sustained VT within a short period of time.

We are building a body of clinical evidence supporting the safety, efficacy, and benefits of the ASSURE WCD, with six publications completed to date. This growing portfolio includes our pivotal trials—the ASSURE WCD Clinical Evaluation—Detection and Safety Study (“ACE-DETECT”) and the ASSURE WCD Clinical Evaluation—Conversion Efficacy Study (“ACE-CONVERT”)—which served as the basis for our premarket approval (“PMA”). In addition, we are conducting the ACE-PAS as part of a broader ongoing ASSURE Patient Registry. As of November 30, 2024, our ongoing registry has enrolled over 15,000 patients, and its findings further validate the results of ACE-DETECT and ACE-CONVERT. Our most recent FDA submission from ACE-PAS from July 2024, which includes data from 5,929 patients, reported first shock conversion efficacy exceeding 95%, a low false alarm rate with only 6% of our patients experiencing a false alarm, compared to 46% for the competitor’s device, and a median daily use of 23.2 hours. These results underscore the ASSURE WCD’s competitive advantages in wearability, usability, and patient compliance, providing strong support for continued adoption. We believe this collection of real-world evidence will generate additional publications, continue to increase awareness of WCDs as a proven therapy for elevated risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE WCD.

We have made material investments in infrastructure to support rapid growth and scalability, specifically in our commercial organization, distribution and supply chain capabilities, as well as revenue cycle management capabilities. In the U.S., we have built a commercial sales team of approximately 70 direct sales representatives and 40 sales and clinical support professionals with deep expertise in cardiac rhythm management and established relationships in the cardiology and electrophysiology fields. This team is responsible for developing sales territory business plans, targeting and opening new accounts, and processing prescriptions of our ASSURE WCD. Our direct sales team is supported by a contracted team of over 250 APSs who assist patients with fitting and training. At fitting, we deliver our ASSURE WCD from our distribution network to the patient. We utilize a lease business model, and when a patient’s wear time has concluded, the device is returned for reprocessing and reintroduction into the distribution network. To support our growth, we have developed a highly scalable supply chain in collaboration with experienced, top-tier medical technology suppliers. Our substantial investment in a fleet of devices, each with a capacity for approximately three patient wears per year, are reprocessed through efficient reconditioning, which enables the business to scale with an attractive unit economic profile. Finally, our revenue cycle management capabilities streamline reimbursement processes by ensuring claims are accurately prepared and submitted according to individual payor requirements, facilitating timely collections. These capabilities are a critical asset in driving operational efficiency and supporting both patient and prescriber satisfaction. We believe our significant investments in infrastructure create a high barrier to entry that will help us protect and grow our market share.

Over a decade of investment in our research and development capabilities has resulted in a highly experienced and capable innovation engine. Designed to be scalable, our Cardiac Recovery System platform supports future extensions and enhancements, enabling the integration of new therapeutic and diagnostic capabilities to support our existing fleet of ASSURE WCDs. The platform also enables data collection from patients that we believe will support training of future automated algorithms to detect and predict clinically relevant events. Moreover, we have a robust patent and trade secrets portfolio, with more than 350 pending and issued patents worldwide. We believe the combination of our intellectual property portfolio and upgradeable product design creates significant opportunities for efficient innovation.

WCD therapy in the U.S. has well-defined reimbursement codes, steadily increasing Medicare payment rates and broad coverage from major U.S. payors. Reimbursement rates continue to rise, reflecting growing recognition and support for this life-saving therapy. Strong prescriber demand and patient preference for the ASSURE WCD have driven broad payor coverage for the ASSURE WCD, with over 270 million U.S. lives being currently covered via insurance contracts, representing 89% of the total available lives, including traditional Medicare, select state Medicaid programs, and national commercial insurers. This rapid payor coverage adoption reflects payors’ desire for a second choice to the competitor product, our solution addressing an unmet need with a female-specific garment and the overall patient compliance benefits of the ASSURE WCD. Our established payor relationships reduce our administrative burden in authorization and billing for our ASSURE WCD.

We have experienced rapid growth since our full commercial launch, expanding our headcount from 66 team members in October 2020 to over 300 team members as of November 30, 2024. We generated revenue of $27.8 million for the fiscal year ended April 30, 2024, compared to revenue of $7.6 million for the fiscal year ended April 30, 2023, representing 265% year-over-year growth. For the fiscal year ended April 30, 2024, we recognized a net loss of $94.1 million, compared to a net loss of $84.2 million for the fiscal year ended April 30, 2023. As of April 30, 2024 and April 30, 2023, we had an accumulated deficit of $406.4 million and $312.3 million, respectively.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

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Large, growing, and underpenetrated WCD market with a single competitor. For over 20 years, WCDs have been used to protect patients at an elevated risk of SCA. However, until the ASSURE WCD received FDA approval in July of 2021, the market was served by a single supplier. Since the approval of the first WCD in 2001, global WCD revenues have grown to $1.3 billion in 2023, with approximately 85% of the revenues generated in the U.S. The volume of patients prescribed a WCD in the U.S. grew at roughly 6% annually between 2021 and 2023, and we expect WCD revenues to continue growing. Despite being proven as safe and effective in treating dangerous cardiac rhythms when worn, WCD therapy remains underutilized, reaching just 14% of the eligible U.S. patient population in 2023. This low penetration is attributed largely to poor patient compliance, a challenge stemming from the limitations of the competitor device. As a next-generation WCD therapy, our ASSURE WCD, as part of our broader comprehensive Cardiac Recovery System platform, is aiming to solve this issue by providing a solution that is intended to enhance patient comfort and compliance. In the U.S., we estimate that approximately 850,000 cardiac patients each year may be eligible for WCD therapy, representing a $10 billion annual addressable market based on current Medicare reimbursement rates and average WCD wear prescription lengths. While our current commercial efforts are focused on the U.S., international markets represented approximately 15% of global WCD revenues in 2023, primarily concentrated in several large countries in western Europe. We estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing another approximately $14 billion total annual market opportunity.

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Highly innovative Cardiac Recovery System platform designed to protect patients from SCA and improve patient compliance and healthcare provider adoption. With improved patient compliance and superior clinical efficacy as our main objectives, we purpose-built our ASSURE WCD from the ground up. The ASSURE WCD is the cornerstone of our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The ASSURE WCD directly addresses known barriers by prioritizing comfort, usability, and diagnostic utility, positioning it to drive broader adoption and improve outcomes for elevated risk cardiac patients. The wearable garments—developed with an athletic and sportswear designer—incorporate advanced electronics, mobile technology, signal processing and performance fabrics to deliver superior wearability. Available in gender-specific styles and a wide range of sizes, the garments feature cushioned integrated sensors, ensuring comfort and body inclusivity. This design is proven out by results from our post-approval study, which demonstrate a median wear time of over 23 hours per day. The ASSURE WCD minimizes false alarms using advanced, custom electrical engineering techniques to reduce motion-induced noise. The ASSURE WCD utilizes four channels of high-quality ECG, combined with API, a proprietary technology that adapts to the patient heart rhythm, to filter out artifacts and improve performance even in a noisy environment. As a result of these features, only 6% of our patients experience a false alarm, compared to 46% for the competitor’s device. This reduction lowers patient anxiety and improves satisfaction. With a patient-centered design, advanced ECG fidelity, and integrated digital platform, the ASSURE WCD is a differentiated solution that protects patients, empowers healthcare providers with actionable insights, and improves outcomes across the cardiac care continuum.

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Comprehensive and fully integrated suite of mission critical digital solutions and services for driving patient and healthcare provider engagement. Designed to enhance both patient and provider experiences, our Cardiac Recovery System platform is a unified, patient-centered solution that addresses known barriers to adoption and improves patient care. The various digital solutions and services of the Cardiac Recovery System platform include the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services. The ASSURE patient application engages patients with real-time mobile updates to promote compliance, while the Kestra CareStation remote patient data platform equips healthcare providers with actionable insights to support timely and informed care decisions. Heart Alert Services and ASSURE Assist services work together to enhance safety and are designed to provide critical alerts to healthcare providers for significant arrhythmias and notify emergency services when therapy is administered. We believe we offer the most comprehensive and cohesive platform, with digital solutions and services that are seamlessly integrated with our ASSURE WCD, meaningfully differentiating our Cardiac Recovery System platform.

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Material investments in infrastructure to support rapid growth and scale. We have made material investments in infrastructure to support rapid growth and scalability, specifically in our commercial organization, distribution and supply chain capabilities, and revenue cycle management capabilities. In the U.S., we have built a commercial sales team of approximately 70 direct sales representatives and 40 sales and clinical support professionals with deep expertise in cardiac rhythm management and established relationships in the cardiology and electrophysiology fields. Our team is further supported by a contracted network of over 250 patient specialists who assist with onboarding, fitting, and training patients, ensuring a scalable and seamless adoption process. Our commercial team has been successful at processing prescriptions of the ASSURE WCD, with more than 500 hospitals actively prescribing our system as of November 30, 2024. To support our growth, we have developed a highly scalable supply chain in collaboration with experienced, top-tier medical technology suppliers. Our substantial investment in a fleet of devices, each with a capacity for approximately three patient wears per year, are reprocessed through efficient reconditioning, which enables the business to scale with an attractive unit economic profile. Finally, our revenue cycle management capabilities streamline reimbursement processes by ensuring claims are accurately prepared and submitted according to individual payor requirements, facilitating timely collections. These capabilities are a critical asset in driving operational efficiency and supporting both patient and prescriber satisfaction. We believe our significant investments in infrastructure create a high barrier to entry that will help us protect and grow our market share.

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Established reimbursement and favorable payor coverage. WCD therapy in the U.S. has well-defined reimbursement codes, steadily increasing Medicare payment rates and broad coverage from major U.S. payors. Reimbursement rates continue to rise, reflecting growing recognition and support for this life-saving therapy. From 2021 to 2024, published Medicare reimbursement rates have increased at a CAGR of 5.4%. Strong prescriber demand and patient preference for the ASSURE WCD have driven broad payor coverage for the ASSURE WCD, with over 270 million U.S. lives being currently covered via insurance contracts, representing 89% of the total available lives, including traditional Medicare, select state Medicaid programs, and national commercial insurers. This rapid payor coverage adoption reflects payors’ desire for a second choice to the competitor product, our solution addressing an unmet need with a female-specific garment and the overall patient compliance benefits of the ASSURE WCD.

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Strong and compelling body of clinical evidence. We are building a body of clinical evidence supporting the safety, efficacy, and benefits of the ASSURE WCD, with six publications completed to date. This growing portfolio includes our pivotal trials—ACE-DETECT and ACE-CONVERT—which served as the basis for our PMA approval. ACE-DETECT confirmed detection of arrythmias and demonstrated a significantly lower false-positive shock alarm rate compared to the existing commercial device with no missed events, low patient-reported discomfort, and no serious adverse events over a 30-day wear period in ambulatory patients at elevated risk of SCA. ACE-CONVERT showed a cumulative first- and second-shock conversion efficacy of 100% for induced VT/VF, highlighting the system’s reliability in life-threatening scenarios. In addition, we are continuing our active enrollment of patients in ACE-PAS, our real-world post-approval patient registry. As of November 30, 2024, our ongoing registry has enrolled over 15,000 patients, and its findings further validate the results of ACE-DETECT and ACE-CONVERT. Our most recent FDA submission from ACE-PAS from July 2024, which includes data from 5,929 patients, reported first shock conversion efficacy exceeding 95%, a low false alarm rate with only 6% of our patients experiencing a false alarm, compared to 46% for the competitor’s device, and a median daily use of 23.2 hours. These results underscore the ASSURE WCD’s competitive advantages in wearability, usability, and patient compliance, providing strong support for continued adoption. Looking ahead, we remain committed to expanding our clinical data and evidence to reinforce the value of our solutions, drive further market adoption, and strengthen evidence of the system’s clinical utility.

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Broad research and development capabilities and a robust intellectual property portfolio. Over a decade of investment in our research and development capabilities has resulted in a highly experienced and capable innovation engine. Designed to be scalable, our Cardiac Recovery System platform supports future extensions and enhancements, enabling the integration of new therapeutic and diagnostic capabilities to support our existing fleet of ASSURE WCDs. The platform also enables data collection from patients that will support training of future automated algorithms to detect and predict clinically relevant events. Moreover, we have a robust patent and trade secrets portfolio, with more than 350 pending and issued patents worldwide. We believe the combination of our IP portfolio and upgradeable product design create significant opportunities for future innovation.

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Highly experienced management team and board with proven commercial growth success. Our leadership team brings over 350 years of combined experience spanning enterprise strategy, finance, operations, research and development, and regulatory affairs. Our team also has deep experience and expertise in external defibrillation technologies. With a proven track record of successfully scaling medical technology businesses, the team guided the ASSURE WCD from concept through commercial launch. This expertise is further bolstered by an experienced board and world-class investors with deep industry knowledge and recognized leadership in healthcare, medical technology, and adjacent, relevant industries.

Our Growth Strategies

To fully achieve our mission of providing innovative, intuitive medical technologies to protect and support elevated risk patients, we intend to pursue the following growth strategies:

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Continue to capture share of the current WCD prescriptions in the U.S. In 2023, approximately 120,000 U.S. patients received a WCD, generating over $1 billion in revenues. As of November 30, 2024, the ASSURE WCD is actively being prescribed by over 500 hospitals and, since its full commercial launch in August 2022, has been worn by more than 15,000 patients, demonstrating its potential to address unmet clinical needs and disrupt the market. To build on this momentum, we are expanding our commercial organization, currently comprised of approximately 130 team members, including regional sales leaders, territory managers, associate sales representatives, and clinical care specialists. This strategic expansion will enhance territory coverage, accelerate entry into new markets, and strengthen our ability to reach more patients. We see additional opportunities to drive compliance by prioritizing patient comfort and leveraging greater connectivity to prevent lapses in usage. To further advance utilization, we are responsibly fostering advocacy through collaborations with key opinion leaders, medical societies, and clinical advisory boards. Peer-to-peer education, supported by our medical consultants, plays a critical role in ensuring the ASSURE WCD’s unique benefits are widely recognized and embraced within the medical community.

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Expand adoption of our Cardiac Recovery System platform in the U.S. to increase the penetration of the U.S. total addressable WCD market. Despite its established efficacy, WCD therapy remains underutilized in the U.S., primarily due to the limitations of the legacy device and gaps in awareness by healthcare providers of its broader diagnostic utility. As a result, many indicated patients do not receive a prescription and some choose not to wear the device. Additionally, many healthcare providers—even those familiar with WCD therapy—may not fully recognize the breadth of patients who could benefit from this life-saving technology. This underutilization highlights significant opportunities to expand awareness and adoption. To close this gap, we are implementing a targeted market-shaping strategy to emphasize the differentiated, clinically meaningful advantages of our Cardiac Recovery System platform. A key focus is educating healthcare providers on the benefits of WCD therapy for newly diagnosed heart failure patients in parallel to receiving guideline-directed medical therapy (“GDMT”). These efforts include direct engagement with healthcare providers to broaden awareness of eligible patient populations and position WCDs as integral to comprehensive, longer-term cardiac care. We are further advancing adoption through conference and tradeshow participation, developing key opinion leader partnerships to build advocacy, and increasing brand awareness with programmatic and industry-specific advertising.

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Build upon our strong base of clinical evidence. We are committed to building upon our strong foundation of clinical evidence demonstrating the efficacy of our ASSURE WCD and our broader Cardiac Recovery System platform. The ASSURE Patient Registry serves as a cornerstone for generating real-world evidence on our ASSURE WCD’s performance, and we anticipate that it will support a robust cadence of publications. For example, a recent Cleveland Clinic study, presented through two abstracts at the American Heart Association Scientific Sessions 2024, highlighted the ASSURE WCD’s clinical efficacy and diagnostic utility, including its ability to detect clinically significant arrhythmias such as asymptomatic atrial fibrillation. These findings demonstrated the system’s high success rate in terminating life-threatening ventricular arrhythmias with minimal false alarms, reinforcing its value as both a trusted therapy and a diagnostic tool. We believe our ongoing clinical initiatives will further validate the benefits of our system and may support stronger guideline recommendations for WCD therapy.

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Continue our payor engagement to broaden coverage and increase reimbursement. After successfully contracting with national payors, we are now focusing on state and smaller regional plans. Using historical data, we are identifying health plans with the highest volume of out-of-network referrals and patient fittings, prioritizing those with the greatest potential to increase our in-network coverage in the geographies that we serve. This targeted approach aims to shift a larger proportion of our business to in-network fittings, driving greater efficiency and accessibility for patients and providers. We are also engaging with payors to educate them of the benefits of our Cardiac Recovery System platform and to optimize reimbursement.

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Innovate our system and bolster our digital healthcare platform and data management capabilities. Our research and development initiatives are focused on introducing enhancements, new features, and improvements to our ASSURE WCD as well as our broader suite of digital solutions. We are continuously innovating to improve our WCD in order to expand utility to broader patient populations and to ensure greater reliability and patient confidence. From a regulatory perspective, our digital healthcare platform is separate from the ASSURE WCD and is treated as an FDA Class I 510(k)-exempt device, which allows us to rapidly innovate and upgrade the digital capabilities of our Cardiac Recovery System platform. As a robust digital health platform, our system is designed to provide data transparency, diagnostic flexibility, and workflow efficiencies. With features like configurable notifications and on-demand reporting, our system empowers healthcare providers to deliver more informed care. Through the ASSURE Patient Registry, we are maximizing the utility of this system to collect and leverage aggregated, de-identified data to build clinical evidence and support innovations in prediction, prevention, and therapy. For example, we seek to identify opportunities to develop advanced capabilities to deliver personalized clinical decision support. Our efforts to continuously innovate reflect our vision of leveraging our unique capabilities to deliver smarter, more effective solutions for cardiac patients.

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Drive gross margin expansion and operating leverage. Our gross margin has expanded significantly through our commercial launch with improvements in realized per-patient reimbursement and a lower cost per patient. Rapid commercial payor contracting uptake has resulted in increased reimbursement from a higher mix of in-network patients. The reduction in cost of goods per patient has come from volume increases, re-use of our WCD fleet, our preventative maintenance program and manufacturing process enhancements. In addition to improving gross margins, we believe our business model enables us to drive operating leverage. The operating cost to commercialize and service the ASSURE WCD is highly efficient with case coverage support and streamlined provider referral processes, including direct electronic medical record (“EMR”) selection of the ASSURE WCD. We believe that this, coupled with expected gross margin expansion, will enable us to drive profitability as the company grows.

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Pursue expansion in international markets. While our current commercial focus remains on the U.S., international markets accounted for approximately 15% of the global $1.3 billion in WCD revenues in 2023. We estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing a $14 billion total annual market opportunity outside the U.S. We are currently planning to pursue CE Mark approval in Europe and, in the future, intend to strategically commercialize in select international countries. We anticipate Western Europe to be our initial focus due to favorable market dynamics.

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Strategically pursue adjacent markets with new products offerings and differentiated services. The initial focus of our Cardiac Recovery System platform is to serve high-acuity patients who require both continuous monitoring and therapy. Beyond this, we are strategically positioned to expand our offerings to address a broader spectrum of cardiac patients, including those with atrial fibrillation, advanced hypertension, and other conditions, many of whom may remain undiagnosed without advanced monitoring solutions. Our long-term vision is to enable seamless transitions in monitoring, diagnostics, and therapy as patients’ health conditions evolve. The launch of our ASSURE wearable ECG marks the first step in this expansion, providing monitoring and connectivity for patients no longer indicated for a WCD but who still require ongoing support.

Market Overview

Our Market Opportunity

SCA is a major public health problem and accounts for approximately 50% of all cardiovascular deaths in the U.S. For more than two decades, healthcare providers have prescribed WCDs to protect their patients at an elevated risk of SCA. Until the ASSURE WCD was approved by the FDA in July of 2021, the WCD market was served by a single competitor.

Since the approval of the first WCD in 2001, global WCD revenues have grown significantly, reaching over $1.3 billion in 2023, with approximately 85% of the revenues coming from the U.S. Between 2021 and 2023, the volume of patients prescribed a WCD in the U.S. grew roughly 6% annually. We expect further penetration and growth of the WCD market, driven by increased awareness and education about WCD therapy, the expanded launch of our innovative and comprehensive solution, and the rapidly growing heart failure population, which will likely expand the number of patients at elevated risk of SCA and indicated for a WCD. Despite being available for over 20 years and proven effective in treating dangerous cardiac rhythms when worn by patients, the therapy has reached just 14% of eligible U.S. patients in 2023, highlighting a significant opportunity for growth. We attribute this low penetration to poor patient compliance, driven by the limitations of our competitor’s device. The ASSURE WCD, as part of our broader Cardiac Recovery System platform, is designed to prioritize patient comfort and compliance, addressing common barriers to acceptance experienced by the only other commercially available WCD.

According to the AHA, approximately 1.8 million people in the U.S. each year experience a serious cardiac event, such as an MI, or are diagnosed with heart failure. Among these patients, around 800,000 patients have low LVEF—a measure of how much oxygen-rich blood is pumped from the left ventricle to the body with each contraction—placing them at an elevated risk of SCA. Additionally, approximately 50,000 patients each year either have documented ventricular tachycardia (“VT”) or VF, an inherited genetic condition, or have had their implantable cardioverter defibrillator (“ICD”) temporarily explanted. Based on these annual incidences, the current Medicare reimbursement rates, and our average initial WCD prescription length of 3.4 months, we believe the total, annual addressable market in the U.S. for the ASSURE WCD is approximately $10 billion.

While our current commercial focus is on the U.S., approximately 15% of the global WCD revenues in 2023 were generated internationally, representing approximately $200 million, and that has primarily been concentrated in western Europe where the market has been most developed, as well as in Japan. We estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing an approximately $14 billion total annual market opportunity outside the U.S. We are currently planning to pursue CE Mark approval in Europe and, in the future, intend to strategically commercialize in selected international markets.

Overview of Sudden Cardiac Arrest and Arrhythmias

SCA is a life-threatening emergency characterized by the abrupt cessation of the heartbeat caused by an electrical malfunction in the heart. This is typically triggered by ventricular arrhythmias, such as ventricular fibrillation, and leads to a loss of consciousness and potentially death within minutes if not promptly treated. The AHA estimates that SCA causes approximately 436,000 deaths per year, making it the third leading cause of death in the U.S. Defibrillation, or an electrical shock, is the only way to restore a fibrillating heart to a normal rhythm.

There are three main types of defibrillators: ICDs, external defibrillators (both manual and automated), and WCDs. An ICD is a small battery-powered device surgically placed in the chest that continuously checks the heartbeat and delivers electric shocks, when needed, to restore a regular heart rhythm. An external defibrillator is a portable device that uses two adhesive pads placed on the patient’s skin by a trained professional or a bystander to deliver an electric shock through the chest to the heart to restore a normal rhythm. An automated external defibrillator automatically detects a patient’s heart rhythm and delivers a shock while a manual external defibrillator requires the user to select a specific shock energy to be delivered to the patient. A WCD is an external wearable device that continuously monitors a patient’s heart rhythm. If it detects a potentially life-threatening arrhythmia, the WCD alerts the patient and, if necessary, automatically delivers a defibrillation shock to restore a normal heart rhythm.

Each minute of delay in restoring the heart to a normal rhythm reduces a patient’s chance of survival by 7% to 10%. The average time for EMS arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. The most common location of a SCA in adults is at a home or residence, representing approximately 73% of SCAs. In addition, approximately 50% of all SCAs are unwitnessed.

Chances of Survival Post Onset of Sudden Cardiac Arrest

SCA commonly occurs in individuals with heart disease or those experiencing cardiac events. Several research studies indicate that low LVEF may be a sign of heart disease and is one of the greatest risk factors for SCA. Normal LVEF is typically between 50% and 70%. This means that during each heartbeat, 50% to 70% of the blood in the left ventricle is pumped out to the body. Low LVEF is typically considered 40% or less. In one study, patients with an LVEF of 30% or less were two times more likely to suffer from SCA compared to patients with an LVEF of more than 40%. Another study showed that the absolute risk of SCA is highest during the early period following a cardiac event, especially within the first 30 days. In this same study, each 5% decrease in LVEF was associated with a 21% increase in the risk of SCA during the first 30 days after an MI.

Overview of Arrhythmias

The normal human heart has four chambers, consisting of two atria and two ventricles, which on average expand and contract over 100,000 times each day. The walls of the atria and the ventricles are made up of cardiac muscle, which contracts rhythmically when stimulated by an electrical current. Normally, the heartbeat starts in the right atrium when a specialized group of cells that serve as the heart’s natural pacemaker send an electrical signal. This signal spreads through the atria and then moves to the ventricles, causing the atria to contract a fraction of a second before the ventricles. This pattern allows the heart to pump blood to the lungs and the rest of the body.

Arrhythmias are abnormal rhythms of the heart that can disrupt normal blood flow. The heart may beat too fast, too slow or beat irregularly. Arrhythmias may be caused by a number of factors, including, certain cardiac disease or cardiac events, congenital heart problems, side effects of medications and lifestyle choices. The two main types of arrhythmias causing SCA are ventricular fibrillation and ventricular tachycardia.

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Ventricular Fibrillation. VF is a condition in which disorganized electrical activity causes the ventricles to contract in a rapid and uncoordinated fashion, resulting in an insufficient amount of blood being pumped from the heart. Ventricular fibrillation is the most common type of arrhythmia thought to cause SCA and often occurs without warning. The only accepted treatment for ventricular fibrillation is defibrillation, in which electrical current is delivered to the heart to stop the fibrillation and permit the return of coordinated cardiac contractions.

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Ventricular Tachycardia. VT is a fast heart rate that starts in the heart’s lower chambers. This type of arrhythmia may be life- threatening, requiring immediate diagnosis and treatment. In cases of ventricular tachycardia, electrical signals in the heart’s lower chambers fire abnormally, resulting in a faster than normal heart rate. This rapid heartbeat keeps the heart’s chambers from filling completely between contractions, which compromises blood flow to the rest of the body. VT may self-terminate; however, prolonged VT can result in SCA unless treated by defibrillation.

WCD Therapy for Patients at Elevated Risk of SCA

A WCD is a wearable, non-invasive monitor and miniaturized automated external defibrillator intended to perform the same tasks as an ICD without the need for an invasive surgical procedure. WCDs can automatically detect SCA and, if needed, safely deliver a defibrillation shock to return the patient’s heart rhythm to normal, even when a patient is alone. A WCD is composed of a garment that is worn underneath regular clothing and a portable miniaturized automated defibrillator. Wires connect electrodes inside the garment to the monitor, which is carried in a small pack or shoulder bag. The electrodes continuously acquire a patient’s heart rate and rhythm for evaluation by the automated defibrillator. If the monitor detects a potentially life-threatening arrhythmia, the WCD first alerts the patient via an audible alarm and then administers a shock, if needed.

WCDs are proven to work when worn. The Vest Prevention of Early Sudden Death (“VEST”) trial, a randomized controlled trial sponsored by the National Institutes of Health and ZOLL, evaluated the survival benefit of WCD therapy in post-MI patients with an LVEF of 35% or less. This trial compared the competitor WCD with GDMT versus GDMT alone. Although the initial intention-to-treat analysis of the WCD therapy in the VEST study published in 2018 did not indicate a statistically significantly lower rate in sudden arrhythmic death when compared to GDMT alone, the as-treated analysis showed a significantly lower percentage of patients died when they were wearing the WCD than when they were not. This suggested that poor patient compliance with wearing the WCD was a primary driver of the intention-to-treat-results in which 75% percent of patients were not wearing the WCD at time of death. In addition, to assess the impact of early discontinuation of the WCD, investigators performed a subsequent per-protocol analysis which censored patients after they stopped wearing the WCD. This per-protocol analysis published in 2020 demonstrated a significant reduction in arrhythmic death (62%, p=0.02) and all-cause death (75%, p<0.001) when comparing those patients who wore the WCD with those who did not wear the WCD. Similarly, registry studies have shown a survival rate of over 90% for SCA patients wearing a WCD after an appropriate shock.

WCDs are typically prescribed to patients immediately following an MI or heart failure diagnosis and serve as a bridge to recovery between the cardiac event and a longer-term treatment regimen. During this period, healthcare providers will optimize the patient’s medical therapy while also waiting to see if the patient’s LVEF improves. The expected wear duration of the WCD varies based on the patient indication, with the majority of our patients being prescribed the WCD for three months or longer.

The average age of our patients prescribed a WCD is 65 years. The population of patients indicated and eligible for receiving WCDs can be split into three main groups:

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Newly diagnosed heart failure with low LVEF. These patients represent approximately 56% of the addressable market at elevated risk for SCA. Current guidelines require a waiting period of three months before this patient population is eligible to be evaluated for an ICD. During this period, patients are typically treated with GDMT, which consists of a combination of up to four main drug classes. After three months, the patient’s LVEF should be reassessed. If the patient’s LVEF improves above 35%, neither the WCD nor an ICD is indicated. If the patient’s LVEF remains at or below 35%, the patient may receive an ICD (per the current guidelines), or their healthcare provider may decide to continue with GDMT and the WCD while their heart continues to remodel. The expected WCD wear duration for patients in this population is three months or greater. According to the Heart Failure Society of America, approximately 6.7 million Americans over 20 years of age have heart failure, and the prevalence is expected to continue to rise. Of the newly diagnosed heart failure patients each year, approximately 50% have a low LVEF.

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Post MI with low LVEF. These patients represent approximately 38% of the addressable market at elevated risk for SCA. Current guidelines require an ICD waiting period of 40 days post MI or 90 days post coronary revascularization. Coronary revascularization includes procedures such as percutaneous coronary intervention, which is a minimally invasive procedure that restores blood flow from the inside using balloon catheters or stents, or coronary artery bypass grafting, which is a surgery where a provider creates a bypass around a blocked section of an artery. The expected WCD wear duration for patients in this population is 40 days or greater.

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Other. These patients represent approximately 6% of the addressable market and include patients with documented VT/VF, those indicated for an ICD but who have a contraindication to immediate placement, such as an infection or extraction, and patients with an inherited genetic condition. As there is no waiting period mandated by current guidelines for these indications, the expected WCD wear duration for patients in this population is variable, but likely less than 60 days.

Limitations of the Legacy, Commercially Available WCD

WCDs are recommended for patients with a low LVEF who are at an elevated risk of SCA. However, limitations of the only other commercially available WCD, such as patient comfort and false alarm rate, as well as gaps in awareness by healthcare providers of its broader diagnostic utility have led to underutilization of the therapy. Many indicated patients do not receive a prescription and some choose not to wear a WCD. Patients who choose not to wear a WCD are often left reliant on first responders or EMS in the event of a SCA. This reliance poses a significant risk, as only 16% of sudden cardiac events occur in public places where an automated external defibrillator might be available. The average time for EMS arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. During this critical time, survival rates decline by 7% to 10% for every minute that passes.

This underutilization is reflected in the findings of the VEST trial, where 34% of patients had a median daily wear time of zero hours—indicating patients fully opted out of potentially life-saving therapy rather than wear the product. These results highlight the critical impact of patient compliance on WCD therapy and underscore the need for solutions that address the barriers preventing consistent wear. Commonly cited reasons for patients or providers failing to use the LifeVest WCD on a consistent basis include:

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High frequency of false positive shock alarms. Prior to delivering a therapeutic shock, a WCD sounds an alarm that alerts the patient that a shock is about to be delivered. A false positive shock alarm occurs when the device detects a signal and mistakenly classifies it as a shockable rhythm. For the LifeVest WCD, this may occur due to noisy ECG channels resulting from a poor fit or from very fast non-shockable rhythms. False alarms are common with the LifeVest WCD and typically contribute to added anxiety for patients, sleep disturbances and restriction of daily routines. High false alarms also lead to patient frustration that may result in unnecessary calls to the prescribing provider. Even after recent algorithm design updates, the competitor reported that 46% of patients wearing their WCD still experienced false alarms. In addition, we believe that the interface of the LifeVest WCD is cumbersome, requiring the user to locate the monitor and press two buttons simultaneously to divert a shock during a false alarm event.

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Discomfort and unisex-only garment. The LifeVest WCD only comes in one style, intended to fit both genders, which has been reported to cause significant discomfort, especially for women given many must wear a bra over the garment. Additionally, poorly fitting garments combined with ECG sensors attached by Velcro® fasteners can lead to the electrodes digging into the patient’s skin or flipping over, exacerbating discomfort and poor ECG contact.

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ECG noise and low utility data. Poor fit and ECG contact with only two channels may result in noisy ECG data, which in turn may contribute to false alarms and may limit the diagnostic utility of the LifeVest WCD remote monitoring functionality.

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Limited connectivity with patient. Patient connectivity is critical because it fosters ongoing engagement with the patient to improve compliance and ensures clinically-actionable data is transferred to healthcare providers in a consistent, timely, and easy manner. According to the LifeVest 5100 WCD operating manual, although the monitor contains a cell phone module for data transmission, patient data is generally only uploaded once per day, potentially reducing the diagnostic utility of patient data.

Our Solution

The ASSURE WCD is the cornerstone of our Cardiac Recovery System platform, a robust and extensible system integrating therapy, monitoring, and digital health solutions that represents the future of cardiac care. As a next generation of WCD therapy, the ASSURE WCD delivers a safe and effective solution for patients and was intentionally designed to enhance patient comfort and compliance and successfully resolve the key barriers to adoption associated with the only other commercially available WCD. The ASSURE WCD received FDA approval on July 27, 2021 for adult patients at elevated risk of SCA who are not candidates for, or decline, an ICD. As of November 30, 2024, the ASSURE WCD is actively being prescribed by more than 500 hospitals and has been worn by over 15,000 patients.

In addition to the ASSURE WCD, our Cardiac Recovery System platform includes fully integrated digital solutions and services such as the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services, as well as the recently launched ASSURE wearable ECG. Cleared by the FDA on May 7, 2024, the ASSURE wearable ECG provides extended monitoring and valuable insights into a patient’s heart function after they are no longer indicated for a WCD. This non-therapeutic platform supports cardiac recovery monitoring using many of the same familiar features as the ASSURE WCD, ensuring continuity and ease of use for both patients and clinicians.

The following paragraphs describe the several components of the ASSURE WCD, ASSURE wearable ECG and digital solutions and services that are all integrated and included as part of our Cardiac Recovery System platform.

Wearable Components

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SensorFit Garment. A breathable, lightweight fabric garment with embedded, non-adhesive, cushioned ECG sensors designed to move with the patient and capture high fidelity ECG signals. The SensorFit Garment was developed with an athletic and sportswear designer and is available in two styles and multiple sizes, intentionally designed to fit different gender and body types. The SensorFit Garment can be worn with both the ASSURE WCD and the ASSURE wearable ECG.

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Monitor. The primary electronic component that controls overall system operation and delivers 170J biphasic defibrillation therapy. The monitor leverages four channels of high-fidelity ECG signals—an industry first—to detect heart arrhythmia and, if needed, quickly and autonomously deliver appropriate electric defibrillation therapy to restore normal heart rhythm. It is powered by a rechargeable lithium-ion battery pack with two batteries, each having a minimum runtime of 24 hours. The ASSURE wearable ECG includes a separate compact monitor that fits into the existing SensorFit Garment.

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Therapy Cable. The ASSURE WCD includes a custom reusable cable that securely connects the garment to the monitor. This cable facilitates the integration of three defibrillation pads, which snap into conductive mesh pockets in the garment and release a defibrillation gel onto the patient’s skin to prepare for the delivery of a defibrillation shock. Additionally, the system features the HeartPoint Alert Button, which attaches to the left or right shoulder strap of the garment. This button provides both tactile and audible feedback, allowing patients to check device status or divert a shock from an ergonomic location. Patients can also use the button to trigger a recording of their heart rhythm when experiencing symptoms like VT induced rapid heartrate, with the data becoming accessible to their care teams via the Kestra CareStation remote patient data platform. The ASSURE wearable ECG is equipped with a separate cable that connects the ECG front-end monitor to the portable battery pack. Both components fit seamlessly into the existing pockets of the SensorFit Garment, ensuring ease of integration and usability.

Accessories for the Patient

•	Charger. Table-top charging station for the monitor’s lithium-ion batteries. Also includes a USB port and a stand for charging mobile devices.

•	Carry Pack. A wearable case designed to hold the monitor that can be worn easily clipped to a belt, around the waist, or over the shoulder to adapt to the patient’s lifestyle.

Provider and Patient Care Specialist Tools

•	Programming Tablet. Used by our patient care specialist during the fitting and training process to program our ASSURE WCD for patient use. Wirelessly connects to the monitor to configure the system according to the patient’s prescription and receives patient physiological data collected by the ECG electrodes to assess real-time electrode contact. This technology is a key tool used to ensure proper patient application during the fitting process.

Integrated Digital Solutions and Services

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Downloadable ASSURE Patient App. Transmits key patient data to the Company and care teams automatically and enables patients to track their physical activity and usage, record symptoms, watch educational videos, and access troubleshooting assistance.

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Kestra CareStation Remote Patient Data Platform. Available to healthcare professionals who follow patients wearing our ASSURE WCD and ASSURE wearable ECG. The Kestra CareStation remote patient data platform is a cloud-based monitoring platform that summarizes relevant patient data for healthcare providers, enabling them to conveniently track patient progress, receive configured alerts and notifications, and to bill Remote Physiologic Monitoring CPT codes.

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ASSURE Assist Services. Provides additional support for patients who experience a life-threatening heart rhythm by sending an alert via the ASSURE patient application to an EMS operator after a defibrillation shock or a high-rate heart event. The EMS operator attempts to contact the patient to determine if additional help is required and, if needed, may dispatch EMS to the patient’s location.

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Heart Alert Services. Remote cardiac patient monitoring that enables timely identification of clinically significant arrythmias, physiologic trends and other device alerts that may warrant intervention. This service is administered by a team of our cardiac device specialists utilizing the Kestra CareStation remote patient data platform.

Key Benefits of Our Solution

Our Cardiac Recovery System platform offers notable benefits and an improved user-experience that differentiates it from the only other commercially available WCD. These benefits include:

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Modern and advanced design to improve comfort, performance and maximize wearability. The design of our garments incorporates advancements in electronics, mobile technology, signal processing techniques, and fabrics. The garments were developed with an athletic and sportswear designer and are tailored for body inclusivity, offering two styles and a wide range of sizes. We believe that having separate, gender-specific designs is particularly important given women make up approximately 40% of SCA patients. Overall wearability is further supported by the results of our post-approval study which demonstrates a median wear time of greater than 23 hours per day. In addition to improving comfort and wearability, our unique garment design incorporates cushioned electrodes that are embedded in the fabric to improve electrode contact and, ultimately, improve ECG signal quality.

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High fidelity ECG leading to fewer false alarms. The ASSURE WCD is designed to minimize false alarms. The overall level of noise is reduced through use of resistive ECG electrodes that are cushioned and securely bonded to the fabric, custom shielded cables, and isolation circuitry. The ASSURE WCD also utilizes four channels of high-quality ECG, combined with API, a proprietary technology that adapts to the patient heart rhythm to filter out artifacts and improve performance even in a noisy environment. As a result of these features, only 6% of our patients experience a false alarm, compared to 46% for the competitor’s device. Reduction in false alarms may lead to lower patient anxiety, improved patient satisfaction and increased patient compliance.

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Product innovations and integrated digital solutions and services supporting the patient throughout the cardiac care continuum. Our Cardiac Recovery System platform represents a comprehensive suite of proprietary wearable and fully integrated digital solutions and services for monitoring, diagnosing, and protecting patients through their cardiac recovery journey. We believe our Cardiac Recovery System platform represents a competitive advantage, with the goal of ultimately improving the prescriber and patient experience, maximizing patient comfort and compliance, and increasing adoption of our system. In addition, our Cardiac Recovery System platform’s capabilities allow healthcare providers to identify other clinically significant arrhythmias.

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Improved energy delivery to enhance efficacy and safety. The ASSURE WCD delivers a 170 joule shock to better serve patients with higher defibrillation thresholds, compared to the competitor device which delivers a 150 joule shock. In addition, our system has a minimum defibrillation capacity of 25 shocks, providing a significant safety buffer for patients experiencing multiple cardiac events within a short time period, such as a VT storm, where a patient experiences multiple episodes of sustained VT within a short period of time.

Treatment with the ASSURE WCD

WCDs are generally prescribed by a general cardiologist, interventional cardiologist, cardiac electrophysiologist, cardiothoracic surgeon, hospitalist, nurse practitioner or physician’s assistant. The healthcare provider determines the prescription length of a WCD. Once prescribed, we are responsible for the product delivery and can support fitting and training of the patient within 24 hours of the prescription.

The ASSURE WCD is intended to be continuously worn (except when bathing or showering), and can be easily removed and put back on by the patient. Patients receive two batteries for the monitor with a minimum runtime of approximately 24 hours. Patients are instructed to always charge one battery, replacing the monitor’s battery at the end of each day. The patient is also typically provided two SensorFit Garments so they can remain protected while washing one of the garments. Our ASSURE WCD is designed to detect life-threatening rapid heart rhythms, specifically VF and VT, above a heart rate threshold programmable by the clinician. If the system determines a shock is needed to correct a heart rhythm, it will first vibrate and emit an audible alert notifying the patient they are about to receive a shock. If the patient does not respond by pressing the HeartPoint Alert Button, gel is released from the defibrillation pads onto the patient’s back and chest, and a shock is delivered to restore a normal heart rhythm without further interaction required from the patient or bystander. The ASSURE WCD will continue to analyze the patient’s heart rhythm and administer additional shocks, if needed. After a shock is delivered, we offer an additional layer of support for the patient through our ASSURE Assist services, which enables us to connect with the patient, a designated caregiver, or 911 emergency services. Our ASSURE WCD also analyzes the patient’s heart rate for very slow rhythms. When certain non-shockable rhythms are detected, the rhythm is recorded, and an alert sequence is initiated to attract bystander attention, instructing them to call 911 and perform cardiopulmonary resuscitation.

At the conclusion of the wear period, the patient returns all components of the ASSURE WCD in a pre-paid shipping box that we supply.

Our Clinical Results and Studies

We are committed to generating clinical evidence to support the safety, efficacy and benefits of the ASSURE WCD, and we will continue to invest in developing clinical evidence to further demonstrate the advantages of our system. Preclinical and human clinical safety and effectiveness data provided the basis for PMA approval of the ASSURE WCD on July 27, 2021. The evidence included an extensive series of engineering verification tests and statistically robust animal studies, followed by two investigational device exemption (“IDE”) human trials, ACE-DETECT and ACE-CONVERT. These combined studies evaluated 143 elevated risk SCA patients in the U.S. Currently, we are conducting the ACE-PAS as part of a broader on-going ASSURE Patient Registry. We believe this collection of real-world evidence will generate additional publications, continue to increase awareness of WCDs as a proven therapy for elevated risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE WCD.

Overview of Our Sponsored Clinical Trials

ACE-DETECT Trial

The ASSURE WCD Clinical Evaluation—DETECTion and Safety Study (ACE-DETECT—NCT03887052) was a multi-center, prospective, nonrandomized study at 10 sites across the U.S. The study’s primary purpose was to evaluate the false positive shock alarm rate in patients at elevated risk for SCA. Complete study design and results of ACE-DETECT were published by Poole et al. in the Journal of Cardiovascular Electrophysiology (2022), A Wearable Cardioverter Defibrillator with a Low False Alarm Rate.

A total of 130 patients with low LVEF and an active ICD were enrolled in the ACE-DETECT study. All patients had been diagnosed with a cardiomyopathy, most having severely reduced LVEF. A history of atrial fibrillation, atrial flutter or atrial tachycardia was present in nearly half of the patients and approximately half of the patients had VF/VT previously detected by their ICD.

WCD shock therapy and shock alarms were disabled, but shock alarm markers were recorded. WCD parameters were programmed to nominal settings and ICD parameters were left to the discretion of the investigator. Patients were asked to wear the ASSURE WCD as much as possible for 30 days with exceptions allowed for showering or bathing. Clinical follow-ups were conducted weekly via phone; patients returned for final follow-ups at the end of the 30-day period. Both the WCD and ICD were interrogated to collect all stored arrhythmia episodes. WCD data also captured minutes of wear per day. Patients separately reported their perceived discomfort for eight anatomical regions on the torso at baseline and final follow-up. Relative comfort and ease of use were assessed after wear by patients who had prior experience wearing the LifeVest WCD.

The primary endpoint was the false positive alarm rate compared to a pre-specified objective performance goal of 0.29 per patient-day. False positive alarms were defined as a WCD shock alarm event marker associated with a rhythm other than VF/VT. Other outcome measures included a summary of WCD and ICD detected episodes, patient use compliance and adverse events determined to be at least possibly related to the device. Other detected episode types included true positive alarms, true positive detections and missed events.

Results

The primary endpoint performance goal was achieved. Three false positive alarms occurred in the cohort of 130 patients over a total of 3,501 patient-days, or 9.6 years, of device exposure. The observed false positive alarm rate was 0.00075 per patient-day or one false positive alarm every 1,333 days. This was well below the pre-specified performance goal of 0.29 per patient-day (p<0.001), equivalent to one false positive alarm every 3.5 days.

A total of 163 WCD episodes were recorded in 18 patients. Four of these episodes in three patients were adjudicated as VF/VT, true positive detections, and were also detected by the ICD. The remaining 159 WCD episodes in 17 patients were adjudicated as other rhythm with noise, uncertain rhythm with noise or atrial flutter without noise. Of the 159 WCD episodes, 156 closed before a shock alarm event marker was recorded because the noise was resolved, or the rhythm was determined to be non-shockable. In the remaining three episodes, a shock alarm event marker (false positive alarm) was recorded. Two of these episodes occurred during a ventricular paced rhythm in one patient and one during a sinus rhythm in another patient.

The ICDs detected a total of 106 episodes in 51 patients that were adjudicated as rhythm type VF/VT. These include the four WCD true positive detections discussed above, of which three received ICD therapy. The remaining 102 episodes were not detected by the WCD as they either did not have a duration of at least 20 seconds, or the rate was less than 170 bpm, which was below the programmed detection criteria.

Compliance

Patients were asked to wear our ASSURE WCD for a period of 30 days. Due to some patients returning our ASSURE WCD after the required 30-day period, patients wore our ASSURE WCD for a median of 31 days with a median daily use of 23 hours. Approximately 95% of patients had a median daily wear time of at least 22 hours. No significant differences were found in use by age or by sex.

Safety

None of the observed adverse events were classified as serious or unanticipated adverse effects. The most frequently reported events were mild skin irritation, followed by musculoskeletal-related complaints, such as muscle strain related to carrying the monitor. One patient reported severe musculoskeletal pain related to wearing the ASSURE WCD.

Comfort

Of the 130 patients enrolled, 127 completed the comfort survey at both the outset of the study, and at end of wear for eight anatomical regions on the torso. Of these 127, 89.0% reported no or slight discomfort at baseline, and 83.5% reported no or slight discomfort at end of wear.

Twenty-one of the 130 patients who participated in our ACE-DETECT clinical trial had previously worn the LifeVest WCD. Seventy-six percent (76%) of these patients reported that our ASSURE WCD was easier to use and more comfortable than the LifeVest WCD.

ACE-CONVERT Trial

The ASSURE WCD Clinical Evaluation – Conversion Efficacy Study (ACE-CONVERT- NCT04132466) was a prospective, nonrandomized study at two sites across the U.S. The trial was designed to evaluate shock conversion efficacy of the ASSURE WCD defibrillation waveform in humans. Complete study design and results for ACE-CONVERT were published by Gleva et al. in the PLOS ONE journal (2023), Defibrillation effectiveness and safety of the shock waveform used in a contemporary wearable cardioverter defibrillator: Results from animal and human studies.

A total of 13 patients undergoing electrophysiology procedures with planned induction of ventricular arrhythmias were enrolled in the ACE-CONVERT trial. All enrolled patients underwent new ICD implant or ICD replacement. Additionally, the enrolled patients had a mix of primary etiologies of cardiovascular disease, and all had comorbidities. The mean LVEF of enrolled patients was 46.8%.

VF was induced and the ASSURE WCD defibrillation shock was delivered on physician command. If the first shock was not successful, a second shock from the ASSURE WCD was delivered. If this second shock was not successful, the commercial external defibrillator was to be used to deliver a rescue shock.

The primary endpoint was cumulative first and second shock conversion rate with a performance goal of ≥ 94% based on prior studies. Other outcome measures included the first shock conversion rate and a summary of adverse events.

Results

The primary endpoint of cumulative first and second shock efficacy for conversion of ventricular fibrillation was 100%, exceeding the 94% pre-specified performance goal. On an intention-to-treat analysis, the first shock efficacy was 84.6%. A total of 15 shocks were delivered from the ASSURE WCD in 13 patients. No patient required rescue defibrillation.

Safety

Three adverse events occurred in three subjects (23.1%). All events were mild skin irritation from the adhesive defibrillation pads and all events resolved without further sequelae.

ASSURE Patient Registry and ACE-PAS

The ASSURE Patient Registry was established to enroll patients fitted with the ASSURE WCD after PMA approval. The primary goal of the registry was to cultivate a database to support endpoint analysis for our post-approval study, ACE-PAS (ACE-PAS, NCT05135403). The secondary goal of the registry was to provide data for observational studies and real-world evidence specifically related to performance of our ASSURE WCD under its intended use. As of November 30, 2024, our ongoing registry has enrolled over 15,000 patients, and its findings further validate the results of ACE-DETECT and ACE-CONVERT.

Our latest FDA submission for ACE-PAS in July 2024, based on real-world evidence in 5,929 patients with an average age of 65, demonstrated over 95% first-shock conversion efficacy, a low false alarm rate with only 6% of our patients experiencing a false alarm, compared to 46% for the competitor’s device, and a median daily usage of 23.2 hours. In addition, nearly 10% of the patients experienced an arrythmia of which nearly 25% were related to VF/VT, with the remaining 75% attributable to other arrythmias, including atrial fibrillation and supraventricular tachycardia.

Select Independent Group Studies

The Cleveland Clinic presented two abstracts at the AHA Scientific Sessions in November 2024. The abstracts are summarized below.

Abstract #1 Initial Real-World Experience with a Novel Wearable Cardioverter Defibrillator (Tanaka-Esposito et al.)

The first abstract evaluated patient compliance and efficacy in a cohort with balanced gender representation, as well as performance of the ASSURE WCD in minimizing noise artifact leading to false alarms and unnecessary shocks. The data was gathered through a medical chart review of 55 patients prescribed the ASSURE WCD at the Cleveland Clinic between January 2023 and April 2024 as part of a retrospective analysis. All device-detected arrhythmia episodes were manually adjudicated by a Board-Certified Electrophysiologist.

The median daily wear time was 22 hours per day. Female representation was 49%, significantly greater than prior reports of competitive WCD usage. Four episodes of sustained VF/VT were detected in four patients. A single shock terminated VF/VT in two, while asymptomatic VT was diverted by the other two patients who were only aware because of the device alerting of an imminent shock. One shock for hemodynamically unstable atrial fibrillation with heart rate >200bpm was delivered and deemed necessary. There were no unnecessary shocks and no deaths occurred while wearing the ASSURE WCD. A total of 10 patients experienced a median of one alarm during the WCD wear period. Nearly 97% of the alarms were associated with a significant tachyarrhythmia, with only 3% due to noise artifact.

Patient compliance with the ASSURE WCD was high in this real-world observational study with equal representation of both sexes. The ASSURE WCD effectively terminated sustained hemodynamically significant tachyarrhythmias, emitted few false alarms due to noise, and resulted in no unnecessary shocks.

Abstract #2 Clinical Impact of Ventricular and Supraventricular Arrhythmia Detection with a Novel Wearable Cardioverter Defibrillator (Tanaka-Esposito et al.)

The second abstract evaluated the occurrence of ventricular and atrial arrhythmia detected by the ASSURE WCD and the clinical consequences of these diagnoses. The data was gathered through a medical chart review of 55 patients prescribed the ASSURE WCD at the Cleveland Clinic between January 2023 and April 2024 as part of a retrospective analysis. Rhythm classification of all device-detected and patient-initiated episodes displayed with four independent ECG channels was manually adjudicated by a Board-Certified Electrophysiologist.

Four patients (7%) had sustained VF/VT detected by the ASSURE WCD and all received a secondary prevention ICD. Notably, two patients were asymptomatic and became aware of their condition only after the device alerted them to an imminent shock. Both patients showed significant recovery of EF >35% during the wear period. Moreover, had sustained VF/VT not been detected by the ASSURE WCD for these patients, neither would have met the indication for a preventative ICD. Additionally, six patients (11%) had AF/AFL recorded by the ASSURE WCD. In three patients, AF/AFL manifested in a paroxysmal pattern, which was a new diagnosis for each of them. All were at an elevated risk for stroke with median CHADS-VaSC ≥4.

The authors concluded that in addition to its primary utility for preventing SCA, the ASSURE WCD can detect unnoticed yet clinically-significant arrhythmia. The detection of sustained ventricular arrhythmias in asymptomatic, elevated risk patients enabled secondary prevention of SCD. Similarly, documenting AF/AFL in high-risk patients could significantly reduce their risk.

Sales and Marketing

We generate revenue primarily from the lease of our ASSURE WCD as part of our Cardiac Recovery System platform. Patients are prescribed our ASSURE WCD by a healthcare provider for a specific length of time. Once an order is made, we fit the patient for the WCD in a hospital, clinic or home setting. We directly bill various third-party payors for the lease of our product for the duration of its use by patients.

Our commercial strategy and our direct sales force primarily target general cardiologists, interventional cardiologists, cardiac electrophysiologists, and advanced practice providers within hospitals and clinics in the U.S., as these represent the primary healthcare providers managing the care of patients at elevated risk of SCA and who typically make decisions regarding WCD prescriptions. Our sales, marketing and product education efforts are focused on capturing market share and driving adoption by offering healthcare providers an innovative, safe and effective WCD alternative.

Our commercial team is comprised of approximately 70 direct sales representatives as well as 40 sales and clinical support professionals as of November 2024 with deep expertise in cardiac rhythm management as well as established relationships in the cardiology and electrophysiology fields. This team is responsible for developing sales territory business plans, targeting and opening new accounts, and driving adoption of our Cardiac Recovery System platform. Once a healthcare provider prescribes our ASSURE WCD to a patient, our direct sales team is supported by a contracted team of over 250 APSs who assist patients with fitting and training. These specialists assist with fitting patients with the appropriate size and gender-specific option of the ASSURE WCD and provide training on its proper wear and use. At fitting, we deliver our ASSURE WCD from our distribution network to the patient. When a patient’s wear time has concluded, the device is returned for reprocessing and reintroduction into the distribution network.

We estimate that there are approximately 2,700 hospitals in the U.S. that actively prescribe WCDs as of November 30, 2024. We further estimate that approximately 80% of U.S. WCD prescription volume is generated by approximately 30% of these hospitals. We have initially focused on establishing key customer accounts and expansion into high WCD-volume areas. We plan to continue to further scale our commercial team to reach a wider range of healthcare providers across the entire U.S. Our commercial team has been successful at driving adoption of the ASSURE WCD, with more than 500 hospitals, ranging from top academic medical centers to community hospitals, actively prescribing our system as of November 30, 2024. As healthcare providers gain experience with our ASSURE WCD, we expect to capture more volume and further establish the WCD as the standard of care protection for patients at elevated risk of SCA.

Having established our commercial presence in the U.S., one of our future initiatives is to expand internationally where similar unmet patient needs remain. The prevalence of single payor health systems outside of the U.S. provides an opportunity to efficiently penetrate large pools of net new eligible lives. We are currently planning to pursue CE Mark approval in Europe and, in the future, intend to strategically commercialize in select international countries. We anticipate Western Europe to be our initial focus due to favorable market dynamics.

Third Party Coverage, Reimbursement and Payor Relations

We derive nearly all our revenue from the direct billing of various third-party payors, including Medicare, Medicaid, private payors and other healthcare-related organizations, for the lease of our ASSURE WCD to patients as part of our Cardiac Recovery System platform. Additionally, any costs associated with our solution that are not covered by third-party payors, such as co-payments, are billed directly to the patient by our team.

We have strong, established payor relationships, including some of the largest private payors in the U.S. Based on our estimates, we are contracted or enrolled as an in-network healthcare provider with payors currently covering over 270 million lives. These contracts allow us to be an in-network healthcare provider for patients, enabling them to access our system at a competitive rate and copay. These established payor relationships reduce our administrative burden in authorization and billing for our ASSURE WCD. Our payor relationships are supported by our revenue cycle management platform, which streamlines reimbursement processes by ensuring claims are accurately prepared and submitted according to individual payor requirements, facilitating timely collections. These capabilities are an important element in our strategy to increase operational efficiency and support both patient and healthcare provider satisfaction.

WCDs are reimbursed as Durable Medical Equipment under the DMEPOS Fee Schedule and our ASSURE WCD is eligible for payment under the existing HCPCS code K0606. The ASSURE WCD is the only WCD officially code-verified by the Medicare PDAC. Code K0606 falls under the Capped Rental monthly reimbursement rate for lease payments. K0606 is a valid 2024 HCPCS code defined as an automated defibrillator, with integrated ECG analysis, garment type. The Medicare allowable for code K0606 is approximately $3,436 per month as of January 2024, while the maximum Medicare allowable over the course of their lease is approximately $34,360. The standard patient co-insurance is 20%. We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE WCD. Reimbursement rates for WCDs have shown favorable trends, with published Medicare reimbursement rates having increased at a CAGR of 5.4% from 2021 to 2024.

Private payor reimbursement rates are generally in line with Medicare rates and vary based on several factors, including but are not limited to, the payor, geographic location, and contract terms. Most large, national payors have established coverage policies in place to cover WCD therapy.

Outside the U.S., reimbursement levels vary by country and by region. Some countries or regions may require us to gather additional clinical data before granting coverage and reimbursement for our ASSURE WCD. We intend to work with payors to obtain coverage and reimbursement approval in countries and regions we intend to enter in the future, including select countries in Western Europe such as Germany and France. We estimate that these two countries include approximately 600,000 WCD-indicated patients, representing a sizeable opportunity for our international expansion.

Research & Development

We are committed to investing in research and development activities to advance our Cardiac Recovery System platform as well as develop and commercialize next-generation products. Over a decade of investment in our research and development capabilities has resulted in a highly experienced and capable innovation engine. Designed as a scalable platform, our Cardiac Recovery System platform supports future extensions and enhancements, enabling the integration of new therapeutic and diagnostic capabilities to support our existing fleet of ASSURE WCDs. The platform also enables data collection from patients that will support training of automated algorithms to detect and predict clinically relevant events. We also intend to leverage the Class I nature of our broader suite of digital solutions to continually enhance the digital capabilities of our Cardiac Recovery System platform, offering greater data transparency, diagnostic flexibility, and workflow efficiency.

Through the ASSURE Patient Registry, we are maximizing the utility of this system to collect and leverage aggregated, de-identified data to build clinical evidence and support innovations in prediction, prevention, and therapy. For example, we aim to develop advanced capabilities to deliver personalized clinical decision support. Our efforts to continuously innovate reflect our vision of leveraging our unique capabilities to deliver smarter, more effective solutions for cardiac patients.

In addition to serving high-acuity patient populations, we believe we are positioned to expand our offerings to a broader range of cardiac patients, including those with previously undiagnosed atrial fibrillation, advanced hypertension, and other cardiac conditions. Our long-term vision is to deliver a comprehensive and cohesive ecosystem of monitoring, diagnostics, and therapy that seamlessly supports patients as their health conditions evolve. The launch of our ASSURE wearable ECG is the first step in this effort, designed for patients no longer indicated for a WCD but who still require monitoring, patient support, and connectivity.

We have established a tenured and dedicated research and development team comprised of highly skilled engineers and program managers with extensive experience in external and implantable defibrillation, as well as more than a decade of experience creating our next generation wearable medical device. In addition, we have strong software development resources capable of innovating advanced algorithms, user interfaces, and connectivity solutions to enhance the functionality and user experience of our Cardiac Recovery System platform.

For the fiscal years ended April 30, 2023 and 2024, our research and development expenses were $15.8 million and $15.5 million, respectively.

Manufacturing and Supply

We utilize third-party manufacturing and supply partners to manufacture our ASSURE WCD and its components. We believe outsourcing the manufacture of our ASSURE WCD provides the expertise and capacity required to effectively and efficiently scale production based on the demand. We select our third-party partners to ensure that our ASSURE WCD and its components are of the highest quality and adhere to all applicable regulations. We employ a rigorous manufacturing and supplier partner assessment, qualification, and selection process to target partners that meet the requirements of the FDA and the International Organization for Standardization, as well as quality standards supported by internal policies and procedures. Our quality assurance program monitors and maintains manufacturing and supplier partner performance through qualification and periodic reviews and audits. Our tier one third-party manufacturing and supplier partners, which supply our SensorFit Garment and assemble our ASSURE WCD, are also independently audited by the FDA. We rely on a single or limited number of suppliers for certain components of our ASSURE WCD. We seek to manage single-source supplier risk by regularly assessing the quality and capacity of our partners, as well as by qualifying alternative partners and developing contingency plans for responding to disruptions.

Our third-party manufacturing and supplier partners inspect, test, and assemble our ASSURE WCD and its components under strict manufacturing processes supported by internal policies and procedures. Our third-party partners are all in compliance with current Good Manufacturing Practice regulations applicable to our ASSURE WCD. Both of our tier-one third-party manufacturing and supplier partners are headquartered in the U.S. and provide products from their facilities based in the U.S.

We utilize a lease business model where certain components of our ASSURE WCD are reused for multiple patients. At the end of a prescription, the patient ships our ASSURE WCD back to our third-party manufacturing partner, who disposes of the single-use items, such as our SensorFit Garment, and then inspects, tests, and recertifies the other components for use by another patient. The reusable nature of our ASSURE WCD allows each device to be deployed multiple times, thereby reducing the ongoing demand for new inventory. These reconditioning processes are validated and FDA approved. We also have preventative maintenance and repair processes that can further extend the life each ASSURE WCD.

We utilize an inventory distribution strategy where we pre-emptively deploy our ASSURE WCD and its components to a central distribution location, as well as 12 additional strategically-located third-party warehouses across the U.S. This is done to ensure our ASSURE WCD is available for immediate use no matter where a patient is located. Inventory stock is allocated based on historical ASSURE WCD utilization in that territory, as well as sales forecasting to account for growing demand. Using this strategy, ASSURE WCD components are typically replenished within a 24-hour window. We believe this distribution model optimizes the availability of our ASSURE WCD inventory, supports growth, and minimizes the impact of localized weather, transportation delays, or other disruptions.

Our tier-one third-party manufacturing and supplier partners also operate facilities in Asia and Europe, equipped with localized manufacturing and reconditioning capabilities. These facilities can leverage our proven systems and processes in the U.S. to support our future international needs.

Competition

We believe that our Cardiac Recovery System platform, including our ASSURE WCD and wearable ECG, provide us with an advantage relative to other competing solutions. However, our currently marketed products and any future products we commercialize will be subject to competition. The WCD market has historically been served by a single incumbent commercial product, the LifeVest WCD marketed by ZOLL Medical Corporation.

We are aware of one privately-held potential new entrant which is developing an adhesive-based external defibrillator that has yet to receive FDA approval. We remain confident that our Cardiac Recovery System platform will continue to be advantaged in the market due to our differentiated and integrated features enabling superior patient comfort, compliance, connectivity and support.

We believe that the primary factors in developing a competitive WCD include:

•	product safety and effectiveness;

•	detection algorithm sensitivity, specificity and false alarm rate;

•	patient physical and psychological comfort and ease of use;

•	ability to integrate within the patient monitoring ecosystem;

•	quality, breadth and ongoing generation of clinical evidence;

•	technological innovation, product enhancements and speed of innovation;

•	capital required to achieve PMA approval as well as to facilitate post-commercial initial inventory; and

•	regulatory status and speed to market.

Additionally, we believe that the following factors are required to commercially compete in the WCD market:

•	patient and healthcare provider connectivity and engagement;

•	post-event monitoring and emergency support;

•	effective marketing to and education of patients, physicians, other healthcare providers and hospitals;

•	company, product and brand recognition;

•	device reusability and durability;

•	reimbursement and payor coverage;

•	complexity in building up the RCM capabilities and logistics to support broad-based;

•	commercialization and service levels; and

•	recruitment and retention of a qualified and experienced sales force.

Intellectual Property

In order to remain competitive, we must develop and maintain protection for the proprietary aspects of our technologies. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality and invention assignment agreements to protect our intellectual property rights. The protection of intellectual property has been and remains a priority for us.

We rely on utility patent, design patent or other similar protection and registration mechanisms through various jurisdictions that relate to our ASSURE WCD. As of the date of this prospectus, we have rights to 220 issued U.S. and foreign patents and 137 pending published and unpublished U.S. and foreign patent applications. Assuming all required fees and other charges are paid, the earliest expiry date for issued patents owned or used by us is in July 2025.

We rely on trademarks, service marks, trade names and brand names, such as our registered or applied for trademarks for the marks ASSURE, CARDIAC RECOVERY SYSTEM, KESTRA and KESTRA CARESTATION to distinguish our products from the products of our competitors. We have registered or applied for the ASSURE mark in the United States and selected locations internationally, but we may be unable to obtain, maintain, protect or enforce our trademarks in the markets where we currently or may in the future operate.

We also rely upon trade secrets, know-how, continuing technological innovation, and licensing opportunities, to develop and maintain our competitive position. However, trade secrets and know how may be difficult to protect. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with third party contract manufacturers, suppliers, employees, consultants and others who may have access to proprietary information that we own or license for use.

There is no active litigation involving any of our patents or other intellectual property rights and we have not received any notices of patent infringement. We may be required to enforce or defend our intellectual property rights against third parties in the future. For additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us, see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Our products and our operations are subject to extensive and ongoing regulation by the FDA, the CMS and other federal and state authorities in the United States. Regulations cover virtually every critical aspect of a medical device company’s business operations, including research activities, product development, quality and risk management, contracting, reimbursement, medical communications, and sales and marketing. In addition, we are subject to regulation by CMS, state law, and private payor requirements as a DME supplier with respect to our product leasing and payor billing operations. In the United States, the Federal Food, Drug and Cosmetic Act (the “FDCA”) and the implementing regulations of the FDA govern, among other things, product design and development, pre-clinical and clinical testing, premarket notifications and clearance or approval, investigational device exemption, establishment registration and device listing, product manufacturing, quality systems, import and export, product labeling, product storage, medical device reporting, recalls and field safety corrective actions, advertising and promotion, revenues and distribution, and post-market surveillance (including complaint handling and adverse event reporting). Our business is subject to various federal, state and local regulations, including, but not limited to, ISO 13485, ISO 14971 and the FDA’s QSR contained in 21 CFR Parts 801, 803, 807, 812, 814, and 820.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification under Section 510(k) of the FDCA or a PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, establishment registration and product listing, reporting of adverse events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, special labeling requirements, post-market surveillance, patient registries and FDA product-specific guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device.

Devices deemed by the FDA to pose the greatest risks, such as life-sustaining or life-supporting devices, those that are of substantial importance in preventing impairment of human health, or which present a potential unreasonable risk of illness or injury, are placed in Class III, requiring approval of PMA. The PMA process is more stringent, time-consuming and expensive than the 510(k) clearance process. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

Our ASSURE WCD is a Class III device that has received a PMA. For the purpose of our PMA, our digital health platform is separate from our ASSURE WCD and is treated as a FDA Class I 510(k)—exempt device.

510(k) Clearance Marketing Pathway

The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or another commercially available device that was cleared through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. FDA collects user fees for certain medical device submission and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is not “substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirement as described below. After a device receives 510(k) clearance or de novo classification, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. In these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

De Novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the Food and Drug Administration Safety and Innovation Act (the “FDASIA”) manufacturers may request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees.

Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that General Controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.

PMA Pathway

Class III devices require a PMA before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA application, the applicant must demonstrate that the device is safe and effective, and the PMA application must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. The PMA process is burdensome, and in practice, the FDA’s review of a PMA application may take up to several years following initial application.

Following receipt of a PMA application, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be safe, effective, reliable or accurate to the FDA’s satisfaction;

•	the data from pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a preapproval inspection of the applicant, its clinical trial data and clinical sites, as well as its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with FDA requirements, including the Quality System Regulation, or QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported a PMA or requirements to conduct additional clinical studies post-approval. The FDA may condition a PMA on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA application are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical Trials

Clinical trials are almost always required to support a PMA application and are sometimes required to support a 510(k) submission. We completed clinical trials for our ASSURE WCD in March 2020 and received our PMA for our ASSURE WCD on July 27, 2021 We are currently engaged in a post-approval clinical study of our ASSURE WCD and may in the future engage in additional clinical trials and other clinical initiatives to support additional indications and stronger guideline recommendations for WCD therapy and to obtain regulatory approvals to market our products in new markets. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements and obtain Institutional Review Board, or IRB approval when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an IRB for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient and does not require an IDE application, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. The FDA’s approval of an IDE application allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with applicable FDA regulations including for example those that govern good clinical practices, IRB review, investigational device labeling, prohibitions on promotion, and recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. Clinical trials that meet certain requirements must be entered into the clinical trials registry at clinicaltrials.gov.

The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate expected;

•	patients, sponsor or study sites do not comply with trial protocols;

•	patient follow-up is not at the rate expected;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

•	IRBs and third-party clinical investigators may delay or reject the trial protocol;

•

third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

•

the sponsor or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

•

third-party clinical investigators have significant financial interests related to the sponsor or the study that the FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;

•	regulatory inspections of our clinical trials, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers and suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process, as well as maintain various records;

•

labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for uncleared, unapproved or “off-label” uses and impose other restrictions on labeling;

•	requirements related to promotional activities;

•	FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of a supplement for certain modifications to PMA devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with the federal law and regulations requiring Unique Device Identifiers (“UDI”) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (“GUDID”);

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Additionally, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

The FDA has broad regulatory compliance and enforcement powers. Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include any of the following sanctions or consequences:

•	warning letters or untitled letters that require corrective action;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in approving or refusal to approve future products;

•	suspension or withdrawal of FDA 510(k) clearance or PMAs that have already been granted;

•	product recall, withdrawal, administrative detention or seizure;

•	interruption of production, including partial suspension or total shutdown;

•	operating restrictions, including refusal to grant export approvals for devices being shipped to foreign markets;

•	injunctions, consent decrees; and

•	criminal prosecution.

We and our contract manufacturers, specification developers and some suppliers of components of our products, are also required to comply with current good manufacturing practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down such manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Fraud and Abuse Laws

In addition to FDA restrictions, there are numerous federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Federal Anti-Kickback and Self-Referral Laws

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a review of all its relevant facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of (or purchases, or recommendations related to) federal healthcare covered business, the Anti-Kickback Statute has been implicated and potentially violated.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which do not have the same exceptions and apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs. Further, the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act (“PPACA”). Specifically, under the Anti-Kickback Statute, the government must prove the defendant acted “knowingly” to prove a violation occurred. The PPACA added a provision to clarify that with respect to violations of the Anti-Kickback Statute, “a person need not have actual knowledge” of the statute or specific intent to commit a violation of the statute. This change effectively overturns case law interpretations that set a higher standard under which prosecutors had to prove the specific intent to violate the law. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

We plan to provide the initial training to providers and patients necessary for appropriate use of our ASSURE WCD through training and educating patients, cardiologists, cardiac electrophysiologists, key opinion leaders from these disciplines and medical societies. We may hire or contract with a network of patient care specialists to assist with fitting and training patients and such specialists will be reimbursed for their services at fair market value.

Noncompliance with the federal Anti-Kickback Statute could result in our exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, and civil and criminal penalties.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. We believe that we have structured our provider arrangements to comply with current Stark Law requirements. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies under the Federal False Claims Act. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

There are other federal anti-fraud laws that that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Additionally, HIPAA established two federal crimes in related to healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Civil Monetary Penalties Law

In addition to the Anti-Kickback Statute and the civil and criminal False Claims Acts, the federal government has the authority to seek civil monetary penalties (“CMPs”), assessments, and exclusion against an individual or entity based on a wide variety of prohibited conduct. For example, the Civil Monetary Penalties Law authorizes the imposition of substantial CMPs against an entity that engages in activities including, but not limited to: (1) knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way; (2) knowingly giving or causing to be given false or misleading information reasonably expected to influence the decision to discharge a patient; (3) offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services; (4) arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; (5) knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary; or (6) using a payment intended for a federal health care program beneficiary for another use. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs.

State Fraud and Abuse Provisions

Many states have also adopted some form of anti-kickback and anti-referral laws and a false claims act. We believe that we are in compliance with such laws. Violations of state fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from state healthcare programs, disgorgement, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Physician Payment Sunshine Act

Transparency laws regarding payments or other items of value provided to healthcare providers and teaching hospitals may also impact our business practices. The federal Physician Payment Sunshine Act requires most medical device manufacturers to report annually to the Secretary of Human Health Services financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. We will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties.

Data Privacy and Security Laws

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information, applicable to health plans, healthcare clearinghouses and certain health care providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. In performing our activities as a DME supplier, we are a covered entity under HIPAA, and as a result, must implement a HIPAA privacy and security program in accordance with HIPAA requirements. In addition, we are a business associate with respect to our billing distribution partnership with a third-party DME provider, to which we will provide assistance with preparing and reviewing claims to be submitted to payors, and as a result, must comply with the HIPAA privacy and security requirements set forth in our business associate agreement. With regard to our other operations, we are not a covered entity or a business associate, though we may be subject to certain HIPAA requirements in our collection of individually identifiable health information from patients. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, for example, affords California residents expended privacy rights and provides for civil penalties for violations and a private right of action related to certain data security breaches; and Washington’s My Health My Data Act (“MHMDA”) extends privacy protections for Washington residents for health data beyond what HIPAA covers, granting Washington residents with more control over their health data by allowing them to access, delete, and restrict its use. Similar legislations have been advanced in other states as well as in Congress.

The Federal Trade Commission (the “FTC”) also has authority to initiate enforcement actions against entities that mislead customers about HIPAA compliance, make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information, or engage in other unfair practices that harm customers or that may violate Section 5 of the FTC Act. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce under the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities.

Our business is also subject to the Bermuda Personal Information Protection 2016 Act (“PIPA”). The PIPA regulates how any organization in Bermuda may use personal information. PIPA will be brought fully into effect on January 1, 2025. After this date, organizations in Bermuda will be required to comply with a combination of principle based and prescriptive rules. Prescriptive rules for in scope organizations (i.e., those that use personal information, noting “use” is broadly defined) include a requirement to only use personal information where a legal condition applies, a requirement to appoint a data privacy officer, a requirement to provide all individuals with a privacy notice that must contain at a minimum certain required information and requirement to understand and comply with individual rights around access, rectification and erasure.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations, research protocols, and other obligations, any actual or perceived failure by us or our employees, representatives, contractors, consultants, or other third parties to comply with such requirements or adequately address data privacy and security concerns, even if unfounded, could result in, among other adverse impacts, damage to our reputation, loss of customer confidence in our security measures, withdrawal or withholding of customer consent for using patient data, government investigations, and enforcement actions and litigation and claims by third parties, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

U.S. Centers for Medicare and Medicaid Services; Coverage and Reimbursement

In the United States, our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payers provide coverage for and establish adequate reimbursement levels for our products and related services. Medicare is a federal program administered by CMS through fiscal intermediaries and carriers. Available to individuals aged 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products, supplies and services. In general, in order to be reimbursed by Medicare, a healthcare product or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting Medicare coverage and reimbursement relative to our products could have a material effect on our performance.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement varies from state to state and is subject to each state’s budget restraints. Changes to the coverage, method or level of reimbursement for our products may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers, including those paid for our products.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. With respect to our ASSURE WCD, and any other product candidates we may develop, to the extent they are approved, the distribution of our ASSURE WCD and other future product candidates will depend, in part, on the extent to which third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the accuracy of claims and overall cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive clinical studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our revenues, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products.

For example, in March 2010, the Affordable Care Act (the “ACA”) was enacted in the United States. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. On June 17, 2021, the United States Supreme Court dismissed this challenge to the ACA without specifically ruling on its constitutionality.

On January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA -mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare reform measures to be adopted in the future, particularly in light of the new Trump administration which has stated its intent to make some changes to the regulatory landscape overseen by, for example, the HHS, including the FDA, any of which could, among others, change product approval pathways, or limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

Cost Containment Measures

Our products are directly distributed by our sales personnel to our healthcare provider customers. We may be directly reimbursed by third-party payors, including Medicare, Medicaid, private payors and other healthcare-related organizations, for the lease of our devices. There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products.

On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On April 14, 2021, the Act to Prevent Across-the-Board Direct Spending Cuts, and for Other Purposes, extended the sequestration suspension from April 1, 2021 to December 31, 2021.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, recently, under the former Trump administration, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. At this time, it is unclear whether the current administration will continue to pursue legislative and/or administrative measures to control product costs.

Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. CMS also continues to implement a competitive bidding program (“CBP”) enacted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 that applies to certain suppliers of durable medical equipment, prosthetics, orthotics and supplies. Under the CBP, suppliers that operate in a designated bidding area are required to submit electronic bids for certain products; CMS awards contracts to suppliers that offer the best price and meet applicable quality and financial standards. At this time, it is unclear whether the CBP will have an impact on the pricing or the commercialization of our current or future products.

Team Members and Human Capital Resources

As of November 30, 2024, we had over 300 team members, all of which were located in the United States. None of our team members is subject to a collective bargaining agreement or represented by a trade or labor union, and we have not experienced any material work stoppages to date. We consider our relationship with our team members to be good, and we are committed to inclusion and policies and procedures to maintain a safe work environment.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our team members. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and who provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified sales managers and other skilled employees, who possess technical expertise in operations, scientific knowledge, engineering and quality management experience, in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified executives. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

Facilities

Our principal office is located at 3933 Lake Washington Blvd Northeast, Suite 200, Kirkland, Washington 98033, where we lease approximately 16,700 square feet of office space. We lease this space under a lease that terminates on April 30, 2029. We intend to add new facilities as we expand, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Brian Webster	61	President, Chief Executive Officer, and Director
Traci S. Umberger	61	General Counsel, Chief Administrative Officer, and Director
Vaseem Mahboob	55	Chief Financial Officer
Phillip D. Foshee, Jr.	68	Senior Vice President of Research & Development
Debra Schotz	55	Senior Vice President of Marketing
Jeffrey Laub	54	Senior Vice President of Supply Chain Operations
Christopher Gordon	51	Director
Orly Mishan	52	Director
Jeffrey Schwartz	46	Director
Mary Kay Ladone	58	Director
Toby AuWerter	37	Director
Raymond W. Cohen	65	Director
Kevin Reilly	34	Director
Maxwell Bikoff	39	Director
Francesco Draetta	40	Director

Brian Webster is our Founder, President and Chief Executive Officer and is a Director on our Board of Directors. Mr. Webster has served in these roles at Kestra Medical Technologies, Ltd. since 2021 and at West Affum Intermediate Holdings, West Affum Holdings and Kestra Medical Technologies since 2020, 2018 and 2016, respectively. Mr. Webster has over 32 years in the medical device industry, including 10 years as President and Chief Executive Officer of Physio-Control, Inc. Mr. Webster was a founder of our company and has been building the company since 2014, when the company became fully independent from Physio Control Inc. Mr. Webster previously held executive positions including Vice President roles in operations, sales, and marketing at Physio-Control. Mr. Webster brings broad knowledge of emergency medicine, the cardiac field, and the external defibrillation industry. Mr. Webster received his Bachelor of Arts in Business from the University of Puget Sound and his M.B.A. from Seattle University. We believe Mr. Webster is qualified to serve on our Board of Directors based on his knowledge of our company through his role as our President and Chief Executive Officer.

Traci S. Umberger is our Co-Founder, General Counsel and Chief Administrative Officer and is a Director on our Board of Directors. Ms. Umberger has served in these roles at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2016. Ms. Umberger was a founder of our company and has been building the company since 2014 when the company became fully independent from Physio Control, Inc. Ms. Umberger has responsibility for the company’s Legal, Compliance, and Human Resources functions. Ms. Umberger has over 34 years of life sciences representation, including 10 years as General Counsel and Chief Administrative Officer at Physio-Control, Inc. Prior to going in-house, Ms. Umberger practiced in the areas of commercial and healthcare litigation, representing physicians and hospitals. Ms. Umberger received her Bachelor of Arts in Psychology/English from the University of British Columbia and her J.D. from the University of British Columbia. We believe Ms. Umberger is qualified to serve on our Board of Directors based on her extensive legal career to date and knowledge of our company through her role as our General Counsel and Chief Administrative Officer.

Vaseem Mahboob is our Chief Financial Officer. Mr. Mahboob has served in this role at Kestra Medical Technologies, Ltd. since 2021. Mr. Mahboob has over 23 years of finance leadership experience. Prior to joining our company, Mr. Mahboob served as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of DIH Technology Ltd. from 2020 to 2021. From 2015 to 2020, Mr. Mahboob served as the Chief Financial Officer of ENDOLOGIX Inc. ENDOLOGIX Inc. filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the Northern District of Texas in July 2020. Mr. Mahboob was also a member of the board of directors and the audit committee chair for INSYS Therapeutics from 2018 to 2019. Prior to ENDOLOGIX Inc., Mr. Mahboob held various positions at GE Healthcare, including as the Chief Financial Officer of the Global Magnetic Resonance Business from 2006 to 2010, as Chief Financial Officer of the Global Ultrasound Business from 2010 to 2012, as Chief Financial Officer of the Eastern and African Growth Markets from 2013 to 2015 and as Chief Financial Officer of GE Healthcare IT from June 2015 to September 2015. Mr. Mahboob received his B.A. in Engineering for Computer Science from the Bangalore University and his M.B.A. in Financial Markets and Institutions and Information Systems from the Jacobs School of Management at the State University of New York.

Phillip D. Foshee, Jr. is our Senior Vice President of Research & Development. Mr. Foshee has served in this role at Kestra Medical Technologies since 2016. Mr. Foshee has over 40 years of research and development experience. Twenty-eight of those years were in leadership roles at medical device companies. Prior roles include serving as general manager from 1998 to 2010 of Boston Scientific’s Redmond, Washington design center and leading product development of the Metrix implantable atrial defibrillator from 1991 to 1998 as the Vice President of Research & Development at InControl. Mr. Foshee received his B.S. in Electrical Engineering and his M.S. in Mechanical Engineering from Auburn University, Alabama.

Debra Schotz is our Senior Vice President of Marketing. Ms. Schotz has served in this role at Kestra Medical Technologies, Ltd. since 2023. Since 2022, Ms. Schotz has been the vice chairman of the board of directors Swedish Hospital (part of Endeavor Health) and was a member of the board of directors of Swedish Hospital from 2017 to 2022. From 2022 to 2023, Ms. Schotz was the chief operating officer of Musculo, a post-seed startup. Prior to that, Ms. Schotz was a Vice President and General Manager at Baxter International Inc. from 2021 to 2022. From 2018 to 2021, Ms. Schotz held various roles at Hill-Rom Holdings, Inc (“Hillrom”), including as Vice President of global marketing and business development from 2020 to 2021 and as Vice President of global marketing for patient support systems from 2018 to 2020. Ms. Schotz has over 30 years in the medical device industry, primarily in high volume consumable and capital products, with roles in marketing, business development and general management. She has extensive experience in new product development and commercialization. Ms. Schotz received her B.S. in Marketing from Indiana University Bloomington and her M.B.A. from DePaul University.

Jeffrey Laub is our Senior Vice President of Supply Chain Operations. Mr. Laub has served in this role at Kestra Medical Technologies, Ltd. since 2020. Mr. Laub has spent over 26 years as a commercial, operations, supply chain, quality, regulatory and services executive in the medical device industry. Prior to joining our company, Mr. Laub served as President and Chief Operating Officer of Ventec Life Systems, Inc. from 2019 to 2020, and was also a member of their board of directors. Prior to joining Ventec Life Systems, Inc., Mr. Laub served in multiple capacities at Physio-Control, Inc. from 2003 to 2019, including most recently as their Vice President and General Manager, Commercial Operations and ProCare, from 2018 to 2019. Mr. Laub is also a retired Naval Officer. Mr. Laub received his B.S. in Business Management from the University of Phoenix and his M.B.A. from Washington State University.

Christopher Gordon is a Director on our Board of Directors. Mr. Gordon has served in this role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2016. Mr. Gordon co-heads Bain Capital Private Equity’s North America private equity business and leads Bain Capital Private Equity’s healthcare team. Mr. Gordon has been actively involved in and served on the boards of a wide spectrum of healthcare companies in which the firm has made investments in and currently serves on the board of directors of Aveanna Healthcare Holdings Inc. (Nasdaq: AVAH). Mr. Gordon previously served on the board of directors of Cerevel Therapeutics Holdings, Inc. (Nasdaq: CERE), Grupo NotreDame Intermédica, Surgery Partners, Inc. (Nasdaq: SGRY), IQVIA Holdings Inc. f/k/a Quintiles Transnational Holdings Inc. (NYSE: IQV), HCA Healthcare, Inc. (NYSE: HCA), and Acadia Healthcare Company, Inc. (Nasdaq: ACHC). Mr. Gordon is also a founding director of the Healthcare Private Equity Association. Mr. Gordon received his A.B. in Economics from Harvard College and his M.B.A. from Harvard Business School where he was a Baker Scholar. We believe Mr. Gordon is qualified to serve on our Board of Directors based on his expertise and prior experience as a director of a number of healthcare companies.

Orly Mishan is a Director on our Board of Directors and has served in such role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2017. Ms. Mishan has also been a managing director at Perceptive Advisors since 2022 and has over 25 years of medical products industry experience. Prior to joining Perceptive, Ms. Mishan served as Chief Business Officer of Cerevel Therapeutics from 2019 to 2021, as a principal from 2017 to 2019 and as an advisor from 2019 to 2020 of Bain Capital Life Sciences (“BCLS”), as Vice President of corporate strategy of Biogen, Inc. from 2015 to 2017, and held various leadership positions at Boston Scientific from 2004 to 2014. As part of the founding team of BCLS, Ms. Mishan joined the board of directors of Kestra Medical after leading BCLS’ investment in Kestra in 2017. Ms. Mishan received her B.A. from Columbia College, Columbia University. We believe Ms. Mishan is qualified to serve on our Board of Directors based on her extensive experience in corporate strategy, transactions, restructuring, product development, program management and technical operations.

Jeffrey Schwartz is a Director on our Board of Directors and has served in such role since 2023. Mr. Schwartz joined Bain Capital in 2004 and has been a partner of its life sciences team since 2016. Prior to co-founding Bain Capital’s Life Sciences fund, he was a member of Bain Capital’s Private Equity team from 2004 to 2016, where he focused on healthcare investments. Mr. Schwartz previously served as an equity research analyst at Lehman Brothers, where he was focused on the aerospace and defense industries working in both New York and London. Mr. Schwartz has over 20 years of investing experience. Mr. Schwartz currently serves on the board of directors of Rapid Micro Biosystems, Inc. (Nasdaq: RPID). Mr. Schwartz previously served on the board of directors of BCLS Acquisition Corp. (a special purpose acquisition company) and SpringWorks Therapeutics, Inc. (Nasdaq: SWTX). Mr. Schwartz graduated from Yale University where he majored in economics and received his MBA from The Wharton School at the University of Pennsylvania, where he was a Palmer Scholar. We believe Mr. Schwartz is qualified to serve on our Board of Directors based on his experience in advising and supporting the growth and development of companies in the healthcare industry.

Mary Kay Ladone is a Director on our Board of Directors and has served in such role since 2022. Ms. Ladone previously served as senior vice president of corporate development, strategy and investor relations at Hill-Rom Holdings, Inc. from 2018 to 2022, and vice president of investor relations at Hillrom from 2016 to 2018. Prior to Hillrom, Ladone served as senior vice president and corporate officer, investor relations of Baxalta, Inc., a global biopharmaceutical company, from 2015 to 2016. She began her career in finance at Baxter International, Inc., and served in several progressive financial, operational and communication roles at Baxter International, Inc. from 1988 to 2015. Ms. Ladone currently serves on the board of directors of Novanta Inc., Bioventus LLC and Inogen, Inc. Ms. Ladone is an accomplished executive with over 30 years of experience serving large global healthcare companies. Ms. Ladone received her B.B.A. degree in Finance and Business Economics, cum laude, from the University of Notre Dame. We believe Ms. Ladone is qualified to serve on our Board of Directors based on her extensive experience working with large global healthcare companies.

Toby AuWerter is a Director on our Board of Directors and has served in such role since 2023. Mr. AuWerter has been an investment director of Endeavour Vision since 2020. Mr. AuWerter focuses on medical technology and digital health and has more than fifteen years of experience working with medical technology companies across corporate, commercial, and research and development strategy. Previously, Mr. AuWerter served as an engagement manager at McKinsey & Company from 2017 to 2020 specializing in therapeutic areas including cardiovascular products. Mr. AuWerter currently serves on the board of directors of Nalu Medical, Inc. Mr. AuWerter received his BSE in Biomedical Engineering from Duke University and his M.B.A. in Health Care Management from The Wharton School at the University of Pennsylvania. We believe Mr. AuWerter is qualified to serve on our Board of Directors based on his extensive experience working with medical technologies companies.

Raymond W. Cohen is a Director on our Board of Directors and has served in such role since 2024. Prior to joining the Company, from 2013 to 2024, Mr. Cohen served as the Chief Executive Officer and a member of the board of directors of Axonics, Inc. (Nasdaq: AXNX), a medical device company with implantable technologies to treat bladder and bowel disorders. Mr. Cohen currently serves as a venture advisor to Andera

Partners and serves as the chairman of the board of directors of BiVACOR, Inc and SoniVie Ltd. Previously, he served as chairman of BioLife Solutions Inc. (NYSE: BLFS) and served on the board of directors of Spectrum Pharmaceuticals Inc. (Nasdaq: SPPI) and Axonics, Inc. (Nasdaq: AXNX). Mr. Cohen received his B.S. in Business Management from Binghamton University. We believe Mr. Cohen is qualified to serve on our Board of Directors based on his management experience of a medical device company and prior experience as a director of a number of healthcare companies.

Kevin Reilly is a Director on our Board of Directors and has served in such role since 2024. Mr. Reilly joined Ally Bridge Group in 2021 and since 2021, has been a managing director and head of medtech for the private equity strategy focused on transactions across healthcare subsectors. Before joining Ally Bridge Group, from 2014 to 2021, he was a principal at CRG, a healthcare investment management firm providing growth capital to companies through the form of long-term debt and equity. Mr. Reilly began his career in the Healthcare Investment Banking Group at Stifel Nicolaus. Mr. Reilly holds a B.S. in Finance and Information Systems from the University of Maryland. We believe Mr. Reilly is qualified to serve on our Board of Directors based on his experience investing in healthcare companies and prior experience as a director of a number of healthcare companies.

Maxwell Bikoff is a Director on our Board of Directors and has served in such role since 2024. Mr. Bikoff is a managing director at Longitude Capital, which he joined in 2016. He currently serves on the board of Polares Medical and is a board observer at Bolt Medical. He previously served as a board observer at Amphora (which has been acquired), Ceribell (Nasdaq: CBLL), Eargo (Nasdaq: EAR), Endogenex, LimFlow (which has been acquired), Nalu Medical, and RxSight (Nasdaq: RXST), and was also actively involved in Longitude Capital’s investments in Axonics Modulation Technologies (Nasdaq: AXNX) and PROCEPT BioRobotics (Nasdaq: PRCT). Mr. Bikoff held a series of strategy, finance, and operating roles at Cardinal Health from 2010 to 2016, including director of Marketing, North America for a portfolio of cardiovascular devices from 2014 to 2016. Mr. Bikoff began his career in Deloitte Consulting’s Life Sciences Strategy practice and holds a BSE in Biomedical Engineering from Duke University. We believe Mr. Bikoff is qualified to serve on our Board of Directors based on his background in biomedical engineering and prior experience as a director of a number of healthcare companies.

Francesco Draetta is a Director on our Board of Directors and has served in such role since 2024. Mr. Draetta has served as Managing Director at Omega Funds, an international investment firm focused on life sciences companies, since January 2024 and focuses on early-stage investments in several of Omega’s therapeutic areas of interest and co-leads the firm’s fundraising efforts. Previously, Mr. Draetta held roles of increasing responsibility at Omega Funds, including Senior Associate from August 2016 to January 2018, Principal from January 2018 to December 2021 and Partner from December 2021 to January 2024. He was previously part of the investment teams at Brookside Mezzanine Partners and at Commonfund Capital. Mr. Draetta has served on the board of directors of private companies Third Arc Bio, Inc., a biotech company, since December 2021 and NRG Therapeutics, a biotech company, since June 2022. Mr. Draetta also served on the board of directors of CHORD Therapeutics (acquired by Merck), a biotech company, from August 2020 to January 2022 and Beta Bionics, Inc., a medical device company, from August 2023 to November 2024. Mr. Draetta was the Chief Financial Officer at Omega Alpha SPAC, a special purpose acquisition company, from November 2020 to January 2023. Mr. Draetta is a CFA charterholder, a CAIA charterholder and a Certified FRM. Mr. Draetta received his B.B.A. in Finance in 2009 from the Isenberg School of Management at the University of Massachusetts Amherst. We believe Mr. Draetta is qualified to serve on our Board of Directors based on his extensive background in finance as well as his experience in advising and supporting the development of healthcare companies.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board of Directors.

Following the completion of this offering, our Board of Directors will be composed of      directors. In accordance with our amended and restated bye-laws to be in effect upon the closing of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, our directors will be elected to succeed the class of directors whose terms have expired. Our current board of directors will be divided among the three classes as follows:

•	the Class I directors will consist of , and , and their terms will expire at the first annual general meeting of shareholders occurring after this offering;

•	the Class II directors will consist of , and , and their terms will expire at the second annual general meeting of shareholders occurring after this offering; and

•	the Class III directors will consist of , and , and their terms will expire at the third annual general meeting of shareholders occurring after this offering.

Directors in a particular class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual general meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal.

The classification of our Board of Directors, together with the ability of the shareholders to remove our directors only for cause from and after the Trigger Event and the limitations on our shareholders’ ability to call special general meetings, may have the effect of delaying or preventing a change of control or management. See the section titled “Description of Share Capital—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions that are included in our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering.

In connection with this offering, we intend to enter into a shareholders agreement with certain shareholders, including Bain Capital, that will provide, among other things, Bain Capital with nomination rights with respect to our Board of Directors. Under the shareholders agreement, we will be required to take all necessary action to cause our Board of Directors to include individuals designated by Bain Capital in the slate of nominees recommended by our Board of Directors for election by our shareholders.

In connection with this offering, our Board of Directors has undertaken a review of the independence of each director. As a result of this review, our Board of Directors determined that     ,     and      are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the     , representing      of our eleven directors. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships, including personal relationships, as they may relate to us and our management.

Family Relationships

There are no family relationships between our Board of Directors and our executive officers.

Controlled Company Exception

Upon the closing of this offering, an investment fund advised by affiliates of Bain Capital will own approximately  % of our common shares (or % of our outstanding common shares if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of     . Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continues to be listed on     , we will be required to comply with these provisions within the applicable transition periods.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under     listing standards and SEC rules and regulations for companies completing their initial public offering.

Board Committees

We anticipate that, prior to the completion of this offering, our Board of Directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our Board of Directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon the completion of this offering.

Audit Committee

Our Board of Directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters; and (8) reviewing and approving related person transactions.

Our audit committee will consist of    ,    and         , with    serving as chairman. Rule 10A-3 of the Exchange Act and    rules require us to have one independent audit committee member upon the listing of our common shares on    , a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our Board of Directors has determined that    is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee

Our Board of Directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our Board of Directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of    ,    and         , with      serving as chairman. Our Board of Directors has determined that each member of the compensation committee other than      is independent under the      listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Our Board of Directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the board’s duties and responsibilities properly and efficiently; and (3) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee will consist of    ,     and     , with    serving as chairman. Our Board of Directors has determined that each member of the nominating and corporate governance committee other than    is independent under the    listing standards.

Board Oversight of Risk Management

Management is responsible for the day-to-day management of risks our company faces. Our full Board of Directors has ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to our Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or our full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our Board of Directors and its committees.

Code of Ethics

Our Board of Directors has adopted a code of ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of ethics will be posted on the investor relations page of our website prior to completion of this offering. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We intend to disclose any amendments to our code of ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company”, as defined in Section 2(a)(19) of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures.

This section provides information about the material elements of compensation that are paid, awarded to, or earned by, our named executive officers for fiscal year 2024 (whom we collectively refer to as our “NEOs”), who consist of any individual who served as our principal executive officer during fiscal year 2024, and our two most highly compensated executive officers who were serving at the end of fiscal year 2024 other than our principal executive officer. For fiscal year 2024, our NEOs and their respective positions were:

•	Brian Webster, our Principal Executive Officer and President, Chief Executive Officer and Director;

•	Vaseem Mahboob, our Principal Financial Officer; and

•	Traci S. Umberger, our General Counsel, Chief Administrative Officer and Director.

The objective of our executive compensation program is to provide a total compensation package to each of our NEOs that will enable us to attract, motivate and retain outstanding individuals, align the interests of our NEOs with those of our shareholders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward our NEOs for the attainment of specified performance goals.

Fiscal Year 2024 Summary Compensation Table

The following table sets forth information regarding compensation earned during the fiscal year ended April 30, 2024 by our named executive officers.

Officer	FY	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total Compensation ($)
Brian Webster President, Chief Executive Officer & Director	2024	522,535	223,943	42,079	788,557
Vaseem Mahboob Chief Financial Officer	2024	397,515	122,625	13,405	533,545
Traci S. Umberger General Counsel & Chief Administrative Officer	2024	364,395	124,651	27,574	516,620

(1)	The amounts reported represent the base salary paid to each of our named executive officers during the fiscal year ended April 30, 2024.
(2)	Amounts in this column represent annual performance-based cash bonuses earned by our NEOs in the applicable fiscal year and paid in the subsequent fiscal year.
(3)

The amounts reflected in “All Other Compensation” consist of, for fiscal year 2024, the following perquisites received by our NEOs in the amounts set forth in the following table: (a) a business allowance for monthly automobile use expenses, (b) an employer matching contribution to the 401(k) plan, (c) payments for the cost of premiums for a term life insurance policy paid by us, and (d) an annual executive physical with a designated physician, as well as certain additional medical, cardio, and lab tests.

Officer	Business Allowance ($)	401(k) Company Match ($)	Life Insurance Premiums ($)	Physical Program ($)	Total “All Other Compensation” ($)
Brian Webster	13,200	13,536	12,343	3,000	42,079
Vaseem Mahboob	—	13,405	—	—	13,405
Traci S. Umberger	12,000	9,103	3,471	3,000	27,574

Outstanding Equity Awards Table at Fiscal 2024 Year End

The following table provides information about outstanding equity awards held by each of our named executive officers as of April 30, 2024.

		Option Awards(1)
Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)
Brian Webster	10/21/14	132,702.19	0	132,702.19
	10/17/16	84,855.64	0	84,855.64
	3/26/18	173,069.79	0	173,069.79
	11/26/19	61,499.14	0	61,499.14
	12/20/20	284,633.54	0	284,633.54
Vaseem Mahboob	10/18/21	38,500	38,500	77,000.00
	11/10/22	3,850	11,550	15,400.00
Traci S. Umberger	10/21/14	32,177.00	0	32,177.00
	10/26/16	27,157.23	0	27,157.23
	3/20/18	48,711.70	0	48,711.70
	11/26/19	17,010.40	0	17,010.40
	12/8/20	78,728.42	0	78,728.42

(1)

This table reflects information regarding incentive units granted to our named executive officers that were outstanding as of April 30, 2024. For more information on these incentive units, see the “Equity Incentive Compensation” section below. The incentive units are not traditional options, and therefore, there is no exercise price, but rather the incentive units participate in distributions attributable to the appreciation in the fair market value of West Affum LP, or profits of West Affum LP, after their respective dates of grant. The incentive units have no expiration date.

(2)

All incentive units granted to our named executive officers that were outstanding as of April 30, 2024 vest based on the achievement of specified phases of the Company’s development program (all of which were achieved as of July 2021), subject to continued employment through each applicable date, other than (i) the December 2020 grants to Mr. Webster and Ms. Umberger, which are subject to time-based vesting and vest in three equal installments on July 1, 2021, July 1, 2022 and July 1, 2023, (ii) Mr. Mahboob’s October 2021 grant, which is subject to time-based vesting and vests in four equal installments on each of October 18, 2022, October 18, 2023, October 18, 2024 and October 18, 2025, and (iii) Mr. Mahboob’s November 2022 grant, which is subject to time-based vesting and vests in four equal installments on each of November 10, 2023, November 10, 2024, November 10, 2025 and November 10, 2026.

Employment Agreements

On October 17, 2016, Kestra Medical Technologies entered into an employment agreement with Mr. Webster to serve as the Chief Executive Officer of Kestra Medical Technologies and our principal executive officer. The initial term of his employment agreement expired on December 31, 2020; however, the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Mr. Webster’s employment agreement provides for an initial annual base salary of $400,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Mr. Webster to earn an annual cash bonus with a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section.

On September 10, 2021, Kestra Medical Technologies entered into an employment agreement with Mr. Mahboob to serve as the Chief Financial Officer of Kestra Medical Technologies. The initial term of his employment agreement expires on April 30, 2025, and the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Mr. Mahboob’s employment agreement provides for an initial annual base salary of $375,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Mr. Mahboob to earn an annual cash bonus with a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section.

On October 26, 2016, Kestra Medical Technologies entered into an employment agreement with Ms. Umberger to serve as the General Counsel, Chief Administrative Officer of Kestra Medical Technologies. The initial term of her employment agreement expired on December 31, 2020; however, the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Ms. Umberger’s employment agreement provides for an initial annual base salary of $260,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Ms. Umberger to earn a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section.

Upon a termination due to death or disability Mr. Webster, Mr. Mahboob, and Ms. Umberger are entitled to receive a pro rata portion of their respective annual cash bonus for the calendar year of termination, based on actual achievement. Upon a termination by Kestra Medical Technologies without Cause, resignation by the NEO for Good Reason (each as defined in the employment agreement), or non-renewal of the employment agreement term by Kestra Medical Technologies, subject to the NEO’s timely execution and non-revocation of a release of claims in Kestra Medical Technologies’ favor and their continued compliance with the restrictive covenants set forth in the employment agreement (as described below), Mr. Webster, Mr. Mahboob, and Ms. Umberger respectively are entitled to receive (i) a cash payment equal to two times (or for Mr. Mahboob, one times) the sum of their respective current (x) base salary and (y) target bonus, payable in equal monthly installments for a period of 12 months following termination, and (ii) continued participation in Kestra Medical Technologies’ group health plan for 12 months (or for Mr. Mahboob, six months) following termination.

Each NEO’s employment agreement provides for the following restrictive covenants: (i) non-competition, and non-solicitation and non-hire of employees (and for Mr. Webster and Ms. Umberger only, or service providers), in each case, during employment and for two years following termination (except for Mr. Mahboob, who has only one year), (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information, and (iv) assignment of intellectual property.

Benefit Plans and Policies

Each of the NEOs participates in the Kestra Medical Technologies’ Executive Benefits Policy, which provides for a matching employer contribution under the Company’s 401(k) plan, and medical, vision, dental, life and AD&D insurance, disability and an FSA.

Non-Equity Incentive Plan Compensation

Mr. Webster, Mr. Mahboob, and Ms. Umberger are each eligible to receive an annual bonus during each fiscal year, with a target annual bonus opportunity equal to 50%, 40% and 40% of the annual base salary, respectively. The performance goals for all Kestra Medical Technologies employees (including our NEOs) are defined for each quarter, based on the performance of the overall company (and the applicable division of the company) and the applicable individual. Any annual bonus payable to Mr. Webster, Mr. Mahboob, and Ms. Umberger are paid following completion of the fiscal year to which performance relates, subject to the Board of Directors’ determination of achievement of the applicable performance goals.

Equity Incentive Compensation

Incentive Units

West Affum LP has granted incentive units to certain employees and service providers of Kestra Medical Technologies, which are governed by the terms of the individual award agreement documenting the grant and the Partnership Agreement. The incentive units are intended to qualify as “profits interests” for federal income tax purposes.

Vesting

Unless otherwise provided in an individual award agreement, grants of incentive units (in the form of Restricted Common Units) vest either based on the achievement of specified performance goals or based on service. The performance-based incentive units generally vest based on the achievement of specified phases of Kestra Medical Technologies’ development program, subject to continued employment through each applicable date. The time-based incentive units generally vest 25% on the first four anniversaries of the applicable grant date, subject to continued employment through each such date, other than the time-based incentive units for Mr. Webster and Ms. Umberger which vested in three equal installments on July 1, 2021, July 1, 2022, and July 1, 2023. Further information with respect to our named executive officers’ equity awards is set forth above in the Outstanding Equity Awards Table. All unvested incentive units accelerate and vest upon the occurrence of a Sale of the Partnership (as defined in the Partnership Agreement).

Notwithstanding the foregoing, in connection with this offering, under the Partnership Agreement, West Affum LP has the authority to take the following actions: any vested incentive units will be converted to common shares of Kestra Medical Technologies, Ltd. and any unvested incentive units will be converted to restricted common shares of Kestra Medical Technologies, Ltd that will be subject to the same vesting terms, in each case, as described further in the section titled “Organizational Transactions” included elsewhere in this prospectus.

Restrictive Covenants

Incentive unit holders are generally subject to the following restrictive covenants, which are included in the applicable award agreement, (i) non-competition, and non-solicitation and non-hire of employees or service providers, in each case, during employment and for one year following termination, (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information and (iv) assignment of intellectual property.

Compensation Plans

We expect that we will adopt a new equity incentive plan, an employee stock purchase plan and a new cash incentive plan in connection with this offering, the terms of which will be described in a subsequent filing.

Director Compensation

The Company does not currently have a formal director compensation policy. Other than Ms. Ladone, none of the Company’s non-employee directors (which include Ms. Mishan, Mr. Gordon, Mr. Schwartz, Mr. AuWerter, Mr. Bikoff, Mr. Draetta, and Mr. Reilly) received compensation in respect of their service on the Board for fiscal year 2024. The Company has entered into an individual director compensation agreement with Ms. Ladone (the “Director Agreement”). Under the Director Agreement, Ms. Ladone received (i) a $40,000 annual cash retainer for her service as a member of the Board, (ii) a $20,000 cash retainer for her services as Audit Committee Chair, and (iii) an initial grant of 5,716.46 incentive units (in the form of Restricted Common Units) intended to qualify as “profits interests” for federal income tax purposes. This award vests in three equal installments on the three anniversaries following the date of grant, subject to Ms. Ladone’s continued service through each applicable vesting date. All unvested incentive units subject to the award accelerate and vest upon the occurrence of a Sale of the Partnership (as defined in the Partnership Agreement). The Director Agreement also subjects Ms. Ladone to the following restrictive covenants: (i) non-competition (for the longer of (a) 12 months or (b) through such period that severance is being paid by West Affum Holdings, L.P. or its affiliates to the director), (ii) non-solicitation and non-hire of employees or service providers of West Affum Holdings, L.P., in each case, while the director is providing services and for one year following termination, (ii) perpetual non-disparagement, and (iii) perpetual non-disclosure of confidential information.

Following the 2024 fiscal year in November 2024, Ms. Mishan also entered into an individual director compensation agreement under which she is entitled to receive (i) a $40,000 annual cash retainer for her service as a member of the Board, and (ii) an initial grant of 10,224.95 incentive units (in the form of Class A Common Units) intended to qualify as “profits interests” for federal income tax purposes. This award also vests in three equal installments on the three anniversaries following the date of grant, subject to Ms. Mishan’s continued service through each applicable vesting date. All unvested incentive units subject to the award accelerate and vest upon the occurrence of a Sale of the Partnership (as defined in the Partnership Agreement). Ms. Mishan is also subject to the same restrictive covenants described above for Ms. Ladone.

Director Compensation Table

The table below and the narrative in the footnote provide compensation amounts for our non-employee directors for fiscal year 2024 as well as additional material information in connection with such amounts. For summary information on the provision of the plans and programs, refer to the “Director Compensation” discussion immediately preceding this table.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	Total ($)
Orly Mishan	—	—	—
Mary Katherine Ladone(2)	60,000	30,697	90,697
Christopher Gordon	—	—	—
Jeffrey Schwartz	—	—	—
Toby AuWerter	—	—	—
Maxwell Bikoff	—	—	—
Francesco Draetta	—	—	—
Kevin Reilly	—	—	—

(1)

The incentive units are not traditional options, and therefore, there is no exercise price, but rather the incentive units participate in distributions attributable to the appreciation in the fair market value of West Affum LP, or profits of West Affum LP, after their respective dates of grant. The incentive units have no expiration date. The incentive units time-vest over three years, with a third of the award vesting on each anniversary of the date of grant for the next three years thereafter. All unvested incentive units accelerate and vest upon the occurrence of a Sale of the Partnership (as defined in the Partnership Agreement).

(2)	Ms. Ladone receives a $40,000 cash retainer for service on the Board and an additional $20,000 for her services as the Audit Committee Chair.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

The following is a description of transactions, other than compensation arrangements, since May 1, 2022 to which we have been a participant or will be a participant and in which (1) the amount involved exceeded or will exceed $120,000 and (2) any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest.

Organizational Transactions

Pursuant to the Organizational Transactions, we will issue common shares to existing holders of Class A common units and incentive units in West Affum LP in exchange for such holders’ units as described in the section titled “Organizational Transactions” included elsewhere in this prospectus.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with certain of our shareholders, including Bain Capital. The registration rights agreement will provide Bain Capital and certain other shareholders with registration rights whereby, at any time following this offering and the expiration of any related lock-up period, such shareholders can require us to register our common shares under the Securities Act, and the shareholders party to the agreement will have certain rights to sell their shares in registered offerings initiated by us or Bain Capital.

Shareholders Agreement

In connection with this offering, we intend to enter into a shareholders agreement with certain of our shareholders, including Bain Capital. Pursuant to the shareholders agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include director candidates designated Bain Capital in the slate of director nominees recommended by the Board of Directors for election by our shareholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The shareholders agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with Bain Capital’s director designees.

Certain Relationships

Affiliates of Bain Capital have ownership interests in a broad range of companies. From time to time, we collaborate with Bain Capital and/or its affiliates to source and outsource certain goods and services and enter into other commercial transactions in the ordinary course of our business. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Indemnification Agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law. See the section titled “Description of Share Capital—Indemnification of Directors and Officers” for additional information regarding indemnification under Bermuda law and our amended and restated bye-laws to be in effect upon the closing of this offering.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to  % of the common shares offered by this prospectus for sale to certain individuals related to us, including our officers, directors, team members and business associates and related persons. See “Underwriting—Reserved Shares.”

Related Party Transactions Policy

Our Board of Directors will adopt a policy, effective upon the completion of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common shares or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our Board of Directors and/or our audit committee.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares as of April 30, 2024, and as adjusted to reflect the sale of common shares offered by us in this offering, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

•	each of our named executive officers;

•	each of our current directors; and

•	all of our executive officers and directors as a group.

Information regarding shares beneficially owned before this offering is based on the partnership interests in West Affum LP held by the persons named herein immediately before this offering and gives pro forma effect to the Organizational Transactions (assuming an initial public offering price of $     per common share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the effectiveness of our amended and restated bye-laws to be in effect upon the closing of this offering.

The percentage ownership information before the offering is based upon      common shares outstanding as of April 30, 2024, after giving pro forma effect to the Organizational Transactions (assuming an initial public offering price of $     per common share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the effectiveness of our amended and restated bye-laws to be in effect upon the closing of this offering. Each shareholder’s percentage ownership after the offering is based on common shares outstanding immediately after the completion of this offering. We have also granted the underwriters an over-allotment option to purchase up to    additional common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common shares subject to options that are currently exercisable or exercisable within 60 days of April 30, 2024 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder. Additionally, the table below assumes no purchase of our common shares by the beneficial owners identified therein through our reserved shares program. If any shares are purchased by these persons or entities, the number and percentage of shares of our common shares beneficially owned by them after this offering will differ from the amounts set forth in the table below. See “Underwriting—Reserved Shares.”

Except as otherwise noted below, the address for persons or entities listed in the table is c/o Kestra Medical Technologies, Ltd., 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033.

	SHARES BENEFICIALLY OWNED BEFORE THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING (WITHOUT OPTION)		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING (WITH OPTION)
NAME OF BENEFICIAL OWNER	NUMBER	%	NUMBER	%	NUMBER	%
5% Shareholder
Affiliate of Bain Capital (1)
Affiliates of Endeavour Medtech Growth II LP (2)
Named Executive Officers and Directors
Brian Webster
Traci S. Umberger
Vaseem Mahboob
Christopher Gordon
Orly Mishan
Jeffrey Schwartz
Mary Kay Ladone
Toby AuWerter
Raymond W. Cohen
Kevin Reilly
Maxwell Bikoff
Francesco Draetta
All executive officers and directors as a group (14 persons)

*	Represents beneficial ownership of less than one percent.

(1)

Shares held by Bain Charger Holdings, L.P., an investment fund advised by affiliates of Bain Capital L.P. The principal business address of Bain Charger Holdings, L.P. is c/o Bain Capital Private Equity, L.P., 200 Clarendon Street, Boston, Massachusetts 02116.

(2)

Shares held by Endeavour Medtech Growth II LP, which owns    shares, and Endeavour Medtech Growth II Parallel LP, which owns    shares, each of which are investment funds advised by affiliates of Endeavour Medtech II GP Limited (collectively, the “Endeavour Entities”). The principal business address of the Endeavour Entities is c/o Endeavour Medtech Growth II LP, P.O. Box 656, East Wing Trafalgar Court, Les Banques, St Peter Port, Guernesy GY1 3PP.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the definitive documentation with respect to such indebtedness, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

On September 29, 2023, West Affum Holdings and Kestra Medical Technologies (together with West Affum Holdings, individually and collectively, jointly and severally, “Borrower”) entered into a credit agreement (the “Credit Agreement”) among Perceptive Credit Holdings IV, LP, a Delaware limited partnership, as administrative agent (in such capacity, together with its successors and assigns in such capacity, “Administrative Agent”), the lenders party thereto from time to time, the Borrower and each guarantor party thereto from time to time. The Credit Agreement provides for a senior secured delayed draw term loan facility in an aggregate principal amount of up to $60.0 million. The funding of the Term Loan amount is available in up to three tranches, with $45.0 million available in the first tranche and $7.5 million available in each of the second and third tranches, subject to achievement of revenue milestones of trailing twelve month revenues of $50.0 million and $70.0 million, respectively.

On September 29, 2023, the Borrower drew the first tranche of the Term Loan in the amount of $45.0 million. As of the date of this prospectus, the Borrower had not drawn the second and third tranches of the Term Loan.

The Term Loan bears interest on outstanding balances of Term SOFR plus a margin of 7.25% per annum. On or prior to March 31, 2025, up to 2.00% of the margin can be paid-in-kind, accrued and added to the principal balance and compounded quarterly. All interest is due and payable quarterly in arrears.

The Term Loan will mature on September 29, 2028. The Term Loan is not subject to amortization.

The Term Loan may be prepaid in whole or in part at any time for any reason at the option of the Borrower and is required to be mandatorily prepaid upon certain casualty events, incurrence of non-permitted indebtedness and asset sale or upon any acceleration of the Term Loan. Voluntary prepayment of the Term Loan, or mandatory prepayment of the Term Loan resulting from the incurrence of non-permitted indebtedness or asset sale, or upon acceleration of the Term Loan are subject to the payment of a prepayment premium. The prepayment premium is 10% on or prior to September 29, 2024, which declines to 9%, 8%, 6% and 4% every 12 months thereafter.

The Term Loan is guaranteed by certain subsidiaries of the Borrower and secured by substantially all assets of the Borrower and the guarantors, subject to certain customary exceptions and limitations.

The Term Loan includes a number of negative covenants imposing certain restrictions on our business, including, among other things, restrictions on our ability to incur indebtedness, prepay certain indebtedness, incur liens, make certain fundamental changes including mergers or dissolutions, pay dividends and make other payments, repurchases and redemptions in respect of capital stock, make loans and investments, sell assets, change our lines of business, enter into transactions with affiliates and certain other corporate actions. Such negative covenants are subject to customary and other agreed-upon exceptions. The Term Loan also includes customary affirmative covenants. The Term Loan also contains a minimum liquidity covenant that requires the Borrower to maintain a minimum unrestricted cash balance of $3.0 million and a minimum revenue covenant that requires the Borrower to achieve certain specified minimum revenue thresholds starting at $16.0 million for the trailing twelve-month period ending April 30, 2024 and increasing on a quarterly basis through maturity up to $125.0 million. Additionally, there are certain non-financial covenants. As of the date of this prospectus, the Borrower is in compliance with all financial and non-financial covenants under the Term Loan.

The Term Loan contains a number of customary events of default. If an event of default occurs, subject to varying cure periods and rights for certain events of default, the Administrative Agent and the majority lenders will be entitled to take various actions, including the acceleration of amounts due thereunder, the termination of loan commitments in respect of the Term Loan and/or other actions permitted to be taken by a secured creditor.

For further information, see Note 7, “Long-Term Debt,” to our consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries. You should also refer to the memorandum of association and the amended and restated bye-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

We are an exempted company limited by shares incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 56682. We were incorporated on May 20, 2021 under the name Kestra Medical Technologies, Ltd. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Following the consummation of this offering, Kestra Medical Technologies, Ltd. will become a tax resident of Ireland.

The objects of our business are unrestricted, and Kestra Medical Technologies, Ltd. has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business and no material changes in the types of products produced or services rendered. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company that have occurred during the last or current financial years.

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share Capital

Immediately following the closing of this offering, our authorized share capital will consist of      common shares, $1.00 par value per common share. As of April 30, 2024, prior to effecting the Organizational Transactions, we had    common shares issued and outstanding. After the consummation of the Organizational Transactions, this offering and the use of the net proceeds therefrom as described under the section titled “Use of Proceeds,” we expect to have    common shares outstanding, assuming no exercise by the underwriters of their over-allotment option, or    common shares if the underwriters exercise their over-allotment option in full. Pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering, subject to the requirements of      , and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes     .

Common Shares

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws to be in effect upon the closing of this offering, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. We do not anticipate paying cash dividends in the foreseeable future.

Voting Rights

Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our amended and restated bye-laws to be in effect upon the closing of this offering, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The key powers of our shareholders include the power to alter the terms of our memorandum of association and to approve and thereby make effective any alterations to our amended and restated bye-laws to be in effect upon the closing of this offering made by the Board of Directors. Pursuant to Bermuda law, dissenting shareholders holding 20% of our issued share capital may apply to the court to annul or vary an alteration to our memorandum of association. A majority vote against an alteration to our amended and restated bye-laws to be in effect upon the closing of this offering made by the Board of Directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of our capital, including a reduction in share capital, to approve the removal of a director, to resolve that we will be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), unless our amended and restated bye-laws to be in effect upon the closing of this offering provide otherwise, which our bye-laws will. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the Board of Directors may, with the sanction of a resolution passed by a simple majority of votes cast at a general meeting with the necessary quorum for such meeting of two persons at least holding or representing a majority of our issued common shares (or the class of securities, where applicable), amalgamate or merge us with another company. In addition, our amended and restated bye-laws to be in effect upon the closing of this offering will permit us to reduce our issued share capital with the authority of an ordinary resolution of the shareholders. Not less than ten days’ prior written notice of any resolution to reduce our issued share capital and a copy of such resolution shall be circulated to all shareholders who would be entitled to vote on the resolution at a general meeting at which the resolution could have been considered.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. Our relationship is with the registered holder of our shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner), then the beneficial owner is entitled to the shares and may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder’s proxy.

Pre-emptive or Conversion Rights

The Companies Act does not, and our amended and restated bye-laws to be in effect upon the closing of this offering will not, confer any pre-emptive or sinking fund rights attached to our common shares.

Redemption, Repurchase and Surrender of Shares

Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorized, capital will be diminished accordingly) or held as treasury shares. The restrictions are that the par value of the share must be charged against the company’s issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company’s current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. Our amended and restated bye-laws to be in effect upon the closing of this offering will not contain any specific rules regarding the procedures to be followed by us when purchasing our common shares, and consequently the primary source of our obligations to shareholders when we tender for our common shares will be the rules of the listing exchanges on which our common shares are listed.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our amended and restated bye-laws to be in effect upon the closing of this offering, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of our company.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a simple majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum of two or more persons holding (or representing by proxy) at least one-third of the issued shares of the applicable class is present. Our amended and restated bye-laws to be in effect upon the closing of this offering will specify that the creation or issue of shares ranking equally with existing preference shares will not, unless expressly provided by the terms of issue of existing preference shares, vary the rights attached to existing preference shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of Shares

Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require and must refuse to register the transfer unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our amended and restated bye-laws to be in effect upon the closing of this offering (or as near thereto as circumstances admit) or in such other common form as our Board of Directors may accept or in accordance with the rules of the exchange on which the common shares are listed. If required, the instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor. Our common shares may also be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Companies Act.

Meetings of Shareholders

Under Bermuda law, a company is required to convene an annual general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver no more than three months before the end of the year, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings at a meeting. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that at least ten days but not more than sixty days advance notice be given to shareholders entitled to receive notice of the annual general meeting and of any special general meeting.

Our amended and restated bye-laws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bye-laws allow the chairperson of the meeting of shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting (unless all the shareholders and all of the directors agree to dispense with this requirement). The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that, except in relation to the right of the holders of any series of preference shares to elect additional directors, our Board of Directors shall consist of such number of directors (not being less than seven directors or more than nine directors) as the Board of Directors may determine. Upon the closing of this offering, our Board of Directors will consist of three classes of directors (other than those directors elected by the holders of any series of preference shares, voting separately as a series or together with one or more other such series, as the case may be). Each director will serve a three-year term. See “Management—Board Composition and Director Independence.”

Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made; or, alternatively, if the special general meeting is held upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings, must be given in the requisition of special general meeting.

Subject to the rights of the holders of any series of preferred shares, a director may be removed by the shareholders with or without cause with the affirmative vote of the holders of a majority of the aggregate voting rights of issued and outstanding shares; provided that from and after the Trigger Event, a director may be removed, only with cause, by the shareholders with the affirmative vote of the holders of 66 2/3% of the aggregate voting rights of the issued and outstanding shares.

Proceedings of Board of Directors

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our business is to be managed and conducted by our Board of Directors. Bermuda law permits individual and corporate directors and there will be no requirement in our amended and restated bye-laws to be in effect upon the closing of this offering or Bermuda law that directors hold any of our shares. There will also be no requirement in our amended and restated bye-laws to be in effect upon the closing of this offering or Bermuda law that our directors must retire at a certain age.

The quorum necessary for the transaction of business at a meeting of the Board of Directors shall be the presence of a majority of the total number of directors; provided that so long as Bain Capital has the right to nominate a director pursuant to the shareholders agreement which we will enter into in connection with this offering, at least one director necessary for such quorum at a meeting of the Board of the Directors must be a director nominated by Bain Capital pursuant to the shareholders agreement.

The compensation of our directors will be determined by the Board of Directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

A director who discloses a direct or indirect interest (an “Interested Director”) in any contract or arrangement with us shall declare the nature of such interest as required by the Companies Act. Following such declaration, the Interested Director shall not be disqualified from participating in the discussion or voting on the matter in which such director is interested unless the chairperson of the meeting determines that such Interested Director shall be disqualified as such. In the event the chairperson of the meeting is the Interested Director, the determination as to whether or not he should be disqualified may be made by a majority of the votes cast by the directors not having such interest. In addition, an Interested Director may, but shall not be required to, recuse himself from the discussion or voting on any particular matter because of possible conflict or for any other reason disclosed to the other directors. Any Interested Director that is so disqualified or that elects to be recused shall nevertheless be counted toward a quorum for the meeting.

The chairperson of our Board of Directors will chair all meetings of the Board of Directors at which such individual is present.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Amendment of memorandum of association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our amended and restated bye-laws to be in effect upon the closing of this offering will generally provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and by a resolution of our shareholders. However, from and after the Trigger Event, no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of at least 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the approval of the amalgamation or merger agreement by at least a majority of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons holding or representing at least a majority of the issued and outstanding voting shares; provided that if the company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for such meeting.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the giving of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Business Combinations

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we will include these provisions in our amended and restated bye-laws to be in effect upon the closing of this offering. Specifically, our amended and restated bye-laws to be in effect upon the closing of this offering will contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares outstanding at the time the transaction commenced; or

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual general meeting or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares voted at the general meeting that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

Shareholder Suits and Choice of Forum

Shareholder class actions and derivative actions are generally not available to shareholders under Bermuda law in the same way that they are under the laws in the United States. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our amended and restated bye-laws will provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director or officer of the Company. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any of our common shares shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated bye-laws. It is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated bye-laws is inapplicable or unenforceable.

Capitalization of Profits and Reserves

Pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering, our Board of Directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Euro, and there are no restrictions on our ability to transfer funds (other than funds denominated in Euros) in and out of Ireland or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its general permission for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes    . Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Economic Substance Act

Bermuda’s economic substance laws are contained in the Economic Substance Act 2018, as amended, and the Economic Substance Regulations 2018, as amended (together the “ESA”). The ESA was enacted to demonstrate Bermuda’s commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits, but which do not reflect real economic activity within Bermuda. The ESA provides that a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Under the ESA, if an entity is engaged in one or more “relevant activities,” it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements set forth in the ESA. An entity will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate senior executives, employees or other persons in Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it.

The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. The Company does not currently file any ESA declarations as it does not conduct a relevant activity for the purposes of the ESA.

Shareholders Agreement

In connection with this offering, we intend to enter into a shareholders agreement with certain of our shareholders, including Bain Capital, pursuant to which such parties will have specified board representation rights, governance rights, nomination rights and other rights. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Registration Rights Agreement

Following the completion of this offering certain of our shareholders, including Bain Capital and certain of our executive officers, will be entitled to rights with respect to the registration of our common shares under the Securities Act. These registration rights will be contained in a registration rights agreement that we intend to enter into with such shareholders in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Corporate Opportunities

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Bain Capital, members of our Board of Directors who are not our employees (“Non-Employee Directors”), and their respective affiliates (collectively, the “Identified Persons”), and that may be a business opportunity for such parties, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No Identified Person will be liable to us for breach of any fiduciary or other duty, as a shareholder, director or officer, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any Non-Employee Directors, any such business opportunity is expressly offered to such person solely in his or her capacity as our director or officer. No Identified Person has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Anti-Takeover Provisions

Our memorandum of association and our amended and restated bye-laws to be in effect upon the closing of this offering will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they may also discourage acquisitions that some shareholders may favor. These provisions include:

•	a classified Board of Directors with staggered three-year terms;

•	directors only to be removed for cause from and after the Trigger Event;

•

from and after the Trigger Event, amendments to our amended and restated bye-laws and memorandum of association will require the approval of our Board of Directors and the affirmative vote of at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time;

•	from and after the Trigger Event, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by      in Bermuda, and a branch register will be maintained in the United States by     , which will also serve as transfer agent. The transfer agent’s address is     .

Listing

After the pricing of this offering, we expect that the common shares will trade on the     under the symbol “KMTS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. Future sales of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding as of April 30, 2024, upon the closing of this offering and assuming no exercise by the underwriters of their over-allotment option to purchase up to     additional common shares,    common shares will be outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining common shares held by existing shareholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the common shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	all the common shares sold in this offering will be eligible for immediate sale upon the closing of this offering; and

•

common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned our common shares for at least six months, and any affiliate of the company who owns our common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of common shares under Rule 144 if:

•	the common shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of common shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of our common shares then outstanding, which will equal approximately     shares immediately after the closing of this offering based on the number of shares outstanding as of April 30, 2024, or

•	the average weekly trading volume of our common shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but any holders of Rule 701 shares will be required to wait until 90 days after the date of this prospectus before selling their shares. However, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale only upon the expiration of the restrictions set forth in those agreements.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register our common shares that are subject to outstanding options and awards issuable pursuant to our equity incentive plans. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We and the holders of substantially all of our common shares outstanding on the date of this prospectus, including each of our executive officers and directors, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares; or make any demand for, or exercise any right with respect to, the registration of any common shares of or any security convertible into or exercisable or exchangeable for common shares, without the prior written consent of      for a period of 180 days from the date of this prospectus. See the section titled “Underwriting—No Sales of Similar Securities” for more information on the lock-up agreements.

Registration Rights

Subject to the lock-up restrictions described above, following this offering, certain holders of our common shares may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their common shares in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering and by the laws of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of significant differences between the Companies Act (including modifications to be adopted pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders.

Bermuda	Delaware
Shareholder Meetings

•  A special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

• May be held at such time or place as designated in the certificate of incorporation or the bye-laws, or if not so designated, as determined by the board of directors.
• May be held in or outside Bermuda.	• May be held in or outside of Delaware.
• Notice:	• Notice:
• Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.

•  Written notice shall be given not less than ten nor more than 60 days before the meeting.

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•  Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

•  Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that at least ten days but not more than 60 days advance notice be provided to shareholders entitled to receive notice for any annual general meeting and of any special general meeting.

Shareholders’ Voting Rights

•  Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor. Our amended and restated bye-laws will generally allow shareholder action by written consent. However, from and after the Trigger Event, any shareholder action by written consent will require the unanimous approval of our shareholders.

• With limited exceptions, shareholders may act by written consent to elect directors unless prohibited by the certificate of incorporation.

Bermuda	Delaware

•  Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

•  Our amended and restated bye-laws will generally provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and by a resolution of our shareholders. However, from and after the Trigger Event, no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

• Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

•  The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.

•  For stock corporations, the certificate of incorporation or bye-laws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•  Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding voting shares provided that if the company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

• When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
• The bye-laws may provide for cumulative voting, although our amended and restated bye-laws to be in effect upon the closing of this offering will not.	• The certificate of incorporation may provide for cumulative voting.

Bermuda	Delaware

•  The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of at least 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued and outstanding shares of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the approval of the amalgamation or merger agreement by at least a majority of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons holding or representing at least a majority of the issued and outstanding voting shares; provided that if the Company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for such meeting.

•  Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

•  Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

•  Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•  Any company that is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate or merge with holding company or with each other without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

•  Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•  Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda	Delaware
• Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.
Directors
• The board of directors must consist of at least one director.	• The board of directors must consist of at least one member.

•  The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.

•  Removal:

•  Under our amended and restated bye-laws to be in effect upon the closing of this offering, subject to the rights of the holders of any series of preferred shares, a director may be removed by the shareholders with or without cause with the affirmative vote of the holders of a majority of the aggregate voting rights of issued and outstanding shares; provided that from and after the Trigger Event, a director may be removed, only with cause, by the shareholders with the affirmative vote of the holders of 66 2/3% of the aggregate voting rights of the issued and outstanding shares.

•  Number of board members shall be fixed by the bye-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•  Removal:

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

•  In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Duties of Directors

•  The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•  Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he

Bermuda	Delaware

•  a duty to act in good faith in the best interests of the company;

•  a duty not to make a personal profit from opportunities that arise from the office of director;

•  a duty to avoid conflicts of interest; and

•  a duty to exercise powers for the purpose for which such powers were intended.

reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

•  The Companies Act imposes a duty on directors and officers of a Bermuda company:

•  to act honestly and in good faith with a view to the best interests of the company;

•  to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

•  to comply with the Companies Act, the regulations and the bye-laws of the company.

•  The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

•  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Takeovers

•  An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•  By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of

•  Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights.

•  Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of

Bermuda	Delaware

arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

•  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

•  By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Dissenter’s Rights of Appraisal

•  A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger.

• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

Bermuda	Delaware

•  The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution

•  Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

•  Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Shareholders’ Derivative Actions

•  Shareholder class actions and derivative actions are generally not available to shareholders under Bermuda law in the same way as under the laws of the United States. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

•  In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

MATERIAL BERMUDA, IRISH AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material Bermuda, Irish and U.S. federal income tax considerations that may be relevant to an investment decision by a potential investor with respect to our common shares.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

On December 20, 2021, the OECD published the Pillar Two / Global Minimum Tax Rules which are aimed at ensuring that large multinational enterprises will be subject to a global minimum 15% tax rate (“Pillar Two”). The European Union Council Directive (EU) 2022/2523, adopted on December 15, 2022, requires that E.U. Member States implement the Pillar Two rules into domestic law by December 31, 2023. The Bermuda Government has responded to the Pillar Two initiative passing the Corporate Income Tax Act 2023 (the “CIT Act”), on December 27, 2023, to introduce a corporate income tax on certain Bermuda entities with effect from January 1, 2025. As a result of changes made to the EUTP Act by the CIT Act, this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.

In the 2023 Budget, the Bermuda Government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Pillar Two initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on August 8, 2023, October 5, 2023 and November 10, 2023. On December 27, 2023, Bermuda passed the CIT Act, which will become fully operative with respect to the imposition of corporate income tax on January 1, 2025.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of MNE groups with EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (“Bermuda Constituent Entity Group”). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (1) 15% of the net taxable income of the Bermuda Constituent Entity Group less (2) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which are set to be developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards.

We do not anticipate that Kestra Medical Technologies, Ltd. (once it becomes tax resident in Ireland following the consummation of this offering as described in the section titled “Organizational Transactions”) will be a Bermuda Constituent Entity Group for the CIT Act purposes on the assumption the Company is taxed under the laws of Ireland based on its location of management and control.

Irish Tax Considerations

The following is a general summary of the main Irish tax considerations that will become applicable to certain investors who are the owners of our common shares following the establishment of the Company’s tax residency in Ireland following the consummation of this offering. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this document. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

Dividend withholding tax, or DWT, (currently at a rate of 25%) may arise in respect of dividends or distributions from an Irish tax resident company, such as the Company when it establishes tax residence in Ireland unless an exemption applies. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder should not be subject to DWT if the shareholder is beneficially entitled to the dividend and is:

(a)	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

(b)

a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;”

(d)

a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

(e)

a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding “U.S. Resident Shareholders”), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to the Company (in the case of shares held through DTC) or to our transfer agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

• Albania	• Iceland	• Russia
• Armenia	• India	• Saudi Arabia
• Australia	• Israel	• Serbia
• Austria	• Italy	• Singapore
• Bahrain	• Japan	• Slovak Republic
• Belarus	• Kazakhstan	• Slovenia
• Belgium	• Kosovo	• South Africa
• Bosnia & Herzegovina	• Kuwait	• Spain
• Botswana	• Latvia	• Sweden
• Bulgaria	• Lithuania	• Switzerland
• Canada	• Luxembourg	• Thailand
• Chile	• Macedonia	• The Republic of Korea
• China	• Malaysia	• The Republic of Turkey
• Croatia	• Malta	• Ukraine
• Cyprus	• Mexico	• United Arab Emirates
• Czech Republic	• Moldova	• United Kingdom
• Denmark	• Montenegro	• United States
• Egypt	• Morocco	• Uzbekistan
• Estonia	• Netherlands	• Vietnam
• Ethiopia	• New Zealand	• Zambia
• Finland	• Norway
• France	• Pakistan
• Georgia	• Panama
• Germany	• Poland

Prior to paying any dividend, the Company intends to put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

U.S. Resident Shareholders

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.

If a U.S resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” and entitled to an exemption from our DWT receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax adviser.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Income Tax on Dividends

Non-Irish Resident Shareholders. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders. Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax adviser. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares.

Stamp Duty

Irish stamp duty should not be payable in respect of transfers of our common shares for cash.

Capital Acquisitions Tax

Irish capital acquisitions tax comprises principally gift tax and inheritance tax on property situated in Ireland for capital acquisitions tax purposes or otherwise within the territorial scope of capital acquisitions tax by virtue of the Irish tax residence, ordinary tax residence or domicile of the donor or donee of the gift or inheritance.

It is considered that the common shares are not Irish situate property for the purposes of Irish capital acquisitions tax. As such a gift or inheritance of our common shares should not be within the charge to Irish capital acquisitions tax if both the donor and the donee are not tax resident or ordinarily resident in Ireland at the relevant date of the gift or inheritance.

If either a donor or donee of our common shares is resident or ordinarily resident in Ireland at the time of the gift or inheritance they may be within the charge to Irish capital acquisitions tax and they should consult their own tax advisers as to the Irish tax consequences.

U.S. Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of material U.S. federal income tax consequences to a U.S. Holder (as defined below), under current law, of the purchase, ownership, and disposition of our common shares acquired pursuant to this offering. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire our common shares. This discussion applies only to a U.S. Holder that holds our common shares as a capital asset for U.S. federal income tax purposes (generally, property held for investment) within the meaning of Section 1221 of the Code, and this discussion applies only such common shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the

Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts or real estate mortgage investment conduits;

•

“controlled foreign corporations,” and “passive foreign investment companies,” each as defined in the Code, corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the U.S. anti-inversion rules or the base erosion and anti-abuse tax;

•	non-U.S. persons or entities;

•	tax-exempt organizations and entities, including an “individual retirement account” as defined in the Code or a “Roth IRA”;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who are subject to Section 451(b) of the Code;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons holding common shares as part of a straddle, hedging, conversion or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons holding common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who hold or receive our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	tax qualified retirement plans;

•	persons that actually or constructively own 10% or more (by vote or value) of our common shares; or

•	entities classified as partnerships or other pass-through entities (including S corporations), or persons holding common shares through such entities.

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership holding our common shares, or a partner in such a partnership, should consult its tax advisors regarding the tax consequences of investing in and holding the common shares.

This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect and could significantly affect the tax consequences described below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will not take a contrary position to the tax consequences discussed.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if either (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury regulations to treat such trust as a domestic trust.

Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to U.S. Holders with respect to our common shares (including the amount of any tax withheld) generally will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income generally will be includable in gross income in the year actually or constructively received. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount generally will be treated first as a tax-free return of tax basis in the common shares, and then, to the extent such excess amount exceeds the holder’s tax basis in the common shares, as capital gain and will be treated as described below in the section relating to the disposition of our common shares.

Dividends received by corporate U.S. Holders generally will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Subject to applicable limitations, including conditions relating to holding period, dividends received by certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are a “qualified foreign corporation” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as NASDAQ) or (ii) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the United States that the IRS determines is satisfactory and includes an exchange of information program. However, a non-U.S. corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our common shares. The amount of a dividend will include any amounts withheld by us in respect of any non-U.S. taxes.

Subject to the PFIC rules described below, the amount of a dividend generally will be treated as foreign-source dividend. The amount of any dividend income paid in a functional currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on our common shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of any non-U.S. taxes based on their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules described below, U.S. Holders generally will recognize gain or loss on a sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized for U.S. federal income tax purposes on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the common shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common shares disposed of for more than one year. Any gain or loss recognized by U.S. Holders on a disposition of our common shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders are urged to consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, based on their particular circumstances.

Passive Foreign Investment Company

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains.

Whether we will be a PFIC in the current year or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty. Among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in the current year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such common shares, would be allocated ratably over the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares generally will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election based on their particular circumstances.

In addition, a U.S. Holder can avoid certain of the adverse rules described above by making a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. We do not currently expect to provide information that would allow a U.S. Holder to make a QEF Election in the event that we are classified as a PFIC and, therefore, U.S. Holders should assume such election would not be available.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury Department may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, as applicable, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares and the proceeds from the sale or exchange of our common shares that are paid to U.S. Holders within the United States (and in certain cases, outside the United States). However, backup withholding generally will not apply if the U.S. Holder furnishes a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against U.S. federal income tax liability and U.S. Holders may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund is filed and the required information is furnished to the IRS in a timely manner.

Each U.S. Holder should consult its tax advisor regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Each U.S. Holder who is an individual generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which its common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

Each U.S. Holder should consult its tax advisor regarding the application of these information reporting rules.

UNDERWRITING

BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common shares set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Piper Sandler & Co.
Wells Fargo Securities, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $    and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and other regulatory fees up to $    .

Option to Purchase Additional Shares

We have granted an over-allotment option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to    additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders that collectively own substantially all of our common shares before this offering have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant for the sale of any common shares;

•	lend or otherwise dispose of or transfer any common shares;

•	request or demand that we file or make a confidential submission of a registration statement related to the common shares;

•

enter into any swap or other agreement that transfers, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, or the Lock-Up Securities.    , in their sole discretion, may release the Lock-Up Securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Exchange Listing

After the pricing of this offering, we expect our common shares will trade on the     under the symbol “KMTS.”

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the    , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Reserved Shares

At our request, the underwriters have reserved up to     common shares, or up to  % of the common shares offered hereby, for sale at the initial public offering price to certain individuals associated with us, including our officers, directors, team members and business associates. The sales will be made at our direction by     through a reserved shares program. If these persons purchase reserved common shares, it will reduce the number of common shares available for sale to the general public. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares offered hereby.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered, or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ( “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the

Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common shares and certain other matters of Bermuda law will be passed upon for us by Walkers (Bermuda) Limited, our special Bermuda counsel. Certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, New York, New York, and for the underwriters by Allen Overy Shearman Sterling US LLP, New York, New York.

EXPERTS

The consolidated financial statements of West Affum Intermediate Holdings Corp. as of April 30, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Kestra Medical Technologies, Ltd. as of April 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements or summaries contained in this prospectus as to the material contents of any contract or any other document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements or summaries is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at https://www.kestramedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

EXCHANGE CONTROLS

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include    ). Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Bermuda exempted company limited by shares. As a result, the rights of holders of our common shares will be governed by Bermuda law, our memorandum of association and the amended and restated bye-laws to be in effect upon the closing of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Kestra Medical Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Kestra Medical Technologies, Ltd. (the “Company”) as of April 30, 2024 and 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

August 28, 2024

We have served as the Company’s auditor since 2021.

KESTRA MEDICAL TECHNOLOGIES, LTD.

BALANCE SHEETS

April 30, 2024 and 2023

(in dollars)

	2024	2023
Assets

Total assets	$—	$—

Commitments and contingencies (Note 3)

Shareholder’s equity
Shares subscription receivable from West Affum Holdings, L.P.	$(100)	$(100)
Ordinary Shares, $1.00 par value; 100 shares authorized, issued and outstanding	100	100

Total shareholder’s equity	$—	$—

See accompanying notes to the Balance Sheets.

KESTRA MEDICAL TECHNOLOGIES, LTD

NOTES TO BALANCE SHEETS

1. Description of Business

Kestra Medical Technologies, Ltd. (the “Company”) was formed as a limited company in Bermuda on May 20, 2021 and is a wholly owned subsidiary of West Affum Holdings, L.P. (“West Affum LP”), a company in the Cayman Islands. The Company was formed for the purpose of completing a public offering and related transactions to carry on the business of West Affum Intermediate Holdings Corp. and subsidiaries. Upon completion of a public offering, the Company’s principal asset will be a controlling interest in the business and affairs of West Affum Intermediate Holdings Corp. and subsidiaries.

2. Significant Accounting Policies

Basis of Presentation

The Balance Sheets are presented in accordance with generally accepted accounting principles in the United States of America. Separate statements of income, comprehensive income, changes in shareholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

The Company’s fiscal year end is April 30.

The Balance Sheets have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

3. Commitments and Contingencies

As of April 30, 2024, the Company has no commitments and contingencies.

4. Shareholder’s Equity

As of April 30, 2024 and 2023, the Company has authorized for issuance 100 Ordinary Shares with $1.00 par value, all of which are outstanding with $100 shares subscription receivable from West Affum LP accounted for as contra-equity on the Balance Sheets.

5. Subsequent Events

The Company has evaluated subsequent events through the date the Balance Sheets were available to be issued on August 28, 2024. The Company concluded that there were no subsequent events that require adjustment to the Balance Sheets or disclosure in the notes to the Balance Sheets.

6. Subsequent Events (unaudited)

The Company has evaluated subsequent events from the date the Balance Sheets were originally available to be issued on August 28, 2024 through December 11, 2024, the date the Balance Sheets were available to be reissued. The Company concluded that there were no subsequent events that require adjustment to the Balance Sheets or disclosure in the notes to the Balance Sheets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of West Affum Intermediate Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of West Affum Intermediate Holdings Corp. and its subsidiaries (the “Company”) as of April 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in redeemable preferred stock and stockholder’s deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred negative operating cash flows and losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

August 28, 2024, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, as to which the date is December 11, 2024

We have served as the Company’s auditor since 2016.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

April 30, 2024 and 2023

(in thousands, except share and per share amounts)

	2024	2023
Assets
Current assets
Cash and cash equivalents	$8,249	$14,810
Accounts receivable	1,998	—
Disposable medical equipment supplies	3,290	2,113
Prepaid expenses and other current assets	1,370	1,500

Total current assets	14,907	18,423

Right-of-use assets	2,286	1,278
Deposits	1,710	2,642
Restricted cash	334	512
Property and equipment, net	26,105	15,445
Other long-term assets	607	356

Total assets	$45,949	$38,656

Liabilities, Redeemable Preferred Stock and Stockholder’s Deficit
Current liabilities
Accounts payable	$23,892	$6,162
Accrued liabilities	9,079	8,765
Operating lease liabilities, current portion	—	1,366
Long-term debt, current portion	—	20,446

Total current liabilities	32,971	36,739

Operating lease liabilities, net of current portion	2,633	—
Other long-term liabilities	76	63
Long-term debt, net	42,536	17,322

Total liabilities	78,216	54,124

Commitments and contingencies (Note 13)

Redeemable preferred stock, $0.01 par value; 5,000,000 shares authorized, 177,110 shares issued and outstanding	177,110	102,110

Stockholder’s deficit

Common stock, $0.01 par value; 5,000,000 shares authorized; 105,808 shares issued and outstanding	1	1
Additional paid-in capital	197,057	194,736
Accumulated deficit	(406,435)	(312,315)

Total stockholder’s deficit	(209,377)	(117,578)

Total liabilities and stockholder’s deficit	$45,949	$38,656

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended April 30, 2024 and 2023

(in thousands, except share and per share amounts)

	2024	2023
Revenue	$27,814	$7,630
Costs of revenue	27,452	18,281

Gross margin	362	(10,651)

Operating expenses:
Research and development costs	15,490	15,756
Selling, general and administrative	69,935	54,014

Total operating expenses	85,425	69,770

Loss from operations	(85,063)	(80,421)
Other expenses:
Interest expense	6,230	5,629
Other expense (income)	2,803	(1,827)

Net loss before provision for income taxes	(94,096)	(84,223)
Provision for income taxes	24	15

Net loss and comprehensive loss	(94,120)	(84,238)
Less: Undeclared preferred stock dividends	6,721	2,499

Net loss attributable to common stockholder, basic and diluted	$(100,841)	$(86,737)

Net loss per share attributable to common stockholder, basic and diluted	$(953)	$(820)

Weighted-average shares of common stock outstanding, basic and diluted	105,808	105,808

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND

STOCKHOLDER’S DEFICIT

Years Ended Apri1 30, 2024 and 2023

(in thousands, except share and per share amounts)

	Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount	Shares	Amount
Balances at April 30, 2022	—	$—	105,808	$1	$194,198	$(228,077)	$(33,878)
Capital contributions	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,209	—	1,209
Issuance of redeemable preferred stock	102,110	102,110
Deemed dividend for payments to third party on behalf of stockholder	—	—	—	—	(671)	—	(671)
Net loss and comprehensive loss	—	—	—	—	—	(84,238)	(84,238)

Balances at April 30, 2023	102,110	102,110	105,808	1	194,736	(312,315)	(117,578)
Stock-based compensation expense			—	—	1,488	—	1,488
Issuance of redeemable preferred stock	75,000	75,000
Deemed dividend for payments to third party on behalf of stockholder	—	—	—	—	(799)	—	(799)
Capital contribution from Parent to settle warrant obligation	—	—	—	—	1,632	—	1,632
Net loss and comprehensive loss	—	—	—	—	—	(94,120)	(94,120)

Balances at April 30, 2024	177,110	$177,110	105,808	$1	$197,057	$(406,435)	$(209,377)

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended April 30, 2024 and 2023

(in thousands)

	2024	2023
Cash flows from operating activities
Net loss	$(94,120)	$(84,238)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,560	4,855
Loss on disposal of property and equipment	1,070	560
Interest paid-in-kind	1,098	5,183
Amortization of debt discounts and issuance costs	610	446
Stock-based compensation expense	1,488	1,209
Non-cash lease expense	729	1,090
Deferred income tax expense (benefit)	12	(45)
Non-cash loss on extinguishment of debt	930	—
Changes in operating assets and liabilities:
Disposable medical equipment supplies	(1,177)	(733)
Prepaid expenses and other current assets	331	(271)
Accounts receivable	(1,998)	—
Accounts payable	7,340	2,143
Accrued liabilities	371	1,284
Operating lease liabilities	(469)	(1,141)
Other long-term assets	(10)	16

Net cash used in operating activities	(72,235)	(69,642)

Cash flows from investing activities
Purchases of property and equipment	(12,226)	(13,927)
Deposits paid for medical rental equipment	(288)	(1,534)
Refund of deposits for medical rental equipment	285	—

Net cash used in investing activities	(12,229)	(15,461)

Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock	75,000	102,110
Deemed dividend for payments to third party on behalf of stockholder	(799)	(671)
Proceeds from issuance of long-term debt	45,000	—
Payment of debt issuance costs	(2,353)	—
Repayment of long-term debt	(39,123)	(5,333)

Net cash provided by financing activities	77,725	96,106

Net increase (decrease) in cash, cash equivalents and restricted cash	(6,739)	11,003
Cash, cash equivalents and restricted cash
Beginning of period	15,322	4,319

End of period	$8,583	$15,322

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets
Cash and cash equivalents	$8,249	$14,810
Restricted cash	334	512

Cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$8,583	$15,322

Non-cash investing and financing activities:
Purchases of property and equipment in accrued liabilities and accounts payable	$11,066	$273
Capital contribution from Parent to settle warrant obligation	1,632	—
Supplemental disclosure of cash flow information
Income taxes paid (refunds received)	$(30)	$12
Interest paid	3,630	—

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2024 and 2023

(in thousands, except share and per share amounts)

1. Nature of Operations and Liquidity

West Affum Intermediate Holdings Corp., a Cayman Islands exempted company (the “Company”), was incorporated on August 6, 2020, in order to carry on the business of West Affum Holdings Corp. (“WAH Corp.”) and its consolidated subsidiaries. West Affum Intermediate Holdings Corp., is wholly owned by West Affum Holdings L.P., a Cayman Islands limited partnership (the “Parent”).

The Company and its consolidated subsidiaries own certain intellectual property related to the development of personal Wearable Cardioverter Defibrillators (“WCD”) approved by the U.S. Food and Drug Administration (“FDA”).

The Company generates revenue through leasing the WCD system to patients.

Liquidity and Going Concern

The Company has incurred negative operating cash flows and significant losses from operations since its inception. For the years ended April 30, 2024 and 2023, the Company incurred net losses of $94,120 and $84,238, respectively. Cash used in operating activities was $72,235 and $69,642 for the years ended April 30, 2024 and 2023, respectively. As of April 30, 2024, the Company had an accumulated deficit of $406,435. Management has prepared the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and liabilities in the ordinary course of business.

The Company has historically financed its operations primarily through capital contributions, issuance of preferred stock and redeemable stock and term loans. The Company expects to continue to incur substantial losses for the foreseeable future, and its ability to achieve and sustain profitability will depend on the successful commercialization of its device and on the achievement of sufficient revenue to support its cost structure. As of April 30, 2024 and 2023, the Company had cash, cash equivalents and restricted cash of $8,583 and $15,322, respectively. In May and July 2024, through additional capital contributions and the closing of a private placement, the Company received $116,500 in total net cash proceeds. However, management believes that its cash and cash equivalents balance may not be sufficient to fund its planned current operations for the next twelve months from the date these consolidated financial statements were issued. Management plans on raising additional capital to continue operations but cannot predict with certainty the ability to obtain such funding. If the Company is unable to obtain additional funding, it would be required to suspend operations or reduce its spending profile to a level which would not allow for planned product commercialization.

Additionally, as discussed in Note 7, the Company’s debt agreement requires certain financial and non-financial covenants, including minimum revenue and cash thresholds, which if not achieved may be considered an event of default under the terms of the debt agreement. Based upon the factors discussed above, there is substantial doubt as to whether the Company will continue as a going concern for the next twelve months from the date these consolidated financial statements were available to be issued.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s reporting currency is the U.S. dollar.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Estimates are required as part of determining the estimated lives of property and equipment, stock-based compensation expense, fair value of warrant obligations and valuation allowance for deferred tax assets.

The Company bases its estimates on historical experience and other market-specific or relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. Restricted cash consists entirely of amounts related to the Company’s office lease agreement. In lieu of a cash security deposit, the landlord required an irrevocable standby letter of credit upon execution of the lease be maintained throughout the term of the lease agreement in the amount of $109 and $512 as of April 30, 2024 and 2023, respectively. The Company also has restricted cash of $225 and $0 for credit card collateralization as of April 30, 2024 and 2023, respectively.

Disposable Medical Equipment Supplies

Disposable medical equipment supplies consist of equipment parts, consumables, and associated product supplies that are expensed to the costs of revenue at the time of order delivery to the patient or first use. Disposable medical equipment supplies are valued at standard cost.

Accounts Receivable

Accounts receivable and net revenues are based on contractually agreed-upon rates for services provided, reduced by estimated adjustments, including contractual adjustments. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. The complexity of third-party billing arrangements and laws and regulations governing Medicare may result in adjustments to amounts originally recorded.

The Company performs a periodic analysis to review the valuation of accounts receivable and collectability of outstanding balances. These estimates are determined utilizing historical realization data under a portfolio approach which is then assessed by management to evaluate whether adjustments should be made based on accounts receivable aging trends, other operating trends, and relevant business conditions such as governmental and managed care payor claims processing procedures.

The Company records a reserve for estimated probable losses as part of net revenue adjustments in order to report revenue at an expected collectable amount based on the total portfolio of receivables for which collectability has been deemed probable. The accounts receivable are presented on the Consolidated Balance Sheets net of the adjustments.

Receivables are considered past due when not collected by established due dates. Specific patient balances are written off after collection efforts have been followed and the account has been determined to be uncollectible. Revisions in reserve estimates are recorded as an adjustment to net revenue in the period of revision. The estimates of the allowance for uncollectible accounts were $500 and $0 as of April 30, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of medical rental equipment commences at the date when it becomes available for service, which represents the date that the asset is ready for intended use by the patients and continues through the estimated useful life of the asset. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs, including planned major maintenance activities, are expensed as incurred.

Property and equipment are depreciated using the straight-line method based on the following estimated useful lives:

Asset Classification	Estimated Useful Lives
Computer software and equipment	3.0 years
Test equipment	5.0 years
Leasehold improvements	Lesser of useful life or lease-term
Medical rental equipment	1.5–7.0 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for the year.

Deposits

Deposits represent advance payments to contracted suppliers for medical rental equipment and disposable medical equipment supplies. These payments are classified as long-term assets in the Consolidated Balance Sheets.

Leases

The Company determines if an arrangement is a lease at inception and on the lease commencement date, the Company recognizes an asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term.

The Company determines whether a contract contains a lease at the inception of a contract. If the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company considers the contract to contain a lease.

The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time if the contract contains both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

The Company’s leases do not provide an implicit rate. As such, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lease and non-lease components are combined for all leases. The measurement of lease right-of-use assets and liabilities includes amounts related to lease payments made prior to the lease commencement date, incentives from landlords received by the Company for signing a lease, including tenant improvement allowances or deferred lease credits paid to the Company by landlords, fixed payments related to lease components, such as rent escalation payments schedules at the lease commencement date, and fixed payments related to non-lease components, such as taxes, insurance and maintenance costs. The measurement of lease right-of-use assets and liabilities excludes amounts related to variable payments related to lease components, such as contingent rent payments.

Variable payments related to non-lease components, such as taxes, insurance and maintenance costs, are expensed as incurred in the Consolidated Statements of Operations and Comprehensive Loss. The Company has elected not to recognize right-of use-assets and lease liabilities for leases with a term of twelve months or less. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of the Company’s leases may include options to extend the lease or to terminate the lease. The Company assesses these leases and, depending on the facts and circumstances, has not included these options in the measurement of the Company’s lease right-of-use assets and liabilities since extending the lease under an option is not reasonably certain of such option being exercised.

Non-cash amortization related to the lease right-of-use assets and liabilities is calculated on a straight-line basis over the lease term and is reflected in research and development costs and selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss. Operating lease payments are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows.

Impairment of Long-Lived Assets

The Company periodically reviews its long-lived assets, including property and equipment and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Company compares the carrying value of the long-lived assets (asset group) with the estimated future net undiscounted future cash flows expected to result from the use of the assets (asset group), including cash flows from disposition. An impairment loss is measured as the amount by which the carrying value exceeds the fair value of the long-lived assets (asset group). No impairment of long-lived assets was recorded during the years ended April 30, 2024 and 2023.

Revenue

The Company generates revenue from the leases of ASSURE© System, which consists of a Wearable Cardioverter Defibrillator (“WCD”) combined with a proprietary digital healthcare platform, to at-risk patients for a fixed amount on a month-to-month basis. The lease payments generally consist of the contracted amounts based on reimbursement arrangements with third-party payors including Medicare, Medicaid and private commercial payors, and/or certain patient co-payments. The patient has the right to cancel the lease at any time during the rental period.

The equipment leases are classified as operating leases at lease commencement, and the Company recognizes the revenue associated with ASSURE© rentals in accordance with Accounting Standards Codification Topic 842, Leases (“ASC Topic 842”). The Company elected the practical expedient provided under ASC Topic 842 to combine the lease of ASSURE© System with the non-lease components, which includes the digital healthcare platform. The ASSURE© System is expected to be the predominant component and, as a result, the Company accounts for the combined revenue components under ASC Topic 842. Revenue is recognized on a straight-line basis over the contractual non-cancellable lease term, which is one month, when collectability of the lease payments is deemed to be probable. If collectability of the lease payments is not deemed to be probable, the lease income is limited to the lesser of the income that would have been recognized if collectability was probable or the lease payments collected. Collectability of all lease payments, which includes amounts reimbursed by third-party payors and/or amounts covered by the patient, is assessed for each contract upon lease commencement and is subject to subsequent reassessment throughout the lease term, as necessary.

Due to the nature of the industry and the reimbursement environment in which we operate, we periodically evaluate the need to record a general reserve under ASC 450, Contingencies, for a portfolio of operating lease receivables that are probable of collection. Inherent in the reserve estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are expected to be identified and recorded at the point of cash application or claim denial.

Costs of Revenue

Costs of revenue consist of direct material, labor and indirect costs related to lease performance of ASSURE© System. It includes the cost of disposable WCD device components, depreciation cost of medical rental equipment reusable components, shipping, and order fulfillment costs, as well as other indirect costs incurred to support the manufacture and medical rental equipment delivery to and ongoing support for the patient’s costs incurred in connection with providing the ASSURE© System to the patients.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established if it is more likely than not that some, or all of the net deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50.0% likelihood of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Research and Development

Research and development expenses consist of salaries and related benefits of product development personnel, prototype materials and other expenses related to the development of new products. Research and development expenses are expensed as incurred.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Patent-related legal costs are included as a component of selling, general and administrative expenses.

Stock-Based Compensation

Stock-based compensation expense for equity incentive units is measured at the grant date based on the fair value of the award and is recognized as compensation expense as vesting milestones are met. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units. The model requires various assumptions involving the judgement of management, including the fair value of common units, volatility in the unit price, time to liquidity and risk-free interest rate. Since the units are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. Forfeitures are recognized as they occur.

Payments on Behalf of Stockholder

During the years ended April 30, 2024 and 2023, the Company paid administrative costs related to its stockholder, Parent, of $799 and $671, respectively. The payments on behalf of the stockholder were recorded as a deemed dividend in the Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholder’s Equity (Deficit).

Concentrations of Risk

Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company’s cash is mainly held in financial institutions. Amounts on deposit may at times exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Further, the Company holds some cash balances in its accounts located in the Cayman Islands which are not insured.

Business Risk

The Company relies and expects to continue to rely on a small number of vendors to manufacture supplies and materials for its use in our commercial product and the clinical trial programs. These programs could be adversely affected by a significant interruption in these manufacturing services.

Customer Risk

The Company earns revenues by seeking reimbursement for our product from governmental healthcare programs and private health insurance companies, primarily from the federal Medicare program. If the Medicare program were to slow payments of our receivables for any reason, we would be adversely impacted. In addition, both governmental healthcare programs and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect our cash flow and revenues.

Segment Information

The Company has determined that its Chief Executive Officer is its chief operating decision maker. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reportable segment and all of the Company’s consolidated net income is attributable to the single reportable segment.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. There are three levels of inputs that may be used to measure fair value:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Comprehensive Loss

Comprehensive loss consists of net loss and other gains or losses affecting stockholder’s equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss. For the years ended April 30, 2024 and 2023, there were no items which qualify as components of other comprehensive loss and therefore, the Company’s comprehensive loss was the same as its reported net loss.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enables investors to better understand an entity’s overall performance and assists in assessing potential future cash flows. The guidance is effective for fiscal years beginning after December 15, 2023. The Company is still evaluating the impact that this ASU will have on their financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances transparency and decision usefulness of income tax disclosures, primarily related to the income tax rate reconciliation and income taxes paid information. The guidance is effective for private business entities for annual reporting periods beginning after December 15, 2025. The Company does not anticipate a material impact to the required financial statement disclosure as a result of this ASU.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption. No new accounting pronouncements were adopted during the year ended April 30, 2024.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at:

	2024	2023
Prepaid software fees	$951	$1,130
Other	419	370

Prepaid expenses and other current assets	$1,370	$1,500

4. Property and Equipment

Property and equipment consisted of the following at:

	2024	2023
Medical rental equipment	$38,097	$17,827
Computer software and equipment	1,439	1,471
Test equipment	3,224	2,435
Leasehold improvements	891	872

Total property and equipment	43,651	22,605
Less: accumulated depreciation	(17,546)	(7,160)

Property and equipment, net	$26,105	$15,445

The Company recorded $11,560 and $4,855 of depreciation expense for the years ended April 30, 2024 and 2023, respectively.

5. Leases

The Company had two operating leases for office space that commenced on May 1, 2020 and January 1, 2021 with a 48-month term and 40-month term, respectively. The Company determined at the commencement of both leases that it is reasonably certain that the Company will not exercise the option to extend the terms of either lease. The office leases have variable lease payments to reimburse the lessor for costs, such as insurance and taxes but do not depend on an index rate and are excluded from the measurement of the lease liability and are recognized in operating expense.

In June 2021, the Company amended its office lease that began on May 1, 2020 to expand the leased space, commencing on September 1, 2021. The amendment is subject to all terms and conditions of the original office lease agreement and expires in April 2024. In October 2023, the Company amended the existing arrangements into an extended office lease set to expire in April 2029. The Company has the option to renew for 3.0- or 5.0-years upon expiration of the extended term.

The amendment provided rent abatement from November 1, 2023 through April 30, 2024. The amendment further provided a tenant improvement allowance of $943 to be used as rent abatement or tenant improvement reimbursement by June 2026, and $786 specific for tenant improvements. The Company expects the $943 to be used for rent abatement. These items are included in the lease liability calculation and maturity analysis shown below.

Operating lease expense was as follows for the years ended:

	April 30,
	2024	2023
Operating lease expense	$991	$1,375
Variable lease expense	602	527

Total operating lease expense	$1,593	$1,902

Operating lease expense includes amortization and interest expense associated with operating lease right-of-use assets and liabilities. Variable lease expense includes payments related to taxes, insurance and maintenance costs as required by the lease.

Cash paid for operating leases was $1,269 and $1,894 for the years ended April 30, 2024 and 2023, respectively.

The weighted average remaining lease term for the Company’s operating leases was 60 months as of April 30, 2024 and 12 months as of April 30, 2023. The weighted average discount rate used to calculate the net present value of the Company’s operating lease liabilities was 15.2% and 14.8% as of April 30, 2024 and April 30, 2023, respectively.

Maturities of operating lease liabilities (net reimbursements) were as follows as of April 30, 2024:

2024
Fiscal Year:
2025	$(581)
2026	1,184
2027	1,219
2028	1,256
2029	1,293
Thereafter	—

Total future lease payments	4,371
Less: imputed interest	(1,738)

Total lease liability balance	2,633
Less: current portion of lease liability	—

Total lease liability, net of current portion	$2,633

6. Accrued Liabilities

Accrued liabilities consisted of the following at:

	April 30,
	2024	2023
Other expenses	$2,651	$3,884
Bonuses and commissions	4,291	3,175
Vacation	1,903	1,491
Payroll and payroll taxes	234	215

Accrued liabilities	$9,079	$8,765

7. Long-Term Debt

On September 24, 2020, WAH Corp. and Kestra entered into the Loan and Security Agreement (the “Loan Agreement”) with a lender, which provided for a Senior Secured Delayed-Draw Term Loan in an aggregate principal amount of up to $50.0 million (the “Term Loan”). Borrowings under the original Term Loan are made available in up to three tranches, which are subject to the Company achieving certain funding, regulatory or revenue milestones as defined in the Loan Agreement. The term loan includes certain six month trailing revenue thresholds beginning in July of 2022, which if not met, will increase the interest rate on the Term Loan by 1.0% and require the then outstanding balance to accelerate to be repaid over a 24-month period.

On December 28, 2020, the Company drew the first tranche of the Term Loan pursuant to the terms of the Loan Agreement in the amount of $20.0 million. The Company incurred a 1.0% facility fee of the total available loan amount of $50.0 million upon the draw of the first tranche and legal fees of $832 for both the Company and the lender. The Company recognized a portion of the facility fee and legal fees as a discount to the long-term debt liability and a portion in other long-term assets, relative to the tranche draws, both of which are amortized as interest expense over the term of the loan on a straight-line basis.

In conjunction with the draw on the first tranche, the Parent issued a warrant to the lender to purchase up to 49,044 shares of the Parent’s common units at an exercise price of $22.63 per share. The fair value of the warrant is $320 and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense.

On January 21, 2022, the Company drew the second tranche of the Delayed Senior Secured Term Loan pursuant to the terms of the Loan Agreement in the amount of $15.0 million. Relative to the second tranche draw, the Company reclassified a portion of the facility fee and legal fees from other long-term assets to the long-term debt liability as a debt discount, with both facility and legal fees being amortized as interest expense over the term of the loan on a straight-line basis.

In conjunction with the draw of the second tranche, the Parent issued a warrant to the lender to purchase up to 36,783 shares of the Parent’s common units at an exercise price of $26.24 per share. The fair value of the warrant is $375 and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense.

The Term Loan originally bore interest on outstanding balances of 14.5% per annum, all of which could be paid-in-kind, accrued and added to the principal balance and compounded quarterly until the earlier of the repayment or maturity date of the Term Loan. Following achievement of Premarket Approval from the FDA of the Company’s ASSURE® WCD system, the Term Loan would bear interest of 12.5% per annum, up to 6.5% of which can be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. On July 27, 2021, the Company received FDA Premarket Approval for the ASSURE®WCD system and submitted evidence of the FDA Premarket Approval to the lender of the Term Loan. As such, the Term Loan began to bear interest on outstanding balances of 12.5% per annum, up to 6.5% of which could be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. On April 11, 2022, the Company and the lender entered into a First Amendment to Loan and Security Agreement (the “Amendment”), pursuant to which the parties agreed to amend the existing Loan Agreement to (i) provide for additional funding under additional tranche Loan (“Tranche D Draw”) in the amount of $10.0 million, (ii) increase the aggregated principal amount by $10.0 million, to a total of $60.0 million, (iii) increase the portion of paid-in-kind interest to 100% of a stated interest rate at 12.5% for the period starting February 1, 2022 through April 30, 2023 and thereafter at a rate of 6.5% in accordance with the terms of the loan, and (iv) modify the certain minimum revenue thresholds and defer the first measurement date to October of 2022. The Amendment included the ability to draw on the third tranche of the debt until March 24, 2023, provided the Company could achieve $9.0 million in three-month trailing revenue. Further, the fourth tranche (“Tranche D Draw”) for $10.0 million is available until July 24, 2023 upon achievement of a six-month trailing revenue of $25.0 million. The original loan maturity date of September 24, 2025 under the loan modification remained unchanged. The Company evaluated the Amendment to the Term Loan under accounting guidance ASC 470, Debt and determined that the amendment should be treated as a debt modification, as such no gain or loss was recognized in the year ended April 30, 2022.

As of October 31, 2022, the Company did not meet the required revenue target for the preceding six-months trailing revenue. As a result, the Company began to make principal payments over a 24-month period, payable at the beginning of the following quarter and the interest rate increased by 1.0% to 13.5%. The Company made its first principal payment of $5,333 on February 1, 2023. The Company did not meet its revenue target for the preceding six months as of January 31, 2023 and principal payments continued. The Company made a second principal payment on May 1, 2023 for $5,511. The Company did not meet its revenue target for the preceding six months as of April 30, 2023 and the next principal payment was due on August 1, 2023.

On July 28, 2023, the Company entered into an agreement with the holder of the Term Loan, to defer a principal payment that was due on August 1, 2023 to extend the payment date to September 1, 2023. On August 31, 2023, the Company entered into an agreement to defer the principal payment that was due on August 1, 2023 to October 31, 2023. The agreement also changed the loan prepayment fee of 6.0% through from September 24, 2022 to September 24, 2023 to a loan prepayment fee of 5.0% from September 24, 2022 through December 31, 2023 and for the prepayment fee to be changed to 3.0% beyond December 31, 2023. On September 29, 2023, the Company terminated the Term Loan by paying off the loan balance of $34,209, accrued interest of $757, a prepayment fee of $1,710 and a loss on extinguishment of debt of $1,006, including the non-cash portion of $930. Loss on extinguishment of debt is part of Other expense (income) on the Consolidated Statements of Operations and Comprehensive Loss.

On September 29, 2023 the Company entered into a Credit Agreement with a separate lender which provided a Senior Secured Delayed Draw Term Loan Facility (“Term Loan 2024”) in an aggregate principal amount of up to $60.0 million which matures on September 29, 2028. Borrowings are made available in up to three tranches, the first of which is available upon closing of the agreement, which included committed equity funding of at least $75.0 million, and two follow on tranches of $7.5 million which become available before November 1, 2024 and February 1, 2025 and are dependent on upon achievement of revenue milestones of trailing twelve month revenues of $50.0 million and $70.0 million, respectively. The Term Loan 2024 bears interest equal to the sum of Term Secured Overnight Financing Rate plus 7.25% for each interest period which is measured monthly and is payable on the last day of each fiscal quarter. Through March 31, 2025, the Company has the ability to pay-in-kind up to 2.0% of the payable interest. The Term Loan 2024 requires a minimum level of cash of $3.0 million and revenues starting at $16.0 million for the trailing twelve-month period ending April 30, 2024 and increasing on a quarterly basis through maturity up to $125.0 million. The revenue covenant began to be measured on April 30, 2024. As of April 30, 2024, the Company was in compliance with its debt covenants.

On September 29, 2023, the Company drew the initial $45.0 million. In connection with the first draw, the Company incurred a 1% facility fee of the total available loan amount of $60.0 million upon the draw of the first tranche of $600 and legal fees of $1,753 for both the Company and the lender. The Company recognized the facility fee and legal fees as a discount of $1,765 to the Term Loan 2024 for the initial draw on the loan, and $588 as an Other asset, for the remainder available to draw. Each of these will be amortized as interest expense over the term of the loan on a straight-line basis.

In conjunction with the draw of the first tranche, the Parent issued a warrant to the lender to purchase up to 256,410 shares of the Parent’s common units at an exercise price of $17.55 per share. The fair value of the warrant is $1,632 and is recognized as a debt discount and as a capital contribution, and the debt discount is amortized over the term of the loan to interest expense.

The Company’s long-term debt consisted of the following at:

	2024	2023
Term loans	$45,000	$29,667
Accumulated paid-in-kind interest applied to term loan balance	540	8,899
Less: unamortized debt issuance costs and debt discount	(3,004)	(798)

Total long-term debt, net of current portion	42,536	37,768
Less: Current portion of long term debt	—	(20,446)

Total long-term debt, net	$42,536	$17,322

During the year ended April 30, 2024, the Company recognized expense of $4,109 related to the Term Loan 2024. Of this amount, $271 was related to amortization of the facility fee and legal fees, $438 was related to amortization of the debt discount recognized in connection with the warrant, $2,860 was cash interest expense and $540 was interest expense paid-in-kind and applied to the Term Loan 2024 balance as of April 30, 2024.

During the year ended April 30, 2024, the Company recognized expense of $2,061 related to the Term Loan. Of this amount, $93 was related to amortization of the facility fee and legal fees, $56 was related to amortization of the debt discount recognized in connection with the warrant, $771 was cash interest expense and $1,141 was interest expense paid-in-kind prior to the extinguishment of the Term Loan.

During the year ended April 30, 2023, the Company recognized expense of $5,629 related to the Term Loan. Of this amount, $279 was related to amortization of the facility fee and legal fees, $167 was related to amortization of the debt discount recognized in connection with the warrant and $5,183 was interest expense paid-in-kind and applied to Term Loan balance as of April 30, 2023.

8. Fair Value Measurement

The following table presents the Company’s fair value hierarchy for its classified assets and liabilities measured at fair value on a recurring basis as of April 30, 2024 and 2023.

	Level 1	Level 2	Level 3
April 30, 2024
Assets
Cash and cash equivalents	$8,249	$—	$—
Restricted cash	334	—	—

Total assets	$8,583	$—	$—

Liabilities
Long-term debt	$—	$43,870	$—

Total liabilities	$—	$43,870	$—

April 30, 2023
Assets
Cash and cash equivalents	$14,810	$—	$—
Restricted cash	512	—	—

Total assets	$15,322	$—	$—

Liabilities
Long-term debt	$—	$40,300	$—

Total liabilities	$—	$40,300	$—

The Company classifies its money market funds, which are valued based on quoted market prices in active markets with no valuation adjustment, as cash and cash equivalents within the fair value hierarchy.

As of April 30, 2024 and 2023, the fair value of the long-term debt, net of discounts, approximated $43,870 and $40,300, respectively. The fair value of long-term debt was determined using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules and current market rates. Long-term debt has been classified as Level 2 of the fair value hierarchy.

The only transfer associated with the fair value hierarchies relates to Term Loan 2024 into the Level 2 fair value hierarchy for the year ended April 30, 2024. Other than this item, there were no transfers into or out of the Level 1, 2 or 3 fair value hierarchies during the years ended April 30, 2024 and 2023.

9. Stockholder’s Equity

The Company had 5,000,000 shares of common stock authorized and 105,808 shares issued and outstanding with a par value of $0.01 as of April 30, 2024 and 2023. Each share of common stock is entitled to one vote. Contributions are recorded to additional paid-in capital.

10. Redeemable Preferred Stock

In May 2022, the Company amended and restated the Memorandum and Articles of Association of the Company, according to which the Company’s existing share capital of 5,000,000 shares can upon the discretion of the Company be issued in the form of either common and/or preferred stock with a par value of $0.01 each. Preferred stock issued is considered non-voting and are subject to preferred dividend accrued daily with a set payment “yield” capped at 4.7%. The preferred dividend is declared upon the discretion of the directors of the Company on the interim basis and paid out on the annual basis upon discretion of the Company, provided there are funds lawfully available for distribution. No dividends were declared as of April 30, 2024 or 2023 and the cumulative unpaid dividends were $6,721 and $2,499, respectively. In the event of liquidation, dissolution or winding up, assets will be applied first, to pay preferred stock dividends and second to pay issue price of preferred stock. Preferred stock may be converted to common stock at the option of the directors upon a successful public offering based on the criteria outlined by the directors of the Company. For the years ended April 30, 2024 and 2023, the Company issued a total of 75,000 and 102,110 preferred shares, respectively, of the Parent for proceeds of $75,000 and $102,110, respectively.

The preferred stock is presented within mezzanine as it is redeemable for cash or other assets and is redeemable upon the occurrence of an event that is not solely within the control of the Company (specifically, an Initial Public Offering that is at the directors’ request).

11. Equity Incentive Plan

Certain employees and contractors of the Company have been granted equity incentive units (“Incentive Units”) of the Parent. The Parent has the ability to issue any number of additional Incentive Units at its discretion. The Incentive Units allow the holder to participate in the equity of the Parent subject to participation thresholds as defined by the Parent. Upon termination, the Company has the right but not the obligation to repurchase vested Incentive Units at fair market value within seven months following termination.

The Parent has issued Incentive Units to certain employees of the Company which are vested based on continued service. Any unvested Incentive Units are automatically forfeited upon a separation. Compensation cost of Incentive Units is estimated on the date of grant.

The Company recognized $1,488 and $1,209 of stock-based compensation expense related to time-based vested Incentive Units during the years ended April 30, 2024 and 2023, respectively. As of April 30, 2024 and 2023, total Incentive Units vested were 1,262,179 and 1,043,285, respectively.

The following table summarizes all Incentive Unit activity:

Incentive Units
Outstanding at April 30, 2022	1,426,945
Granted	719,796
Forfeited / repurchased	(59,090)

Outstanding at April 30, 2023	2,087,651

Granted	141,800
Forfeited / repurchased	(99,308)

Outstanding at April 30, 2024	2,130,143

The Company recorded stock-based compensation in the following expense categories of its Consolidated Statements of Operations and Comprehensive Loss for the years ended:

	April 30,
	2024	2023
Costs of revenue	$1	$7
Research and development	173	140
Selling, general and administrative	1,314	1,062

Total stock-based compensation expense	$1,488	$1,209

As of April 30, 2024 and 2023, total unvested Incentive Units were 867,963 and 1,044,366, respectively.

As of April 30, 2024, unrecognized compensation cost for outstanding Incentive Units was $3,389, with the weighted-average period over which this cost is expected to be recognized at 3.18 years.

In determining the compensation cost of the Incentive Units, the fair value for each Incentive Unit has been estimated at the date of grant using the Black-Scholes model. The significant assumptions used in these calculations were summarized as follows:

	2024	2023
Expected volatility	90.0%	90.0%
Expected time to liquidity	1.5 years	1.5 years
Risk free rate	4.04%	4.04%
Dividend yield	0.0%	0.0%
Estimated fair value	$5.27	$5.27

The weighted average grant date fair value of Incentive Units granted for the years ended April 30, 2024 and 2023 were $5.65 and $5.27, respectively.

12. Income Taxes

The components of income (loss) before income taxes are as follows:

	April 30,
	2024	2023
U.S. operations	$(75,374)	$(62,739)
Foreign operations	(18,722)	(21,484)

Net loss before provision for income taxes	$(94,096)	$(84,223)

The Company is subject to U.S. federal income tax as well as income tax in various states. Additionally, the Company consists of a Cayman Islands parent company with subsidiaries in U.S. and Ireland. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income.

For purposes of the reconciliation between the provision (benefit) for income taxes at the statutory rate and the effective tax rate, a notional U.S. 21.0% rate is applied to pretax income as a result of the following for the years ended:

	April 30,
	2024	2023
Tax benefit at U.S. statutory rate	$(19,760)	$(17,687)
Non-taxable foreign income	(373)	204
State tax(net of federal tax benefit)	(2,325)	(381)
Non-deductible expenses	719	701
R&D credit (net of reserve)	(704)	(874)
Other	23	24
Change in valuation allowance	22,444	18,028

Provision for income taxes	$24	$15

Significant components of the deferred tax assets and liabilities at April 30, 2024 and 2023 are as follows:

	April 30,
	2024	2023
Deferred tax assets
Loss carryforwards	$34,572	$15,643
Interest carryforward	5,786	2,405
Accrued liabilities	2,261	1,290
Operating lease liability	354	300
Disposable medical equipment supplies	161	271
U.S. research and development credits	5,116	4,412
Intangible asset	35,375	35,375

Total deferred tax assets	83,625	59,696
Less: valuation allowance for deferred tax assets	(79,028)	(56,584)

Net deferred tax assets	4,597	3,112

Deferred tax liabilities
Property and equipment	(4,161)	(2,627)
Prepaid expenses	(228)	(267)
Right-of-use assets	(284)	(281)

Total deferred tax liabilities	(4,673)	(3,175)

Net deferred tax liabilities	$(76)	$(63)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carry back opportunities and tax planning strategies in making the assessment. The Company believes it is more likely than not it will not realize the benefits of these deductible differences and has applied a full valuation allowance against them.

During the year ended April 30, 2022, the Company transferred certain intellectual property (“IP”) rights between our wholly-owned subsidiaries (“IP transfer”) to align with its evolving business operations, resulting in the recognition of a deferred tax asset of $35,375 (offset by the Company’s valuation allowance), which represents the book and tax basis difference in the IP and was based on the fair value of the IP upon the transfer, updated during the year ended April 30, 2023 for subsequent changes in facts and circumstances in accordance with the purchase agreements.

The Company has $5,116 in U.S. research and development credits which will begin to expire in 2039. Net operating losses and tax credit carryforwards as of April 30, 2024 are as follows:

	2024	Expiration Years
Net operating losses, federal	$138,213	Indefinite
Net operating losses, state	40,327	Various
Tax credits, federal	5,890	2039 - 2043
Net operating losses, foreign	27,046	Indefinite

The Company determines whether a tax position is more likely than not to be sustained upon examination based on the technical merits of the position in accordance with ASC 740. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The following table summarizes the activity related to unrecognized tax benefits for the years ended:

	April 30,
	2024	2023
Unrecognized tax benefits at beginning of year	$(696)	$(599)
Additions based on tax positions taken in the current year	(78)	(97)
Additions based on tax positions taken in the prior year	—	—
Decreases based on tax positions taken in prior years	—	—

Unrecognized tax benefits at end of year	$(774)	$(696)

All of the unrecognized tax benefits as of April 30, 2024 are accounted for as a reduction in our deferred tax assets. Due to the valuation allowance, none of the $774 of unrecognized tax benefits would affect our effective tax rate, if recognized. We do not believe it is reasonably possible that our unrecognized tax benefits will significantly change in the next twelve months. We recognize interest and penalties related to unrecognized tax benefits as income tax expense. There were no accrued interest or penalties related to unrecognized tax benefits for the year ended April 30, 2024 or April 30, 2023. We do not expect any significant change in our unrecognized tax benefits during the next twelve months.

13. Commitments and Contingencies

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements, and the amount or range of loss can be reasonably estimated. Legal costs are expensed as incurred. Gain contingencies are not recognized until they’re realized or realizable.

In December 2019, the Company applied for a refund from the State of Washington for Business and Occupation (“B&O”) taxes paid in 2014. Management concluded the B&O tax is not applicable as its only source of current income generated through a transfer pricing arrangement between Kestra Medical Technologies and West Affum Holdings Corp was not attributable to the State of Washington. In February 2020, the Company received the full tax refund for the year of 2014 in the amount of $25, and further applied for refunds of B&O taxes for the subsequent years, totaling $1,600. Additionally, the Company ceased payments of B&O taxes in Washington State beginning in 2020. In October 2021, the Washington State Department of Revenue (“DOR”) denied the Company’s request for a refund. The Company is appealed the decision to DOR and received a favorable ruling in January of 2023. As a result, the Company received $1,800 from the DOR to include the amounts paid plus interest. The refund was recorded as Other Income within the Consolidated Statement of Operations and Comprehensive Loss.

The Company enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts as of April 30, 2024. The Company is unable to determine the maximum potential impact of these indemnifications on the future results of operations.

Management believes that there are currently no other claims or actions pending against the Company where the ultimate disposition could have a material effect on the Company’s results of operations, financial condition or cash flows.

14. Defined Contribution Plan

The Company sponsors a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”), for its full-time employees, which covers all eligible employees in the United States. The 401(k) Plan provides for matching and discretionary contributions by the Company. For the years ended April 30, 2024 and 2023, matching and discretionary contributions by the Company totaled $1,345 and $1,017, respectively.

15. Net Loss Per Share Attributable to Common Stockholder

Basic net loss per share attributable to the common stockholder is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the year and excludes any dilutive effects of employee stock-based awards. Diluted net loss per share attributable to the common stockholder is computed giving effect to all potentially dilutive shares of common stock, including common stock issuable upon vesting of stock-based payment awards. For the years ended April 30, 2024 and 2023, the Company did not have any dilutive shares. For all years presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

Potentially anti-dilutive shares excluded from the calculation of diluted net loss per share for the years ended April 30, 2024 and 2023 include 177,110 and 102,110 shares of redeemable preferred stock. Based on the conversion terms of the redeemable preferred stock and circumstances existing as of August 28, 2024, the Company is unable to quantify the quantity of shares of common stock the redeemable preferred stock is convertible into.

The following table sets forth the computation of basic and diluted net loss per share attributable to the common stockholder for the years ended (in thousands, except share and per share amounts):

	April 30,
	2024	2023
Numerator:
Net loss attributable to common stockholder	$(94,120)	$(84,238)
Undeclared preferred dividends	(6,721)	(2,499)

Net loss attributable to common stockholder	$(100,841)	$(86,737)

Denominator:
Weighted average shares of common stock outstanding
—basic and diluted	105,808	105,808
Net loss per share attributable to common stockholder
—basic and diluted	$(953)	$(820)

The Company has Incentive Units issued and outstanding under an equity incentive plan that may be settled in common units of the Parent. The Parent also issued warrants in connection with the draws of the first and second tranches under the Term Loan and the first tranche under the Term Loan 2024 that may be settled in common units of the Parent. The Incentive Units and warrants are not considered participating securities as they do not participate in undistributed earnings of the Company and therefore, would not be included in the calculation of both the basic and diluted loss per share.

16. Subsequent Events

The Company has evaluated subsequent events through the date the consolidated financial statements were available to be issued on August 28, 2024.

In May 2024, the Company received $12,500 from its stockholder in return for the issuance of preferred stock. In July 2024, the Company received $90,900 from its stockholder in return for the issuance of preferred stock. The preferred stock issued by the Company in May and July has the same characteristics as described in Note 10. Also, in July of 2024, a subsidiary of the Company received $17,100 from a third-party investor in return for redeemable shares of the subsidiary. The Company incurred $3,780 in expenses that are considered payments on behalf of stockholder related to the funding transactions in July 2024.

In July 2024, the Company amended their lease agreement to allow for the use of $786, originally for tenant improvement allowances, to also be used for rent abatement at the Company’s discretion. This is consistent with the $943 from the October 2023 amendment.

17. Subsequent Events (unaudited)

The Company has evaluated subsequent events from the date the consolidated financial statements were originally available to be issued on August 28, 2024 through December 11, 2024, the date the consolidated financial statements were available to be reissued.

The Company determined that it will not meet the revenue milestone required to draw on the second tranche of the Term Loan, which was potentially available on November 1, 2024.

Through and including     ,    (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

    Shares

Common Shares

PROSPECTUS

BofA Securities

Goldman Sachs & Co. LLC

Piper Sandler

Wells Fargo Securities

   , 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the initial listing fee.

AMOUNT
SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

We will adopt provisions in our amended and restated bye-laws to be in effect upon the closing of this offering that will provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act or the Exchange Act. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law but do not include indemnities in respect of liabilities arising due to the fraud or dishonesty of directors or executive officers.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions and no commissions were paid in connection with the sale of any such securities.

Incentive Units

In the fiscal year ended April 30, 2022, we granted 398,300 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2023, we granted 719,796 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2024, we granted 141,800 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

From May 2024 through October 31, 2024, we granted 1,121,600 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

Upon the consummation of the Organizational Transactions, all incentive units will be exchanged for, as applicable, our common shares or restricted shares which will vest into common shares on the same terms applicable to the incentive units being exchanged.

Warrants

On December 28, 2020, we issued warrants to purchase 49,044 common units of West Affum LP to Kennedy Lewis Management LP at an exercise price of $22.63 per unit pursuant to the KLIM Warrant Agreement. On September 29, 2023, we issued warrants to purchase 256,410.26 common units of West Affum LP to Perceptive Credit Holdings IV, LP at an exercise price of $17.55 per unit pursuant to the Perceptive Warrant Agreement.

In connection with this offering, we expect to cancel (i) the warrants issued under the KLIM Warrant Agreement in exchange for warrants to purchase    common shares of Kestra Medical Technologies, Ltd. and (ii) the warrants issued under the Perceptive Warrant Agreement in exchange for warrants to purchase     common shares of Kestra Medical Technologies, Ltd.

Organizational Transactions

Pursuant to the Organizational Transactions described in the prospectus that forms a part of this Registration Statement, we will issue common shares to certain existing holders of partnership interests in West Affum LP in exchange for such holders’ partnership interests.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The list of exhibits set forth under the Exhibit Index appearing immediately prior to the signature pages to this registration statement is incorporated herein by reference.

(b) Financial Statement Schedules.

See Index to consolidated financial statements on Page F-1. All schedules have been omitted because they are not required or are not applicable.

ITEM 17. UNDERTAKINGS.

(1)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement†

3.1	Certificate of Incorporation†

3.2	Memorandum of Association†

3.3	Form of Amended and Restated Bye-laws of the Registrant†

5.1	Opinion of Kirkland & Ellis LLP†

5.2	Opinion of Walkers (Bermuda) Limited, Bermuda Counsel to the Registrant†

10.1	Form of Registration Rights Agreement †

10.2	Form of Shareholders Agreement †

10.3	2025 Incentive Plan†+

10.4	Forms of Equity Award Agreements under 2025 Incentive Plan†+

10.5	Form of Indemnification Agreement†+

10.6	Employment Agreement, dated as of October 17, 2016, between Kestra Medical Technologies, Inc. and Brian Webster†+

10.7	Employment Agreement, dated as of October 26, 2016, between Kestra Medical Technologies, Inc. and Traci S. Umberger†+

10.8	Team Member Agreement, dated as of September 14, 2017, between Kestra Medical Technologies, Inc. and Phillip D. Foshee, Jr.†+

10.9	Employment Agreement, dated as of September 10, 2021, between Kestra Medical Technologies, Ltd. and Vaseem Mahboob†+

10.10	Credit Agreement and Guaranty, dated as of September 29, 2023, among Kestra Medical Technologies, Inc. and West Affum Holdings Corp., as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Perceptive Credit Holdings IV, LP, as administrative agent and as a lender †#

10.11	Consent and First Amendment to Credit Agreement and Guaranty, dated as of July 12, 2024, among Kestra Medical Technologies, Inc. and West Affum Holdings Corp., as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Perceptive Credit Holdings IV, LP, as administrative agent and as a lender†#

21.1	Subsidiaries of the Registrant†

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to West Affum Intermediate Holdings Corp.†

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to Kestra Medical Technologies, Ltd.†

23.3	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1)†

23.4	Consent of Walkers (Bermuda) Limited (included as part of Exhibit 5.2)†

24.1	Power of Attorney (included in signature page)†

107	Filing Fee Table†

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission on request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on the     day of     , 2024.

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:
Name: Brian Webster
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian Webster and Traci S. Umberger, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Brian Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2024

Vaseem Mahboob	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2024

Traci S. Umberger	General Counsel, Chief Administrative Officer and Director	, 2024

Christopher Gordon	Director	, 2024

Orly Mishan	Director	, 2024

Jeffrey Schwartz	Director	, 2024

SIGNATURE	TITLE	DATE

Mary Kay Ladone	Director	, 2024

Toby AuWerter	Director	, 2024

Raymond W. Cohen	Director	, 2024

Kevin Reilly	Director	, 2024

Maxwell Bikoff	Director	, 2024

Francesco Draetta	Director	, 2024

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Kestra Medical Technologies, Ltd., in Kirkland, Washington, on     , 2024.

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:
Name:	Brian Webster
Title:	President and Chief Executive Officer